As filed with the Securities and Exchange Commission on November 24, 2003
Registration No. 333-108293

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 6

to
Form S-1
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

Open Solutions Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	7372	22-3173050
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

300 Winding Brook Drive

Glastonbury, Connecticut 06033
(860) 652-3155
(Address, Including Zip Code, and Telephone Number,
Including Area Code, of Registrant’s Principal Executive Offices)

Louis Hernandez, Jr.

Chairman of the Board and Chief Executive Officer
Open Solutions Inc.
300 Winding Brook Drive
Glastonbury, Connecticut 06033
(860) 652-3155
(Name, Address, Including Zip Code, and Telephone Number,
Including Area Code, of Agent For Service)

Copies to:

John A. Burgess, Esq. Hale and Dorr LLP 60 State Street Boston, Massachusetts 02109 Telephone: (617) 526-6000 Telecopy: (617) 526-5000	Marc D. Jaffe, Esq. Latham & Watkins LLP 885 Third Avenue New York, New York 10022-4802 Telephone: (212) 906-1200 Telecopy: (212) 751-4864

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.    ☐

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.    ☐

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. Neither we nor the selling stockholders may sell these securities until the Securities and Exchange Commission declares our registration statement effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated November 24, 2003.

Prospectus

5,000,000 shares

Common Stock

         This is the initial public offering of Open Solutions Inc. No public market currently exists for our common stock.

We currently anticipate the initial public offering price of our common stock to be between $14.00 and $16.00 per share. We have applied to have our common stock approved for quotation on the Nasdaq National Market under the symbol “OPEN.”

We are offering 4,820,000 shares of common stock. The selling stockholders identified in this prospectus are offering an additional 180,000 shares. We will not receive any of the proceeds from the sale of shares being sold by the selling stockholders.

Investing in the common stock involves risks that are described in the “Risk Factors” section beginning on page 8 of this prospectus.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds, before expenses, to Open Solutions	$	$
Proceeds, before expenses, to the selling stockholders	$	$

      We have granted the underwriters a 30-day option to purchase up to 750,000 additional shares from us to cover any over-allotments.

Delivery of shares will be made on or about                     , 2003.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Bear, Stearns & Co. Inc.

Friedman Billings Ramsey
U.S. Bancorp Piper Jaffray

The date of this Prospectus is                     , 2003.

      Our enterprise-wide suite of software and services performs a financial institution’s data processing and information management functions. Our core software manages the account, transaction, lending, operations, back office, client information and reporting functions for a commercial bank, thrift or credit union on either an in-house or outsourced basis.

ABOUT THIS PROSPECTUS
PROSPECTUS SUMMARY
RISK FACTORS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED CONSOLIDATED FINANCIAL DATA
UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
RELATED PARTY TRANSACTIONS
PRINCIPAL AND SELLING STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF OUR COMMON STOCK
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO FINANCIAL STATEMENTS
EX-10.4 2003 EMPLOYEE STOCK PLAN, AS AMENDED
EX-23.1 CONSENT OF PRICEWATERHOUSECOOPERS LLP

ABOUT THIS PROSPECTUS

      You should rely only on the information contained in this document or to which we have referred you. We and the selling stockholders have not, and the underwriters have not, authorized anyone to provide you with information that is different. If anyone provides you with different or inconsistent information, you should not rely on it. We and the selling stockholders are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

i

PROSPECTUS SUMMARY

      This summary highlights information contained elsewhere in this prospectus, but does not contain all the information that is important to you. You should read this entire prospectus carefully, including the section entitled “Risk Factors,” our consolidated financial statements and the related notes included elsewhere in this prospectus, before making an investment decision.

Our Business

      Open Solutions Inc. is a provider of software and services that allow financial institutions to compete and service their customers more effectively. We develop, market, license and support an enterprise-wide suite of software and services that performs a financial institution’s data processing and information management functions. In contrast to traditional legacy systems, our technologies are fully integrated, open, flexible, customer-centric and efficient, permitting financial institutions to draw on and deliver consistent information quickly. We offer core software and complementary products, which can be licensed to financial institutions separately or, when combined, form a fully-integrated suite. Our technology allows our clients to access information from disparate sources and then analyze and distribute that information for use at the point of customer contact. Our software can be operated either by the financial institution internally or on an outsourced basis in one of our outsourcing centers or through an outsourcing center hosted by one of our resellers. We believe that our products and services enable our clients to reduce their overall core processing and operational costs and allow them to meet their strategic needs more effectively.

Our Market Opportunity

      According to Thomson Financial Inc., there are approximately 19,400 commercial banks, thrifts and credit unions in the United States which have an asset base of under $20 billion. We believe that these financial institutions, which have traditionally competed on the basis of personalized service, are facing increasing challenges to improve their operating efficiencies. These challenges include the entrance of non-traditional competitors, the compression of margins on traditional products, significant channel proliferation and the convergence of financial products into a single institution. These institutions have traditionally fulfilled their information technology needs through legacy computer systems, operated either by the institution itself or through an outsourcing center. Legacy systems, which operate in large mainframe or minicomputer environments, are generally highly proprietary, inflexible and costly to operate and maintain. In addition, the costs associated with modifying core software and obtaining proprietary complementary software are generally greater over time than the costs associated with newer technology.

      We believe that financial institutions today are seeking more integrated, open, flexible, customer-centric and efficient information technology solutions that:

•	combine high performance, scalability, reliability and security with the advantages associated with relational and highly normalized (which means data is easily accessible and not stored redundantly) technology based on industry standards,

•	deliver new products and services to their customers quickly and efficiently without extensive custom development,

•	integrate easily with other applications used in the enterprise without expensive middleware,

•	provide quick and effective access to customer and account data in order to offer better, more customized services, monitor trends and performance and cross-sell services and products,

•	allow real-time access to customer data while preserving the financial institution’s ability to batch process large transactions, and

•	accommodate, in a single application, multiple delivery channels, such as ATMs, telephone banking, Internet banking and wireless banking, as well as new delivery channels as they emerge.

      We believe that information technology systems such as ours, which are based on open, industry-standard operating environments and relational databases, meet these requirements.

Our Solution

      Our core software product is a fully-integrated, open, flexible, customer-centric solution that enables financial institutions to service their customers more efficiently and effectively. Its key attributes are its:

•	Full Integration at the Core Level. Our core software supports all of a financial institution’s principal data processing requirements using a single relational database which allows our clients to replace their highly proprietary, inflexible and costly legacy systems with one integrated software application.

•	Open Architecture. Our clients can run our software on desktop and server hardware supplied by a wide array of vendors, while the flexibility and scalability of our core applications permit our clients to incorporate complementary software applications, whether designed by us or by third parties, in a cost-effective manner. In addition, our complementary products may be used with either our core software or third-party systems.

•	Flexibility. Our software allows our clients to offer new products and services to their customers and to grow without reconfiguring their information technology infrastructure. In addition, we provide our software by licensing it directly for use on-site, through our own outsourcing centers or through third-party outsourcing centers, allowing our clients the flexibility to meet their specific operational and competitive requirements in the manner most cost-effective for them.

•	Customer-centric Architecture. Our core software uses a relational database organized around individual customers, allowing a financial institution to update and view customer information on a real-time basis instead of relying on periodic batch processing. Our relationship management software, which acts as a natural extension of our core software, exploits the strength of our architecture and provides our clients the ability to collect and analyze data in order to generate timely and responsive initiatives and deliver those initiatives immediately to the customer.

•	Efficiency. We believe that our software reduces the overall cost of a financial institution’s information technology and allows our clients to meet their strategic goals more efficiently. Our core software is fully integrated with our complementary products, can run on hardware provided by many vendors and supports third-party products, reducing an institution’s development and implementation costs. Our open architecture and flexibility allow our clients to modify their information systems requirements quickly and easily, without incurring the significant costs associated with supporting several disparate software applications. Our single relational database allows our clients to organize their data around individual customers, use our business intelligence tools to analyze and manage that data in the most efficient manner and launch new products and services desired by their customers in a cost-effective manner.

      Our proprietary software is designed to work in conjunction with certain third-party software products, including Microsoft and Oracle relational databases.

Our Strategy

      Our objective is to be the leading supplier of software and services to financial institutions. Our strategy for achieving this objective includes:

•	expanding our share of our historical market, which includes financial institutions which have an asset base of under $20 billion,

•	expanding our sources of recurring revenue, which we generate through the provision of outsourcing and maintenance services, in order to improve the predictability of our revenue,

•	expanding our client base by continuing to license our core software through third-party outsourcing centers,

•	providing additional products and services to our installed client base, through both the internal development of new products and services and through acquisitions,

•	maintaining our technological leadership in the industry,

•	extending our target markets to include larger financial institutions, international financial institutions, and clients in the payroll services, insurance and brokerage industries, and

•	pursuing strategic acquisitions that complement our existing products and services and expand our client base.

Recent Developments

BISYS, Inc.

      On September 30, 2003, we expanded our relationship with BISYS, Inc. by amending and restating our software license agreement with BISYS. Effective September 1, 2003, BISYS became our non-exclusive reseller to provide data processing services to banks and thrifts in the United States using our The Complete Banking Solution software through BISYS’ outsourcing centers. BISYS offers our The Complete Banking Solution software under its TotalCS label. In addition, BISYS is obligated to offer our complementary products and services (other than check imaging and check and item processing), which will be BISYS’ exclusive offering for such products and services, to those banks and thrifts purchasing TotalCS. The agreement has a term of five years, with an option to renew for another five years by mutual consent or at BISYS’ option. We have also agreed not to enter into a similar reseller agreement with any one of six identified BISYS competitors before March 1, 2005.

      Under the terms of the amended and restated agreement, BISYS has agreed to pay us non-refundable minimum license fees and achieve certain minimum sales requirements relating to both unit sales and license fees payable to us. BISYS has also agreed to pay us an annual maintenance fee for each of its clients that uses one or more of our products or services. We have agreed not to compete with BISYS for the sale of data processing services using our The Complete Banking Solution software on an outsourced basis to banks and thrifts in the United States except in certain limited circumstances. We will also not provide any third-party reseller of our The Complete Banking Solution software in the United States with more favorable prices and pricing terms, in the aggregate, than are provided to BISYS under the agreement. The minimum sales requirements are set on a regional basis with respect to three geographic regions. If, as of September 30, 2005, BISYS has failed to achieve the aggregate minimum sales requirements in any of these regions, we may terminate, for that region only, our limited non-compete and favorable price and pricing term obligations. However, if we terminate such obligations, we will no longer be entitled to receive minimum license fee payments from BISYS for that region. BISYS also has the right to terminate the minimum payment requirements for a region if, as of September 30, 2005, it has failed to achieve the aggregate minimum sales requirements in that region. However, BISYS will have an obligation to pay us an additional nine months non-refundable minimum license fees if it exercises this termination right. BISYS’ termination of the minimum payment requirements will automatically cancel the limited non-compete and favorable price and pricing term obligations.

      William W. Neville, a member of our board of directors, is Group President, Information Services, of The BISYS Group, Inc., of which BISYS, Inc. is a wholly-owned subsidiary. Mr. Neville will resign as a director upon the closing of this offering.

Liberty FiTech Systems, Inc.

      On July 1, 2003, we acquired substantially all of the assets, and assumed substantially all of the liabilities, of Liberty FiTech Systems, Inc., a provider of core data processing software and related services to credit unions, for consideration of approximately $11.7 million. This amount consists of $8.0 million in cash, a promissory note in the amount of approximately $1.9 million and 133,195 shares of our common stock. These shares of common stock are subject to a put and call agreement under which, among other things, Liberty FiTech Systems, Inc. may require us to purchase the shares upon the closing of this offering at a price of $13.51 per share. On September 3, 2003, FS Acquisition, Inc., the successor-in-interest to Liberty FiTech Systems, Inc., exercised its put right pursuant to this put and call agreement with respect to these shares. Accordingly, on the date of the closing of this offering, we expect to purchase these 133,195 shares at a price of $13.51 per share, or an aggregate of approximately $1.8 million. The acquisition added 69 employees and an outsourcing center in Atlanta, Georgia.

Reverse Stock Split

      In connection with this offering, our board of directors has approved a one-for-1.45 reverse split of all of our outstanding shares of common stock effected prior to the closing of the offering. Information in this prospectus reflects this reverse split, except as otherwise indicated.

      Open Solutions Inc. was organized as a Delaware corporation in May 1992. Our principal executive office is located at 300 Winding Brook Drive, Glastonbury, Connecticut 06033 and our telephone number is (860) 652-3155. Our corporate web site address is http://www.opensolutions.com. Information contained on our web site is not intended to be part of this prospectus.

THE OFFERING

Common stock offered by Open Solutions Inc.	4,820,000 shares

Common stock offered by the selling stockholders	180,000 shares

Common stock outstanding after the offering	16,526,307 shares

Dividend policy	We currently do not anticipate paying dividends on our capital stock.

Use of proceeds	We will receive net proceeds from the offering of approximately $66.1 million. We intend to use the proceeds from the offering as follows:

• approximately $4.8 million to repay outstanding indebtedness, and

• the remainder for working capital and general corporate purposes, including potential acquisitions.

We will not receive any of the proceeds from the sale of shares of common stock by the selling stockholders.

Proposed Nasdaq National Market symbol	“OPEN”

Risk factors	See “Risk Factors” for a discussion of factors you should carefully consider before deciding to invest in our common stock.

      The total number of outstanding shares of common stock excludes:

•	2,835,542 shares of common stock issuable upon exercise of outstanding stock options as of November 7, 2003 at a weighted average exercise price of $5.10 per share, and

•	5,131,795 additional shares of common stock reserved for issuance under the 1994 Stock Incentive Plan, 2000 Stock Incentive Plan, 2003 Stock Incentive Plan and 2003 Employee Stock Purchase Plan.

•	133,195 shares of our common stock which we expect to repurchase from FS Acquisition, Inc., the successor-in-interest to Liberty FiTech Systems, Inc., on the date of the closing of this offering.

      Except as otherwise indicated, information in this prospectus:

•	assumes the underwriters have not exercised their option to purchase 750,000 shares to cover over-allotments,

•	reflects a one-for-1.45 reverse split of all of our outstanding shares of common stock effected prior to the closing of this offering, and

•	reflects the conversion of all of our outstanding shares of convertible preferred stock into 8,543,918 shares of common stock, assuming an initial public offering price of $15.00, the mid-point of the range set forth on the cover of this prospectus.

SUMMARY CONSOLIDATED FINANCIAL DATA

(in thousands, except per share data)

      The following summary historical consolidated financial information and other data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus. The summary financial data set forth below as of December 31, 2001 and 2002, and for the three years ended December 31, 2002 are derived from audited financial statements, which appear elsewhere in this prospectus. The summary financial data set forth below as of September 30, 2003 and for the nine months ended September 30, 2002 and 2003 are derived from our unaudited financial statements, which appear elsewhere in this prospectus.

      Since June 2000, we have acquired five businesses, including substantially all of the assets of Liberty FiTech Systems, Inc. on July 1, 2003, as more fully described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes thereto included elsewhere in this prospectus. These acquisitions have significantly affected our revenues, results of operations and financial condition. The operating results of each business acquired have been included in our financial statements from the respective dates of acquisition. The historical results presented below are not necessarily indicative of the results to be expected for any future period. We have prepared the unaudited information on the same basis as the audited consolidated financial statements and have included all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position at those dates and our results of operations for the periods then ended.

      The unaudited pro forma as adjusted information gives effect to events that will occur upon the closing of this offering, described in the footnotes below.

				Nine Months Ended
	Year Ended December 31,			September 30,

	2000	2001	2002	2002	2003

Statement of Operations Data:
Revenues:
Software license	$8,595	$9,971	$13,449	$9,163	$13,926
Service, maintenance and other	11,625	17,295	30,896	22,140	29,442

Total revenues	20,220	27,266	44,345	31,303	43,368
Cost of revenues:
Software license	2,165	1,592	3,152	2,074	3,602
Service, maintenance and other	7,229	10,084	18,430	13,589	16,512

Total cost of revenues	9,394	11,676	21,582	15,663	20,114
Operating expenses	26,152	25,929	25,773	19,214	21,380
Income (loss) from operations	(15,326)	(10,339)	(3,010)	(3,574)	1,874
Net income (loss)	$(14,665)	$(9,661)	$(2,897)	$(3,507)	$1,673

Net income (loss) per common share
— Basic	$(7.42)	$(4.71)	$(1.18)	$(1.43)	$0.67
— Diluted	(7.42)	(4.71)	(1.18)	(1.43)	0.18
Weighted average common shares outstanding used to compute net income (loss) per common share
— Basic	1,977	2,051	2,453	2,445	2,488
— Diluted	1,977	2,051	2,453	2,445	9,523

	September 30, 2003

		Pro Forma as
	Actual	Adjusted(1)

Balance Sheet Data:
Cash and cash equivalents	$6,566	$66,112
Working capital	(8,296)	56,168
Total assets	46,024	105,570
Long-term debt, current portion	3,118	—
Long-term debt, less current portion	1,675	—
Mandatorily Redeemable Convertible Preferred Stock	31,100	—
Redeemable Convertible Preferred Stock	26,480	—
Stockholders’ equity (deficit)	(41,330)	82,389

(1)	Reflects conversion of all outstanding shares of convertible preferred stock into an aggregate of 8,543,918 shares of common stock upon the closing of this offering, the sale by us of 4,820,000 shares of common stock offered hereby at an assumed initial public offering price of $15.00 per share, the mid-point of the range set forth on the cover of this prospectus, deduction of the estimated underwriting discounts and commissions and offering expenses payable by us, the application of the estimated net proceeds from this offering to repay approximately $4.8 million of outstanding indebtedness and the repurchase by us of 133,195 shares of our common stock, which we expect to repurchase from FS Acquisition, Inc., the successor-in-interest to Liberty FiTech Systems, Inc., on the date of the closing of this offering.

RISK FACTORS

      You should carefully consider the risks described below, together with all of the other information in this prospectus, before deciding to invest in our common stock. The risks and uncertainties described below are those that we have identified as material. Risks and uncertainties not currently identifiable by us, or that we believe are immaterial, are not included below, but may also impair our business operations. If any of the events contemplated by the following discussion of risks should occur, our business, financial condition and results of operations may suffer. As a result, the trading price of our common stock could decline and you could lose part or all of your investment in our common stock.

Risks Relating to our Business

We are dependent on the banking and credit union industry, and changes within that industry could reduce demand for our products and services.

      Over 99% of our revenues are derived from financial institutions in the banking and credit union industry, primarily small to mid-size banks and thrifts and credit unions of all sizes, and we expect to continue to derive substantially all of our revenues from these institutions for the foreseeable future. Unfavorable economic conditions adversely impacting the banking and credit union industry could have a material adverse effect on our business, financial condition and results of operations. For example, financial institutions in the banking and credit union industry have experienced, and may continue to experience, cyclical fluctuations in profitability as well as increasing challenges to improve their operating efficiencies. Due to the entrance of non-traditional competitors and the current environment of low interest rates, the profit margins of commercial banks, thrifts and credit unions have narrowed. As a result, some banks have slowed, and may continue to slow, their capital spending, including spending on computer software and hardware, which can negatively impact license sales of our core and complementary products to new and existing clients. Decreases in or reallocation of capital expenditures by our current and potential clients, unfavorable economic conditions and new or persisting competitive pressures could adversely affect our business, financial condition and results of operations.

Consolidation in the banking and financial services industry could adversely impact our business by eliminating a number of our existing and potential clients.

      There has been and continues to be merger, acquisition and consolidation activity in the banking and financial services industry. Mergers or consolidations of banks and financial institutions in the future could reduce the number of our clients and potential clients. A smaller market for our services could have a material adverse impact on our business and results of operations. In addition, it is possible that the larger banks or financial institutions which result from mergers or consolidations could decide to perform themselves some or all of the services which we currently provide or could provide. If that were to occur, it could have a material adverse impact on our business and results of operations.

Our success depends on decisions by potential clients to replace their legacy computer systems, and their failure to do so would adversely affect demand for our products and services.

      We primarily derive our revenues from two sources: license fees for software products and fees for a full range of services complementing our products, including outsourcing, installation, training, maintenance and support services. A large portion of these fees are either directly attributable to licenses of our core software system or are generated over time by clients using our core software. Banks and credit unions historically have been slow to adapt to and accept new technologies. Many of these financial institutions have traditionally met their information technology needs through legacy computer systems, in which they have often invested significant resources. As a result, these financial institutions may be inclined to resist replacing their legacy systems with our core software system. Our future financial performance will depend in part on the successful development, introduction and client acceptance of new and enhanced versions of our core software system and our other complementary products. A decline in demand for, or failure to achieve broad market acceptance of, our core software system or any enhanced version as a result of competition, technological change or otherwise, will have a material adverse effect on our business, financial condition and results of operations.

If we fail to expand our outsourcing business and other sources of recurring revenue, we may be unable to successfully implement our business strategy.

      We can host a financial institution’s data processing functions at our outsourcing centers. Our outsourcing centers currently serve clients using our core software and our Internet banking, ATM, cView, cash management, collections, automated clearing house, or ACH, processing, and check and item processing products. In the future, we plan to offer all of our products in our outsourcing centers and continue to market our outsourcing services aggressively. In addition, we will continue to maintain the outsourcing center that we acquired in connection with our acquisition of substantially all of the assets of Liberty FiTech Systems, Inc. in July 2003.

      Our outsourcing services provide a source of recurring revenue which can grow as the number of accounts processed for a client increases. We also seek to generate recurring revenue through our licensing model, which generates additional fees for us as a client’s business grows or it adds more software applications, as well as through the provision of maintenance, support and other professional services. Our maintenance revenues are the largest of these revenue components, and we expect that these revenues will continue to be a significant portion of our total revenues as our client base grows due to their recurring nature. The remaining sources of revenue were approximately equal for the year ended December 31, 2002. We anticipate that the revenue from outsourcing centers hosted by resellers will comprise a greater proportion of total revenues in future periods due to the amendment and restatement of our agreement with BISYS, Inc., which became effective as of September 1, 2003. To the extent we fail to persuade new or existing clients to purchase our outsourcing services or we are unable to offer some or all of our products to clients on an outsourced basis, we will be unable to implement our strategy and our revenue may be less predictable.

We have had few profitable quarters, and may never achieve sustained profitability.

      We were incorporated in May 1992 and did not release our first product until 1995. Accordingly, our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies with limited operating histories. Although we have been profitable in recent quarters, we may not be profitable in future periods, either on a short or long-term basis. We incurred operating losses of approximately $15.3 million, $10.3 million and $3.0 million for the years ended December 31, 2000, 2001 and 2002, respectively. As of September 30, 2003, we had an accumulated deficit of approximately $46.6 million. There can be no assurance that operating losses will not recur in the future or that we will ever sustain profitability on a quarterly or annual basis. To the extent that revenues do not grow at anticipated rates, increases in operating expenses precede or are not subsequently followed by commensurate increases in revenues or we are unable to adjust operating expense levels accordingly, our business, financial condition and results of operations will be materially adversely affected.

If we fail to adapt our products and services to changes in technology or in the marketplace, we could lose existing clients and be unable to attract new business.

      The markets for our software products and services are characterized by technological change, frequent new product introductions and evolving industry standards. The introduction of products embodying new technologies and the emergence of new industry standards can render our existing products obsolete and unmarketable in short periods of time. We expect new products and services, and enhancements to existing products and services, to continue to be developed and introduced by others, which will compete with, and reduce the demand for, our products and services. Our products’ life cycles are difficult to estimate. Our future success will depend, in part, on our ability to enhance our current products and to develop and introduce new products that keep pace with technological developments and emerging industry standards and to address the increasingly sophisticated needs of our clients. There can be no assurance that we will be successful in developing, marketing, licensing and selling new products or product enhancements that meet these changing demands, that we will not experience difficulties that could delay or prevent the successful development, introduction and marketing of these products or that our new products and product enhancements will adequately meet the demands of the marketplace and achieve market acceptance.

We encounter a long sales and implementation cycle requiring significant capital commitments by our clients which they may be unwilling or unable to make.

      The implementation of our core software system involves significant capital commitments by our clients. Potential clients generally commit significant resources to an evaluation of available software and require us to expend substantial time, effort and money educating them as to the value of our software. Sales of our core processing software products require an extensive education and marketing effort throughout a client’s organization because decisions relating to licensing our core processing software generally involve the evaluation of the software by senior management and a significant number of client personnel in various functional areas, each having specific and often conflicting requirements.

      We may expend significant funds and management resources during the sales cycle and ultimately fail to close the sale. Our core software product sales cycle generally ranges between six to nine months, and our implementation cycle for our core software generally ranges between six to nine months. Our sales cycle for all of our products and services is subject to significant risks and delays over which we have little or no control, including:

•	our clients’ budgetary constraints,

•	the timing of our clients’ budget cycles and approval processes,

•	our clients’ willingness to replace their core software solution vendor,

•	the success and continued support of our strategic marketing partners’ sales efforts, and

•	the timing and expiration of our clients’ current license agreements or outsourcing agreements for similar services.

      If we are unsuccessful in closing sales after expending significant funds and management resources or if we experience delays as discussed above, it could have a material adverse effect on our business, financial condition and results of operations.

We utilize certain key technologies from third parties, and may be unable to replace those technologies if they become obsolete or incompatible with our products.

      Our proprietary software is designed to work in conjunction with certain third-party software products, including Microsoft and Oracle relational databases. Although we believe that there are alternatives to these products generally available to us, any significant interruption in the supply of such third-party software could have a material adverse effect on our sales unless and until we can replace the functionality provided by these products. In addition, we are dependent upon these third parties’ abilities to enhance their current products, to develop new products on a timely and cost-effective basis and to respond to emerging industry standards and other technological changes. There can be no assurance that we would be able to replace the functionality provided by the third-party software currently offered in conjunction with our products in the event that such software becomes obsolete or incompatible with future versions of our products or is otherwise not adequately maintained or updated. The absence of, or any significant delay in, the replacement of that functionality could have a material adverse effect on our business, financial condition and results of operations. Furthermore, delays in the release of new and upgraded versions of third-party software products, particularly the Oracle relational database management system, could have a material adverse effect on our revenues and results of operations. Because of the complexities inherent in developing sophisticated software products and the lengthy testing periods associated with these products, no assurance can be given that our future product introductions will not be delayed.

We operate in a competitive business environment, and if we are unable to compete effectively, we may face price reductions and decreased demand for our products.

      The market for our products and services is intensely competitive and subject to technological change. Competitors vary in size and in the scope and breadth of the products and services they offer. We encounter competition from a number of sources, all of which offer core software systems to the banking and credit union industry. We expect additional competition from other established and emerging companies as the market for core processing software solutions and complementary products continues to develop and expand. We also expect that competition will increase as a result of software industry consolidation, including particularly the acquisition of any of our competitors or any of the retail banking system providers by one of the larger service providers to the banking industry. We encounter competition in the United States from a number of sources, including Fiserv, Inc., Jack Henry & Associates, Inc., Fidelity National Financial Corporation, John H. Harland Company and Aurum Technology Inc., all of which offer core processing systems or outsourcing alternatives to banks, thrifts and credit unions. Some of our current, and many of our potential, competitors have longer operating histories, greater name recognition, larger client bases and significantly greater financial, engineering, technical, marketing and other resources than we do. As a result, these companies may be able to respond more quickly to new or emerging technologies and changes in client demands or to devote greater resources to the development, promotion and sale of their products than we can.

      In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products to address the needs of our prospective clients. Accordingly, it is possible that new competitors or alliances among competitors may emerge and acquire significant market share. We expect that the banking and credit union software market will continue to attract new competitors and new technologies, possibly involving alternative technologies that are more sophisticated and cost-effective than our technology. There can be no assurance that we will be able to compete successfully against current or future competitors or that competitive pressures faced by us will not materially adversely affect our business, financial condition and results of operations.

Our quarterly revenues, operating results and profitability will vary from quarter to quarter, which may result in volatility in our stock price.

      Our quarterly revenues, operating results and profitability have varied in the past and are likely to continue to vary significantly from quarter to quarter. This may lead to volatility in our stock price. These fluctuations are due to several factors relating to the license and sale of our products, including:

•	the timing, size and nature of our licensing transactions,

•	lengthy and unpredictable sales cycles,

•	the timing of introduction and market acceptance of new products or product enhancements by us or our competitors,

•	the timing of acquisitions by us of businesses and products,

•	product and price competition,

•	the relative proportions of revenues derived from license fees and services,

•	changes in our operating expenses,

•	software bugs or other product quality problems, and

•	personnel changes and fluctuations in economic and financial market conditions.

      We believe that period-to-period comparisons of our results of operations are not necessarily meaningful. There can be no assurance that future revenues and results of operations will not vary substantially. It is also possible that in future quarters, our results of operations will be below the expectations of public market analysts and investors. In either case, the price of our common stock could be materially adversely affected.

We face a lengthy sales cycle for our core software, which may cause fluctuations in our revenues from quarter to quarter.

      We may not be able to increase revenue or decrease expenses to meet expectations for a given quarter. We recognize software license revenues upon delivery and, if required by the underlying agreement, upon client acceptance, if such criteria is other than perfunctory, which does not always occur in the same quarter in which the software license agreement for the system is signed. As a result, we are constrained in our ability to increase our software license revenue in any quarter if there are unexpected delays in delivery or required acceptance of systems for which software licenses were signed in previous quarters. Implementation of our core software system typically occurs over six to nine months. Delays in the delivery, implementation or any required acceptance of our products could materially adversely affect our quarterly results of operations. Revenues from software license sales accounted for 36.6% of revenues for the year ended December 31, 2001, 30.3% of revenues for the year ended December 31, 2002, and 32.1% of revenues for the nine months ended September 30, 2003. We expect that revenues from software license sales will continue to provide a significant percentage of our revenues in future periods, and our ability to close license sales, as well as the timing of those sales, may have a material impact on our quarterly results. In addition, increased sales and marketing expenses for any given quarter may negatively impact operating results of that quarter due to lack of recognition of associated revenues until the delivery of the product in a subsequent quarter.

Our level of fixed expenses may cause us to incur operating losses if we are unsuccessful in achieving revenue growth.

      Our expense levels are based, in significant part, on our expectations as to future revenues and are largely fixed in the short term. As a result, we may be unable to adjust spending in a timely manner to compensate for any unexpected shortfall in revenues. Accordingly, any significant shortfall of revenues in relation to our expectations would have an immediate and materially adverse effect on our business, financial condition and results of operations. In addition, as we expand we would anticipate increasing our operating expenses to expand our installation, product development, sales and marketing and administrative organizations. The time of such expansion and the rate at which new personnel become productive could cause material losses to the extent we do not generate additional revenue.

We rely on our direct sales force to generate revenue, and may be unable to hire additional sales personnel in a timely manner.

      We rely primarily on our direct sales force to sell licenses of our core software system. We may need to hire additional sales, client care and implementation personnel in the near-term and beyond if we are to achieve revenue growth in the future. Competition for such personnel is intense, and there can be no assurance that we will be able to retain our existing sales, customer service and implementation personnel or will be able to attract, assimilate or retain additional highly qualified personnel in the future. If we are unable to hire or retain qualified sales personnel on a timely basis, our business, financial condition and results of operations could be materially adversely affected.

We receive a portion of our revenues from relationships with strategic marketing partners, and if we lose one or more of these marketing partners or fail to add new ones it could have a negative impact on our business.

      We expect that revenues generated from the sale of our products and services by our strategic marketing partners will account for a meaningful portion of our revenues for the foreseeable future. In particular, we expect that BISYS, Inc., a major national outsourcing center, and Connecticut On-Line Computer Center, Inc., or COCC, a major regional outsourcing center, will account for a meaningful portion of our revenues over time. During the fiscal year ended December 31, 2002, BISYS represented approximately $2.9 million, or 6.5%, of our total revenues, and COCC represented approximately $1.3 million, or 2.9%, of our total revenues. On September 30, 2003, we amended and restated our software license agreement with BISYS, Inc., effective as of September 1, 2003. We expect that, as a result of this amendment and restatement, in the future BISYS will account for a greater portion of our revenues than it has historically.

      Our strategic marketing partners pay us license fees based on the volume of products and services that they sell. If we lose one or more of our major strategic marketing partners, we may be unable in a timely manner, or at all, to replace them with another entity with comparable client bases and user demographics, which would adversely affect our business, financial condition and results of operations. In addition, we plan to supplement our existing distribution partners with other national and regional outsourcing centers. If we are unable to identify appropriate resellers and enter into arrangements with them for the outsourcing of our products and services to financial institutions, we may not be able to sustain or grow our business.

If we do not retain our senior management and other key employees, we may not be able to successfully implement our business strategy.

      We have grown significantly in recent years, and our management remains concentrated in a small number of key employees. Our future success depends to a significant extent on our executive officers and key employees, including our sales force and software professionals, particularly project managers, software engineers and other senior technical personnel. The loss of the services of any of these individuals or group of individuals could have a material adverse effect on our business, financial condition and results of operations. Competition for qualified personnel in the software industry is intense and we compete for these personnel with other software companies that have greater financial and other resources than we do. Our future success will depend in large part on our ability to attract, retain and motivate highly qualified personnel, and there can be no assurance that we will be able to do so. Any difficulty in hiring needed personnel could have a material adverse effect on our business, financial condition and results of operations.

We rely on internally developed software and systems as well as third-party products, any of which may contain errors and bugs.

      Our software may contain undetected errors, defects or bugs. Although we have not suffered significant harm from any errors or defects to date, we may discover significant errors or defects in the future that we may or may not be able to correct. Our products involve integration with products and systems developed by third parties. Complex software programs of third parties may contain undetected errors or bugs when they are first introduced or as new versions are released. There can be no assurance that errors will not be found in our existing or future products or third-party products upon which our products are dependent, with the possible result of delays in or loss of market acceptance of our products, diversion of our resources, injury to our reputation and increased service and warranty expenses and/or payment of damages.

We could be sued for contract or product liability claims and lawsuits may disrupt our business, divert management’s attention or have an adverse effect on our financial results.

      Failures in a client’s system could result in an increase in service and warranty costs or a claim for substantial damages against us. There can be no assurance that the limitations of liability set forth in our contracts would be enforceable or would otherwise protect us from liability for damages. We maintain general liability insurance coverage, including coverage for errors and omissions in excess of the applicable deductible amount. There can be no assurance that this coverage will continue to be available on acceptable terms or will be available in sufficient amounts to cover one or more large claims, or that the insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceeds available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on our business, financial condition and results of operations. Furthermore, litigation, regardless of its outcome, could result in substantial cost to us and divert management’s attention from our operations. Any contract liability claim or litigation against us could, therefore, have a material adverse effect on our business, financial condition and results of operations. In addition, because many of our projects are business-critical projects for financial institutions, a failure or inability to meet a client’s expectations could seriously damage our reputation and affect our ability to attract new business.

Government regulation of our business could cause us to incur significant expenses, and failure to comply with applicable regulations could make our business less efficient or impossible.

      The financial services industry is subject to extensive and complex federal and state regulation. Financial institutions, including banks, thrifts and credit unions, operate under high levels of governmental supervision. Our clients must ensure that our products and services work within the extensive and evolving regulatory requirements applicable to them, including those under federal and state truth-in-lending and truth-in-deposit rules, usury laws, the Equal Credit Opportunity Act, the Fair Housing Act, the Electronic Fund Transfer Act, the Fair Credit Reporting Act, the Bank Secrecy Act, the Community Reinvestment Act, the Gramm-Leach-Bliley Act of 1999 and other state and local laws and regulations. The compliance of our products and services with these requirements may depend on a variety of factors, including the product at issue and whether the client is a bank, thrift, credit union or other type of financial institution.

      Neither federal depository institution regulators nor other federal or state regulators of financial services require us to obtain any licenses. We are subject to examination by federal depository institution regulators under the Bank Service Company Act and the Examination Parity and Year 2000 Readiness for Financial Institutions Act. Although we believe we are not subject to direct supervision by federal and state banking agencies relating to other regulations, we have from time to time agreed to examinations of our business and operations by these agencies. These regulators have broad supervisory authority to remedy any shortcomings identified in any such examination.

      Federal, state or foreign authorities could also adopt laws, rules or regulations relating to the financial services industry that affect our business, such as requiring us or our clients to comply with data, record keeping and processing and other requirements. It is possible that laws and regulations may be enacted or modified with respect to the Internet, covering issues such as end-user privacy, pricing, content, characteristics, taxation and quality of services and products. Adoption of these laws, rules or regulations could render our business or operations more costly and burdensome or less efficient and could require us to modify our current or future products or services.

Our limited ability to protect our proprietary technology and other rights may adversely affect our ability to compete.

      We rely on a combination of copyright, trademark and trade secret laws, as well as licensing agreements, third-party nondisclosure agreements and other contractual provisions and technical measures to protect our intellectual property rights. There can be no assurance that these protections will be adequate to prevent our competitors from copying or reverse-engineering our products, or that our competitors will not independently develop technologies that are substantially equivalent or superior to our technology. To protect our trade secrets and other proprietary information, we require employees, consultants, advisors and collaborators to enter into confidentiality agreements. We cannot assure you that these agreements will provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use, misappropriation or disclosure of such trade secrets, know-how or other proprietary information. We do not include in our products any mechanism to prevent unauthorized copying and any such unauthorized copying could have a material adverse effect on our business, financial condition and results of operations. We have no patents, and existing copyright laws afford only limited protection for our intellectual property rights and may not protect such rights in the event competitors independently develop products similar to ours. In addition, the laws of certain countries in which our products are or may be licensed do not protect our products and intellectual property rights to the same extent as the laws of the United States.

If we are found to infringe the proprietary rights of others, we could be required to redesign our products, pay royalties or enter into license agreements with third parties.

      Although we have never been the subject of a material intellectual property dispute, there can be no assurance that a third party will not assert that our technology violates its intellectual property rights in the future. As the number of software products in our target market increases and the functionality of these products further overlap, we believe that software developers may become increasingly subject to infringement claims. Any claims, whether with or without merit, could:

•	be expensive and time consuming to defend,

•	cause us to cease making, licensing or using products that incorporate the challenged intellectual property,

•	require us to redesign our products, if feasible,

•	divert management’s attention and resources, and

•	require us to enter into royalty or licensing agreements in order to obtain the right to use necessary technologies.

      There can be no assurance that third parties will not assert infringement claims against us in the future with respect to our current or future products or that any such assertion will not require us to enter into royalty arrangements (if available) or litigation that could be costly to us.

We have entered into and may continue to enter into or seek to enter into business combinations and acquisitions which may be difficult to integrate, disrupt our business, dilute stockholder value or divert management attention.

      Since 2000, we have acquired several businesses, including substantially all of the assets of Liberty FiTech Systems, Inc. on July 1, 2003. As part of our business strategy, we may enter into additional business combinations and acquisitions in the future. We have limited experience in making acquisitions. In addition, acquisitions are typically accompanied by a number of risks, including:

•	the difficulty of integrating the operations and personnel of the acquired companies,

•	the maintenance of acceptable standards, controls, procedures and policies,

•	the potential disruption of our ongoing business and distraction of management,

•	the impairment of relationships with employees and clients as a result of any integration of new management and other personnel,

•	the inability to maintain a relationship with clients of the acquired business,

•	the difficulty of incorporating acquired technology and rights into our products and services,

•	the failure to achieve the expected benefits of the combination or acquisition,

•	expenses related to the acquisition,

•	potential unknown liabilities associated with acquired businesses, and

•	unanticipated expenses related to acquired technology and its integration into existing technology.

      If we are not successful in completing acquisitions that we may pursue in the future, we would be required to reevaluate our growth strategy and we may have incurred substantial expenses and devoted significant management time and resources in seeking to complete the acquisitions. In addition, with future acquisitions, we could use substantial portions of our available cash as all or a portion of the purchase price. We could also issue additional securities as consideration for these acquisitions, which could cause our stockholders to suffer significant dilution. Any future acquisitions may not generate additional revenue for us.

If we fail to effectively manage our growth, our financial results could be adversely affected.

      We have expanded our operations rapidly in recent years. For example, our aggregate revenues increased from approximately $27.3 million in 2001 to approximately $44.3 million in 2002 and from approximately $31.3 million for the nine months ended September 30, 2002 to approximately $43.4 million for the nine months ended September 30, 2003. As of September 30, 2003, we had 372 employees, up from 278 as of

December 31, 2002. In addition, we continue to explore ways to extend our target markets, including to larger financial institutions, international clients, and clients in the payroll services, insurance and brokerage industries. Our growth may place a strain on our management systems, information systems and resources. Our ability to successfully offer products and services and implement our business plan requires adequate information systems and resources and oversight from our senior management. We will need to continue to improve our financial and managerial controls, reporting systems and procedures as we continue to grow and expand our business. As we grow, we must also continue to hire, train, supervise and manage new employees. We may not be able to hire, train, supervise and manage sufficient personnel or develop management and operating systems to manage our expansion effectively. If we are unable to manage our growth, our operations and financial results could be adversely affected.

The requirements of being a public company may strain our resources and distract management.

      As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934 and the Sarbanes-Oxley Act of 2002. These requirements may place a strain on our systems and resources. The Securities Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls for financial reporting. We currently do not have an internal audit group. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, significant resources and management oversight will be required. As a result, management’s attention may be diverted from other business concerns, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge and we cannot assure you that we will be able to do so in a timely fashion.

The design of other core vendors’ software or their use of financial incentives may make it more difficult for clients to use our complementary products.

      Currently, some core software vendors design their software so that it is difficult or infeasible to use third-party complementary products, including ours. Some core software vendors use financial incentives to encourage their core software clients to purchase their proprietary complementary products. For example, in the past a core software vendor has charged disproportionately high fees to integrate third-party complementary products such as ours, thereby providing a financial incentive for clients of that vendor’s core software to use its complementary products. We have responded to this practice by emphasizing to prospective clients the features and functionality of our products, lowering our price or offering to perform the relevant integration services ourselves. We cannot assure you that these competitors, or other vendors of core software, will not begin or continue to construct technical, or implement financial, obstacles to the purchase of our products. These obstacles could make it more difficult for us to sell our complementary products and could have a material adverse effect on our business and results of operations.

Operational failures in our outsourcing centers could cause us to lose clients.

      Damage or destruction that interrupts our provision of outsourcing services could damage our relationship with our clients and may cause us to incur substantial additional expense to repair or replace damaged equipment. Although we have installed back-up systems and procedures to prevent or reduce disruption, we cannot assure you that we will not suffer a prolonged interruption of our data processing services. In the event that an interruption of our network extends for more than several hours, we may experience data loss or a reduction in revenues by reason of such interruption. In addition, a significant interruption of service could have a negative impact on our reputation and could lead our present and potential clients to choose service providers other than us.

Unauthorized disclosure of data, whether through breach of our computer systems or otherwise, could expose us to protracted and costly litigation or cause us to lose clients.

      In our outsourcing centers, we collect and store sensitive data, including names, addresses, social security numbers, checking and savings account numbers and payment history records, such as account closures and returned checks. If a person penetrates our network security or otherwise misappropriates sensitive data, we could be subject to liability or our business could be interrupted. Penetration of the network security of our outsourcing centers could have a negative impact on our reputation and could lead our present and potential clients to choose service providers other than us.

We may need additional capital in the future, which may not be available to us, and if we raise additional capital, it may dilute your ownership in us.

      We may need to raise additional funds through public or private debt or equity financings in order to meet various objectives, such as:

•	taking advantage of growth opportunities, including more rapid expansion,

•	acquiring complementary businesses and products,

•	making capital improvements to increase our servicing capacity,

•	developing new services or products, and

•	responding to competitive pressures.

      In addition, we may need additional financing if we decide to undertake new sales and/or marketing initiatives, if we are required to defend or enforce our intellectual property rights, or if sales of our products do not meet our expectations.

      Any debt incurred by us could impair our ability to obtain additional financing for working capital, capital expenditures or further acquisitions. Covenants governing any indebtedness we incur would likely restrict our ability to take specific actions, including our ability to pay dividends or distributions on, or redeem or repurchase, our capital stock, enter into transactions with affiliates, merge, consolidate or sell our assets or make capital expenditure investments. In addition, the use of a substantial portion of the cash generated by our operations to cover debt service obligations and any security interests we grant on our assets could limit our financial and business flexibility.

      Any additional capital raised through the sale of equity or convertible debt securities may dilute your ownership percentage in us. Furthermore, any additional debt or equity financing we may need may not be available on terms favorable to us, or at all. If future financing is not available or is not available on acceptable terms, we may not be able to raise additional capital, which could significantly limit our ability to implement our business plan. In addition, we may have to issue securities, including debt securities, that may have rights, preferences and privileges senior to our common stock.

Risks Relating to this Offering

We cannot assure you that a market will develop for our common stock or what the market price of our common stock will be.

      Before this offering, there was no public trading market for our common stock, and we cannot assure you that one will develop or be sustained after this offering. If a market does not develop or is not sustained, it may be difficult for you to sell your shares of common stock at an attractive price or at all. We cannot predict the prices at which our common stock will trade. The initial public offering price for our common stock will be determined through our negotiations with underwriters and may not bear any relationship to the market price at which it will trade after this offering or to any other established criteria of the value of our business. It is possible that in future quarters our operating results may be below the expectations of public market analysts and investors and, as a result of these and other factors, the price of our common stock may decline.

The price of our common stock may be volatile.

      In the past three years, technology stocks listed on the Nasdaq National Market have experienced high levels of volatility and significant declines in value from their historic highs. The trading price of our common stock following this offering may fluctuate substantially. The price of the common stock that will prevail in the market after this offering may be higher or lower than the price you pay, depending on many factors, some of which are beyond our control and may not be related to our operating performance. The fluctuations could cause you to lose part or all of your investment in our shares of common stock. Those factors that could cause fluctuations in the trading price of our common stock include, but are not limited to, the following:

•	price and volume fluctuations in the overall stock market from time to time,

•	significant volatility in the market price and trading volume of financial services companies,

•	actual or anticipated changes in our earnings or fluctuations in our operating results or in the expectations of securities analysts,

•	general economic conditions and trends,

•	major catastrophic events,

•	loss of a significant client or clients,

•	sales of large blocks of our stock, or

•	departures of key personnel.

      In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been brought against that company. Due to the potential volatility of our stock price, we may therefore be the target of securities litigation in the future. Securities litigation could result in substantial costs and divert management’s attention and resources from our business.

If a substantial number of shares of our common stock become available for sale and are sold in a short period of time, the market price of our common stock could decline significantly.

      If our existing stockholders sell substantial amounts of our common stock in the public market following this offering, the market price of our common stock could decrease significantly. The perception in the public market that our existing stockholders might sell shares of common stock could also depress the market price of our common stock. Upon completion of this offering we will have 16,526,307 shares of common stock outstanding, assuming no exercise of the underwriters’ over-allotment option, an assumed initial public offering price of $15.00 per share, the mid-point of the range set forth on the cover of this prospectus and the repurchase by us of 133,195 shares of our common stock, which we expect to repurchase from FS Acquisition, Inc., the successor-in-interest to Liberty FiTech Systems, Inc., on the date of the closing of this offering, of which 11,526,307 shares will be held by our current stockholders. In addition, as of November 7, 2003, we had options to purchase a total of 2,835,542 shares of our common stock outstanding under our 1994 Stock Incentive Plan, 2000 Stock Incentive Plan and 2003 Stock Incentive Plan, of which 1,747,456 were vested. We intend to file Form S-8 registration statements to register all of the shares of our common stock issuable under these plans. A number of our stockholders will be subject to the lock-up agreements with the underwriters described in “Underwriting” and will be subject to the Rule 144 and Rule 701 holding period requirements described in “Shares Eligible for Future Sale.” After all of these agreements expire and applicable holding periods have elapsed, an aggregate of 11,526,307 shares will be eligible for resale in the public market. The market price of shares of our common stock may drop significantly when the restrictions on resale by our existing stockholders lapse and our stockholders are able to sell shares of our common stock into the market. A decline in the price of shares of our common stock might impede our ability to raise capital through the issuance of additional shares of our common stock or other equity securities.

If you purchase shares of common stock sold in this offering, you will experience immediate dilution.

      If you purchase shares of common stock in this offering, you will experience immediate dilution of $11.30 per share, because the price that you pay, assuming an initial public offering price of $15.00, would be substantially greater than the net tangible book value per share of common stock that you acquire. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares of our capital stock. You will experience additional dilution upon the exercise of stock options to purchase common stock and the issuance of restricted stock to our employees under our equity incentive plans.

We have broad discretion in the use of the proceeds of this offering.

      The net proceeds from this offering will be used, as determined by management in its sole discretion, for working capital and general corporate purposes, as well as for the possible acquisition of additional businesses and technologies that are complementary to our current or future business. However, we have not determined the specific allocation of the net proceeds among the various uses described in this prospectus. Our management will have broad discretion over the use and investment of the net proceeds of this offering, and, accordingly, investors in this offering will need to rely upon the judgment of our management with respect to the use of proceeds, with only limited information concerning management’s specific intentions.

Insiders will continue to have substantial control over us after this offering and could limit your ability to influence the outcome of key transactions, including a change of control.

      Our principal stockholders, directors and executive officers, and entities affiliated with them, will own approximately 43.9% of the outstanding shares of our common stock after this offering, assuming an initial public offering price of $15.00. As a result, these stockholders, if acting together, would be able to influence or control matters requiring approval by our stockholders, including the election of directors and the approval of mergers, acquisitions or other extraordinary transactions. They may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. The concentration of ownership may have the effect of delaying, preventing or deterring a change of control of our company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company and might ultimately affect the market price of our common stock.

Some provisions in our certificate of incorporation and by-laws may deter third parties from acquiring us.

      Our restated certificate of incorporation and our amended and restated by-laws contain provisions that may make the acquisition of our company more difficult without the approval of our board of directors, including the following:

•	our board of directors is classified into three classes, each of which will serve for staggered three year terms,

•	only our board of directors, the chairman of our board of directors or our president may call special meetings of our stockholders,

•	our stockholders may take action only at a meeting of our stockholders and not by written consent,

•	we have authorized undesignated preferred stock, the terms of which may be established and shares of which may be issued without stockholder approval,

•	our stockholders have only limited rights to amend our by-laws, and

•	we require advance notice requirements for stockholder proposals.

      These anti-takeover defenses could discourage, delay or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and cause us to take other corporate actions you desire.

Section 203 of the Delaware General Corporation Law may delay, defer or prevent a change in control that our stockholders might consider to be in their best interest.

      We are subject to Section 203 of the Delaware General Corporation Law which, subject to certain exceptions, prohibits “business combinations” between a publicly-held Delaware corporation and an “interested stockholder,” which is generally defined as a stockholder who becomes a beneficial owner of 15% or more of a Delaware corporation’s voting stock for a three-year period following the date that such stockholder became an interested stockholder. Section 203 could have the effect of delaying, deferring or preventing a change in control of our company that our stockholders might consider to be in their best interests.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus, including the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” contains forward-looking statements. These statements relate to future events or our future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forwards-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expects,” “plans,” “intends,” “predicts,” “anticipates,” “believes,” “estimates,” “potential,” “continue” or the negative of such terms or other comparable terminology. These statements are only predictions. You should not place undue reliance on these forward-looking statements. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various important factors, including the risks outlined under “Risk Factors.” These factors may cause our actual results to differ materially from any forward-looking statement.

      Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform such statements to actual results.

USE OF PROCEEDS

      We estimate that our net proceeds from the sale of the 4,820,000 shares of common stock that we are offering hereby will be approximately $66.1 million after deducting underwriting discounts and commissions and estimated offering expenses. We will not receive any of the proceeds of the sale of shares of common stock by the selling stockholders.

      We currently intend to use the estimated net proceeds from this offering as follows:

•	approximately $4.8 million for the repayment of the outstanding indebtedness described below, and

•	the remaining net proceeds for working capital and general corporate purposes, including marketing of our outsourcing services, selling our products and services to larger financial institutions and potential acquisitions of businesses, products or technologies that are complementary to our own. Currently, we have no specific plans or commitments with respect to any acquisition. We cannot assure you that we will complete any acquisitions or that, if completed, any acquisition will be successful.

      We have not yet identified the amounts we plan to spend on each of these areas or the timing of expenditures. We will retain broad discretion in the allocation and use of the remaining net proceeds of this offering. Pending application of the net proceeds, as described above, we will invest any remaining proceeds in short-term, investment-grade, interest-bearing securities.

      As of September 30, 2003, we had outstanding indebtedness in an aggregate principal amount of $4,793,163, consisting of:

•	$1,439,163 to Silicon Valley Bank, which is being amortized over 30 months and bears interest at an annual rate equal to the greater of (i) Silicon Valley Bank’s prime rate plus 1.00% and (ii) 5.75%, the proceeds of which were used to fund equipment purchases,

•	$1,904,000 to Liberty FiTech Systems, Inc., of which $1,704,000 is due on June 30, 2004 and $200,000 is due on December 31, 2004 and bears interest at an annual rate of 5.00%, which was issued to partially fund our acquisition of substantially all of the assets of Liberty FiTech Systems, Inc.,

•	$500,000 to Fair Isaac Corporation, the successor-in-interest to HNC Financial Solutions, Inc., which is due on March 29, 2004 and bears interest at an annual rate of 6.00%, which was issued to partially fund our purchase of assets from HNC Financial Solutions, Inc., and

•	$950,000 to Fair Isaac Corporation, the successor-in-interest to HNC Software Inc., which is due on October 31, 2005 and bears interest at an annual rate of 4.50%, which was issued to partially fund our purchase of assets from HNC Software Inc. This amount was subject to acceleration in the event that a client of HNC Software Inc. paid us $750,000 or any portion thereof. If the $750,000 or any portion thereof was not collected by us on or before April 30, 2003, this amount was to be reduced on a dollar-for-dollar basis and any remaining receivable was to be assigned back to HNC Software Inc. As of September 30, 2003, we had received payment of $750,000 from the customer, and this amount is due and payable.

      The 133,195 shares of our common stock that we issued to Liberty FiTech Systems, Inc. on July 1, 2003 are subject to a put and call agreement under which, among other things, Liberty FiTech Systems, Inc. may require us to purchase these shares, and we may require Liberty FiTech Systems, Inc. to sell these shares to us, upon the closing of this offering at a price of $13.51 per share. On September 3, 2003, FS Acquisition, Inc., the successor-in-interest to Liberty FiTech Systems, Inc., exercised its put right pursuant to this put and call agreement with respect to these shares. Accordingly, on the date of the closing of this offering, we expect to purchase these 133,195 shares at a price of $13.51 per share, or an aggregate of approximately $1,800,000. A portion of the proceeds of this offering will be used as payment for these shares.

DIVIDEND POLICY

      We have never declared or paid any cash dividends on our capital stock and we do not anticipate paying cash dividends in the foreseeable future. We currently intend to retain future earnings, if any, to fund the expansion and growth of our business. Payment of future cash dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs and plans for expansion. Additionally, our revolving line of credit with Silicon Valley Bank prohibits the declaration or payment of cash dividends without the consent of Silicon Valley Bank.

CAPITALIZATION

      The following table sets forth the capitalization as of September 30, 2003 on:

•	an actual basis, and

•	a pro forma as adjusted basis to give effect to:

—	the conversion of all of our outstanding shares of convertible preferred stock into 8,543,918 shares of common stock, assuming an initial public offering price of $15.00 per share, the mid-point of the range set forth on the cover of this prospectus, and

—	the sale of 4,820,000 shares of our common stock in this offering, assuming an initial public offering price of $15.00 per share, the mid-point of the range set forth on the cover of this prospectus, the deduction of the estimated underwriting discounts and commissions of $5.1 million and our offering expenses of $1.1 million, the application of the estimated net proceeds from this offering to repay approximately $4.8 million of outstanding indebtedness and the repurchase by us of 133,195 shares of our common stock, which we expect to repurchase from FS Acquisition, Inc., the successor-in-interest to Liberty FiTech Systems, Inc., on the date of the closing of this offering.

      The table reflects a one-for-1.45 reverse split of all of our outstanding shares of common stock effected prior to the closing of this offering.

      The table does not reflect:

•	the exercise by the underwriters of their over-allotment option granted by us to purchase additional shares of our common stock in this offering,

•	2,835,542 shares of common stock issuable upon exercise of outstanding stock options as of November 7, 2003 at a weighted average exercise price of $5.10 per share, of which options to purchase 1,747,456 shares are exercisable, and

•	5,131,795 additional shares of common stock reserved for issuance under our 1994 Stock Incentive Plan, 2000 Stock Incentive Plan, 2003 Stock Incentive Plan and 2003 Employee Stock Purchase Plan.

      You should read the following table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes, which are included elsewhere in this prospectus.

	September 30, 2003
	(unaudited)

		Pro Forma
	Actual	As Adjusted

	(in thousands)
Long-term debt, current portion	$3,118	$—

Long-term debt, less current portion	$1,675	$—

Mandatorily Redeemable Convertible Preferred Stock:
Series F preferred stock, $0.01 par value; 3,498,479 shares authorized, 3,358,371 issued and outstanding actual; none authorized, issued or outstanding on a pro forma as adjusted basis	$31,100	$—

Redeemable Convertible Preferred Stock:
Series A-1 preferred stock, $0.01 par value; 1,000,000 shares authorized, 1,000,000 issued and outstanding actual; none authorized, issued or outstanding on a pro forma as adjusted basis	$1,500	$—
Series A-2 preferred stock, $0.01 par value; 583,333 shares authorized, 583,333 issued and outstanding actual; none authorized, issued or outstanding on a pro forma as adjusted basis	1,656	—

	September 30, 2003
	(unaudited)

		Pro Forma
	Actual	As Adjusted

	(in thousands)
Series B preferred stock, $0.01 par value; 1,736,250 shares authorized, 1,736,250 issued and outstanding actual; none authorized, issued or outstanding on a pro forma as adjusted basis	5,363	—
Series C preferred stock, $0.01 par value; 1,375,000 shares authorized, 1,361,111 issued and outstanding actual; none authorized, issued or outstanding on a pro forma as adjusted basis	6,315	—
Series D preferred stock, $0.01 par value; 1,250,000 shares authorized, 833,333 issued and outstanding actual; none authorized, issued or outstanding on a pro forma as adjusted basis	4,978	—
Series E preferred stock, $0.01 par value; 746,157 shares authorized, 746,157 issued and outstanding actual; none authorized, issued or outstanding on a pro forma as adjusted basis	5,945	—
Series G preferred stock, $0.01 par value; 2,000,000 shares authorized, 80,472 issued and outstanding actual; none authorized, issued or outstanding on a pro forma as adjusted basis	723	—

Total Redeemable Convertible Preferred Stock	$26,480	$—

Stockholders’ equity (deficit):
Preferred stock, $0.01 par value; no shares authorized, issued or outstanding actual; 5,000,000 shares authorized, no shares issued and outstanding on a pro forma as adjusted basis	—	—
Common stock, $0.01 par value; 45,000,000 shares authorized, 3,156,322 issued and outstanding actual; 95,000,000 shares authorized, 16,520,240 shares issued and outstanding on a pro forma as adjusted basis	32	165
Additional paid-in capital	8,350	131,936
Deferred compensation	(3,081)	(3,081)
Accumulated deficit	(46,631)	(46,631)

Total stockholders’ equity (deficit)	(41,330)	82,389

Total capitalization	$21,043	$82,389

      Prior to this public offering, we have authorized and issued shares of eight separate series of preferred stock, consisting of Series A-1, Series A-2, Series B, Series C, Series D, Series E, Series F and Series G preferred stock. Prior to the closing of this public offering, each outstanding share of Series A-1, Series A-2, Series B, Series C, Series D, Series E and Series G preferred stock will convert into approximately 0.69 shares of common stock. Each outstanding share of Series F preferred stock will also convert into approximately 0.69 shares of common stock if the initial public offering price is $27.03 or higher. However, if the initial public offering price is below $27.03, each outstanding share of Series F preferred stock will convert into the number of shares of common stock that is equal to $18.64 divided by the initial public offering price. Throughout this prospectus, we have assumed that the initial public offering price is $15.00, the mid-point of the range set forth on the cover of this prospectus. We currently have 3,358,371 outstanding shares of Series F preferred stock, which, assuming that the initial public offering price is $15.00, the mid-point of the range set forth on the cover of this prospectus, would convert into an aggregate of 4,173,336 shares of common stock.

      The conversion formula for the Series F preferred stock provides for adjustment of the Series F preferred stock conversion price in the event that the initial public offering price is less than $27.03 per share. The holders of Series F preferred stock will receive shares of common stock with an aggregate value of approximately $62,600,000. The current recorded value of the Series F preferred stock is $31,100,000 and as a result, upon the closing of this offering, we will record an accretion charge of $31,500,000 in stockholders’ equity (deficit). This accretion charge would result in a non-cash deduction from income attributable to holders of our common stock and a deduction in related earnings per share.

      The table set forth above does not reflect the 133,195 shares of common stock issued to Liberty FiTech Systems, Inc. on July 1, 2003. The 133,195 shares of common stock issued to Liberty FiTech Systems, Inc. are subject to a put and call agreement, in which (i) Liberty FiTech Systems, Inc. has the right to require us to purchase these shares upon the closing of this offering at a price of $13.51 per share, and (ii) we have the right to require Liberty FiTech Systems, Inc. to sell these shares to us upon the closing of this offering at a price of $13.51 per share. These rights are exercisable by either party at the earlier of (i) an initial public offering, or (ii) anytime during the period from June 30, 2004 through June 30, 2005. On September 3, 2003, FS Acquisition, Inc., the successor-in-interest to Liberty FiTech Systems, Inc., exercised its put right pursuant to this put and call agreement with respect to these shares. Accordingly, on the date of the closing of this offering, we expect to purchase these 133,195 shares at a price of $13.51 per share, or an aggregate of approximately $1.8 million. Since Liberty FiTech Systems, Inc. exercised its put right, the common stock issued to Liberty FiTech Systems, Inc. is considered a liability, “shares subject to redemption,” and is recorded at its potential redemption value. We also issued a promissory note to Liberty FiTech Systems, Inc. in the amount of approximately $1.9 million on July 1, 2003. Liberty FiTech Systems, Inc. has the right to require us to repay the note in full upon the closing of this offering.

      In May 2003, we issued an aggregate of 680,530 shares of common stock to 19 of our employees under our 2000 Stock Incentive Plan. The shares of common stock issued to each of these individuals are subject to stock restriction agreements under which the shares of common stock will be forfeited to us if, before May 7, 2010, the individual is no longer an employee of ours. The shares of common stock will no longer be subject to these restrictions upon the closing of this offering. We are currently recording a charge each quarter of approximately $117,000 based on amortization over seven years. This charge will accelerate on the completion of this offering resulting in a non-cash charge to our statement of operations of approximately $3.1 million.

DILUTION

      As of September 30, 2003, our net tangible deficit was 4,996,000, or $(0.51) per share of common stock. Our pro forma net tangible deficit was $4,996,000, or $(0.43) per share of common stock. Pro forma net tangible deficit per share represents total tangible assets (which excludes goodwill, intangible assets and capitalized offering costs of $377,000), less total liabilities, divided by the pro forma number of shares of our outstanding common stock, after giving effect to the automatic conversion of our convertible preferred stock into shares of common stock. After giving effect to (i) the conversion of our convertible preferred stock referred to above and (ii) the sale of our common stock in this offering, assuming an initial public offering price of $15.00 per share, the mid-point of the range set forth on the cover of this prospectus, and after deducting the estimated underwriting discounts and commissions of $5,061,000 and offering expenses of $1,100,000, our pro forma as adjusted net tangible book value as of September 30, 2003, would have been $61,143,000, or $3.70 per pro forma share of common stock. This represents an immediate increase in such pro forma net tangible book value of $4.13 per share to existing stockholders and an immediate dilution of $11.30 per share to new investors participating in this offering. The following table illustrates the per share dilution:

Assumed initial public offering price per share		$15.00
Historical net tangible deficit per share as of September 30, 2003	$(0.51)
Increase attributable to conversion of convertible preferred stock into common stock, assuming an initial public offering price of $15.00, the mid-point of the range set forth on the cover of this prospectus	0.08

Pro forma net tangible deficit per share	(0.43)
Increase per share attributable to new investors	4.13
Pro forma as adjusted net tangible book value per share after this offering		$3.70

Dilution per share to new investors participating in this offering		$11.30

      The following table summarizes, on a pro forma as adjusted basis as of September 30, 2003, the differences between the total cash consideration paid and the average price per share paid by existing stockholders and new investors with respect to the number of shares of our common stock purchased from us. The table assumes that the initial public offering price will be $15.00, the mid-point of the range set forth on the cover of this prospectus.

	Shares purchased		Total consideration
					Average price
	Number	Percent	Amount	Percent	per share

Existing stockholders	11,700,240	70.8%	$61,133,437	45.8%	$5.22
New investors	4,820,000	29.2	72,300,000	54.2	15.00

Total	16,520,240	100%	133,433,437	100%	8.08

      The foregoing discussion and tables assume no exercise of any stock options and no issuance of shares reserved for future issuance under our stock incentive plans. As of September 30, 2003, there were 11,700,240 shares of common stock outstanding (assuming the conversion of all of our outstanding shares of convertible preferred stock into 8,543,918 shares of common stock, based on an initial public offering price of $15.00, the mid-point of the range set forth on the cover of this prospectus), which excludes:

•	2,835,542 shares of common stock issuable upon exercise of outstanding stock options as of November 7, 2003 at a weighted average exercise price of $5.10 per share, and

•	5,131,795 additional shares of common stock reserved for issuance under our 1994 Stock Incentive Plan, 2000 Stock Incentive Plan, 2003 Stock Incentive Plan and 2003 Employee Stock Purchase Plan.

      To the extent stock options are exercised and the underlying shares of common stock are issued, there will be further dilution to new investors. In addition, we may grant additional stock options or issue other equity securities in the future that may be dilutive to investors in this offering.

      Assuming the exercise in full of the underwriters’ option to purchase 750,000 shares of common stock to cover over-allotments, our pro forma as adjusted net tangible book value as of September 30, 2003 would have been $72,393,000, or $4.19 per share. This represents an immediate increase in the pro forma net tangible book value of $4.62 per share to existing stockholders and immediate dilution of $10.81 per share to new investors participating in this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

(in thousands, except per share data)

      The selected financial data set forth below as of December 31, 2001 and 2002, and for the three years ended December 31, 2002 are derived from our financial statements, which appear elsewhere in this prospectus and which have been audited by PricewaterhouseCoopers LLP, independent accountants. The selected financial data set forth below as of December 31, 1998, 1999 and 2000 and for the two years ended December 31, 1999 are derived from our audited financial statements which are not included in this prospectus. The selected financial data set forth below as of September 30, 2003 and for the nine months ended September 30, 2002 and 2003 are derived from our unaudited financial statements, which appear elsewhere in this prospectus. Since June 2000, we have acquired five businesses, including Liberty FiTech Systems, Inc. on July 1, 2003, as more fully described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes thereto included elsewhere in this prospectus. These acquisitions have significantly affected our revenues, results of operations and financial condition. The operating results of each business acquired have been included in our financial statements from the respective dates of acquisition.

      The historical results presented below are not necessarily indicative of the results to be expected for any future period. In the opinion of management, the unaudited financial statements have been prepared on a basis consistent with the financial statements which appear elsewhere in this prospectus and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the financial position and results of operations for these unaudited periods.

      The data set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements, including the notes thereto, included elsewhere in this prospectus.

						Nine Months Ended
	Year Ended December 31,					September 30,

	1998	1999	2000	2001	2002	2002	2003

Statement of Operations Data:
Revenues:
Software license	$6,277	$5,347	$8,595	$9,971	$13,449	$9,163	$13,926
Service, maintenance and other	6,631	8,705	11,625	17,295	30,896	22,140	29,442

Total revenues	12,908	14,052	20,220	27,266	44,345	31,303	43,368

Cost of revenues:
Software license	1,503	1,566	2,165	1,592	3,152	2,074	3,602
Service, maintenance and other	5,755	6,261	7,229	10,084	18,430	13,589	16,512

Total cost of revenues	7,258	7,827	9,394	11,676	21,582	15,663	20,114

Operating expenses	11,776	11,260	26,152	25,929	25,773	19,214	21,380

Income (loss) from operations	(6,126)	(5,035)	(15,326)	(10,339)	(3,010)	(3,574)	1,874
Interest and other income, net	304	320	661	428	145	119	(18)

Income (loss) before income taxes	(5,822)	(4,715)	(14,665)	(9,911)	(2,865)	(3,455)	1,856
Income tax benefit (provision)	—	—	—	250	(32)	(52)	(183)

Net income (loss)	$(5,822)	$(4,715)	$(14,665)	$(9,661)	$(2,897)	$(3,507)	$1,673

Net income (loss) per common share
— Basic	$(3.81)	$(2.92)	$(7.42)	$(4.71)	$(1.18)	$(1.43)	$0.67
— Diluted	(3.81)	(2.92)	(7.42)	(4.71)	(1.18)	(1.43)	0.18
Weighted average common shares used to compute net income (loss) per common share
— Basic	1,527	1,616	1,977	2,051	2,453	2,445	2,488
— Diluted	1,527	1,616	1,977	2,051	2,453	2,445	9,523

						Nine Months Ended
	Year Ended December 31,					September 30,

	1998	1999	2000	2001	2002	2002	2003

Unaudited pro forma as adjusted net income (loss) per common share(1)
— Basic					$(0.26)		$0.16
— Diluted					(0.26)		0.15
Unaudited pro forma as adjusted weighted average common shares outstanding used to compute net income (loss) per common share(1)
— Basic					10,997		11,224
— Diluted					10,997		11,572

	December 31,
						September 30,
	1998	1999	2000	2001	2002	2003

Balance Sheet Data:
Cash and cash equivalents	$3,182	$5,225	$8,522	$11,552	$11,414	$6,566
Working capital	1,748	3,008	5,051	3,261	764	(8,296)
Total assets	9,145	10,027	20,905	33,745	35,839	46,024
Long-term debt, current portion	—	—	—	748	750	3,118
Long-term debt, less current portion	—	—	—	—	700	1,675
Mandatorily Redeemable Convertible Preferred Stock	—	—	20,084	31,100	31,100	31,100
Redeemable Convertible Preferred Stock	18,795	24,740	24,744	26,480	26,480	26,480
Stockholders’ deficit	(14,473)	(19,204)	(33,751)	(40,699)	(43,261)	(41,330)

(1)	The unaudited pro forma as adjusted net income (loss) per share and pro forma as adjusted weighted average shares outstanding reflect certain events which will occur upon the effectiveness of this offering, but do not reflect shares or proceeds from the offering. The pro forma as adjusted information reflects conversion of all our preferred stock into 8,543,918 shares of common stock, additional shares assumed to be issued to repay indebtedness, and the elimination of interest expense as a result of retiring such indebtedness, all assuming an initial public offering price of $15.00, the mid-point of the range set forth on the cover of this prospectus. The following table sets forth the computation of unaudited pro forma as adjusted net income (loss) per common share:

	December 31,		September 30,
	2002		2003

	Basic	Diluted	Basic	Diluted

Weighted average common shares, as reported	2,453	2,453	2,488	2,488
Conversion of all preferred stock into shares of common stock, assuming an initial public offering price of $15.00 per share	8,544	8,544	8,544	8,544
Additional shares of common stock assumed to be issued, in order to repay outstanding indebtedness, assuming an initial public offering price of $15.00 per share(a)	—	—	192	192
Weighted average common stock equivalents from the assumed exercise of stock options	N/A	—	N/A	348

Unaudited pro forma as adjusted weighted average common shares outstanding	10,997	10,997	11,224	11,572

Net income (loss), as reported	$(2,897)	$(2,897)	$1,673	$1,673
Add back interest expense(a)	—	—	97	97
Less: tax impact(a)	—	—	(6)	(6)

Pro forma net income (loss)	$(2,897)	$(2,897)	$1,764	$1,764

Unaudited pro forma as adjusted net income (loss) per common share	$(0.26)	$(0.26)	$0.16	$0.15

(a)	No additional shares are assumed to be issued for the year ended December 31, 2002, as the impact would have been antidilutive. The number of shares that would have been included had the impact been dilutive is 37,633.

UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

      The following unaudited pro forma combined condensed financial information gives effect to our acquisition of substantially all of the assets and assumption of substantially all of the liabilities of Liberty FiTech Systems, Inc. from Liberty Enterprises, Inc., which was consummated on July 1, 2003. The unaudited pro forma combined condensed statements of operations for the year ended December 31, 2002 and for the nine months ended September 30, 2003 have been prepared as if the acquisition had occurred at January 1, 2002, the beginning of the fiscal period presented. The notes to the pro forma combined condensed financial information describe certain pro forma adjustments to give effect to the purchase transaction had it been consummated at that date.

      In March and October 2002, we purchased a business from HNC Software Inc. The pro forma impact of this transaction has not been included in the pro forma combined condensed financial statements for the year ended December 31, 2002 because the transaction was not material to our consolidated statement of operations.

      The unaudited pro forma combined condensed financial information has been derived from our historical consolidated financial statements and those of Liberty FiTech Systems, Inc. and should be read in conjunction with those financial statements and notes, the accompanying notes to the pro forma combined condensed financial statements, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” all of which are included elsewhere in this prospectus.

      The unaudited pro forma combined condensed financial statements are not necessarily indicative of operating results which would have been achieved had the transaction actually been completed at the beginning of the respective periods. The selected unaudited pro forma combined condensed financial information is not necessarily indicative of the historical results that would have been achieved had the companies always been combined or the future results that the combined company will experience after the acquisition.

UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS

Year Ended December 31, 2002

		Liberty
		FiTech	Pro Forma
	Open	Systems,	Adjustments		Pro Forma
	Solutions	Inc.	(Note 2)		Combined

	(in thousands, except share and per share data)
Revenues	$44,345	$16,430	$—		$60,775
Cost of revenues	21,582	11,442	(328	)(a)	32,696

Gross profit	22,763	4,988	328		28,079
Operating expenses
Sales and marketing	9,533	2,001	70	(b)	11,604
Product development	6,223	491	—		6,714
General and administrative	10,017	5,325	84	(c)	15,426

Total operating expenses	25,773	7,817	154		33,744

Income (loss) from operations	(3,010)	(2,829)	174		(5,665)
Interest and other income (expense), net	145	(397)	130	(d)	(122)

Income (loss) before income taxes	(2,865)	(3,226)	304		(5,787)
Income tax provision	32	—	—		32

Net income (loss)	$(2,897)	$(3,226)	$304		$(5,819)

Net loss per share: Basic and diluted	$(1.18)				$(2.37)
Weighted average common shares: Basic and diluted	2,452,848				2,452,848

See accompanying notes.

UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS

Nine Months Ended September 30, 2003

		Liberty
		FiTech	Pro Forma
	Open	Systems,	Adjustments		Pro Forma
	Solutions	Inc.	(Note 3)		Combined

	(in thousands, except share and per share data)
Revenues	$43,368	$6,880	$—		$50,248
Cost of revenues	20,114	4,477	(202	)(a)	24,389

Gross profit	23,254	2,403	202		25,859
Operating expenses
Sales and marketing	7,604	1,223	7	(b)	8,834
Product development	5,021	184	—		5,205
General and administrative	8,755	2,802	30	(c)	11,587

Total operating expenses	21,380	4,209	37		25,626

Income (loss) from operations	1,874	(1,806)	165		233
Interest and other income (expense), net	(18)	(277)	132	(d)	(163)

Income (loss) before income taxes	1,856	(2,083)	297		70
Income tax provision	183	—	—		183

Net income (loss)	$1,673	$(2,083)	$297		$(113)

Net income (loss) per shares — basic	$0.67				$(0.05)
Weighted average common shares — basic	2,487,816				2,487,816
Net income (loss) per share — diluted	$0.18				$(0.05)
Weighted average common shares — diluted	9,522,777				2,487,816

See accompanying notes.

NOTES TO UNAUDITED PROFORMA COMBINED CONDENSED FINANCIAL STATEMENTS

(in thousands, except share data)

Note 1 — The Transaction

      On July 1, 2003, we acquired substantially all of the assets of Liberty FiTech Systems, Inc. and assumed certain liabilities and the related future software maintenance and support obligations for a purchase price of $11,704, consisting of $8,000 in cash, a $1,904 promissory note and 133,195 shares of our common stock. Based on the adjustment of the net current liability measurement, the promissory note payable, and a corresponding goodwill balance, has been increased by $204 from $1,700 to $1,904. The escrowed cash of $1,150 was released from escrow in September 2003. The promissory note has an annual rate of interest of 5.00% and is due in installments of $1,704 on June 30, 2004 and $200 on December 31, 2004. Liberty FiTech Systems, Inc. has the right to require us to repay the note in full upon the closing of this offering.

      The 133,195 shares of common stock issued to Liberty FiTech Systems, Inc. are subject to a put and call agreement, under which (i) Liberty FiTech Systems, Inc. has the right to require us to purchase these shares upon the closing of this offering at a price of $13.51 per share, and (ii) we have the right to require Liberty FiTech Systems, Inc. to sell these shares to us upon the closing of this offering at a price of $13.51 per share. These rights are exercisable by either party at the earlier of (i) an initial public offering, or (ii) anytime during the period from June 30, 2004 through June 30, 2005, and will terminate upon the earlier of the closing of an initial public offering by us or on June 30, 2005. On September 3, 2003, FS Acquisition, Inc., the successor-in-interest to Liberty FiTech Systems, Inc., exercised its put right pursuant to this put and call agreement with respect to these shares. Accordingly, on the date of the closing of this offering, we expect to purchase these 133,195 shares at a price of $13.51 per share, or an aggregate of $1,800. These shares of common stock have been recorded as a liability at a fair value of $13.51 per share, or $1,800. These shares will not be considered outstanding in the net income (loss) per share calculation in the unaudited pro forma combined condensed statement of operations until the put and call options expire.

      The purchase price of the transaction was as follows (in thousands):

Cash	$8,000
Promissory note	1,904
Shares subject to redemption	1,800
Transaction costs	260

$11,964

      The acquisition was recorded on a preliminary basis under the purchase method and total consideration was allocated to the fair value of assets and liabilities acquired as follows (in thousands):

Current assets	$2,090
Fixed assets	1,916
Purchased technology	530
Goodwill	4,817
Intangible assets	6,700
Accounts payable and accrued expenses	(292)
Capital lease obligations	(666)
Deferred revenue	(3,131)

$11,964

Note 2 — Unaudited Pro Forma Combined Condensed Statement of Operations for the Year Ended December 31, 2002

      The following adjustments were applied to our historical statement of operations and that of Liberty FiTech Systems, Inc. for the year ended December 31, 2002 (in thousands):

(a)	To record the following for the year ended December 31, 2002:
	Incremental amortization of our purchased technology	$106
	Elimination of Liberty FiTech Systems, Inc. amortization of capitalized software	(434)

		$(328)
	The amortization of purchased technology has been calculated based on a new fair value basis of $530, amortized over five years. The purchased technology will be amortized over its useful life of five years in accordance with SFAS No. 86, Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed, based on the greater of the (a) ratio that current gross revenues for a product bear to the total of current and anticipated future gross revenues for that product or (b) the straight-line method over the remaining economic life of the product. We estimate that the straight-line method will approximate the ratio of current gross revenues to the total of current and anticipated future gross revenues.

(b)	To record the following for the year ended December 31, 2002:
	Incremental amortization of our purchased customer lists	$558
	Elimination of Liberty FiTech Systems, Inc. amortization of customer lists	(488)

		$70
	The amortization of customer lists has been calculated based on a new fair value basis of $6,700, amortized over 12 years. Customer lists will be amortized over their useful life in accordance with SFAS No. 142, Goodwill and Other Intangible Assets, based on the pattern in which economic benefits of the intangible asset are consumed or otherwise used up. We estimate that the pattern in which economic benefits are consumed or otherwise used up approximates the straight-line method.

(c)	To record the following for the year ended December 31, 2002:
	Incremental depreciation of our fixed assets	$637
	Elimination of Liberty FiTech Systems, Inc. depreciation of fixed assets	(553)

		$84
	The amortization of fixed assets has been calculated based on a new fair value basis of $1,911, depreciated over three years.

(d)	To record the following for the year ended December 31, 2002:
	Incremental interest expense for note payable ($1,904 at a 5% interest rate) related to the acquisition	$(95)
	Decrease in interest income related to use of $8,000 in cash for the acquisition, using a 1.52% interest rate	(122)
	Elimination of Liberty FiTech Systems, Inc. interest expense as a result of elimination of intercompany note payable	347

		$130

Note 3 — Unaudited Pro Forma Combined Condensed Statement of Operations for the Nine Months Ended September 30, 2003

      The following adjustments were applied to our historical statement of operations for the nine months ended September 30, 2003 and that of Liberty FiTech Systems, Inc. for the six months ended June 30, 2003

(in thousands). Liberty FiTech Systems, Inc. was acquired on July 1, 2003 and the results of its operations are included in our statement of operations from the date of acquisition through September 30, 2003:

(a)	To record the following for the six months ended June 30, 2003:
	Incremental amortization of our purchased technology	$53
	Elimination of Liberty FiTech Systems, Inc. amortization of capitalized software	(255)

		$(202)
	The amortization of purchased technology has been calculated based on a new fair value basis of $530, amortized over five years. The purchased technology will be amortized over its useful life of five years in accordance with SFAS No. 86, Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed, based on the greater of the (a) ratio that current gross revenues for a product bear to the total of current and anticipated future gross revenues for that product or (b) the straight-line method over the remaining economic life of the product. We estimate that the straight-line method will approximate the ratio of current gross revenues to the total of current and anticipated future gross revenues.
(b)	To record the following for the six months ended June 30, 2003:
	Incremental amortization of our purchased customer lists	$279
	Elimination of Liberty FiTech Systems, Inc. amortization of customer lists	(272)

		$7
	The amortization of customer lists has been calculated based on a new fair value basis of $6,700, amortized over 12 years. Customer lists will be amortized over their useful life in accordance with SFAS No. 142, Goodwill and Other Intangible Assets, based on the pattern in which economic benefits of the intangible asset are consumed or otherwise used up. We estimate that the pattern in which economic benefits are consumed or otherwise used up approximates the straight-line method.

(c)	To record the following for the six months ended June 30, 2003:
	Incremental depreciation of our fixed assets	$319
	Elimination of Liberty FiTech Systems, Inc. depreciation of fixed assets	(289)

		$30
	The amortization of fixed assets has been calculated based on a new fair value basis of $1,911, depreciated over three years.

(d)	To record the following for the six months ended June 30, 2003:
	Incremental interest expense for note payable ($1,904 at a 5% interest rate) related to the acquisition	$(48)
	Decrease in interest income related to use of $8,000 in cash for the acquisition, using a 1.52% interest rate	(61)
	Elimination of Liberty FiTech Systems, Inc. interest expense as a result of elimination of intercompany note payable	241

		$132

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion and analysis of our financial condition and results of operations should be read in conjunction with, and are derived from, our consolidated financial statements and related notes appearing elsewhere in this prospectus. In addition to historical information, this discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions, which could cause actual results to differ materially from management’s expectations. Factors that could cause these differences include those described in “Risk Factors” and elsewhere in this prospectus.

      We use the terms “Open Solutions,” “we,” “us” and “our” to refer to the business of Open Solutions Inc. and our subsidiaries. All references to years, unless otherwise noted, refer to our fiscal years, which end on December 31.

Overview

      We are a provider of software and services that allow financial institutions to compete and service their customers more effectively. We develop, market, license and support an enterprise-wide suite of software and services that perform a financial institution’s data processing and information management functions, including account, transaction, lending, operations, back office, client information and reporting. Our complementary products and services supplement our core software to provide our clients with fully-integrated business intelligence, customer relationship management, or CRM, check imaging, Internet banking and cash management, general ledger and profitability, loan origination and check and item processing functions. Our software can be operated either by the financial institution itself, on an outsourced basis in one of our outsourcing centers or through an outsourcing center hosted by one of our resellers. Substantially all of our historical revenue has been generated through the licensing of our core software and our complementary products and the provision of related services and maintenance to small and mid-size commercial banks and thrifts and credit unions of all sizes.

      We derive revenues from two primary sources:

•	sales of licenses for our core software and complementary products, and

•	fees from installation, training, maintenance and support services, as well as fees generated from our outsourcing centers and the outsourcing centers hosted by our resellers.

      Our revenues have grown from $12.9 million in 1998 to $44.3 million in 2002. This growth has resulted primarily from internal expansion supplemented by strategic acquisitions, through which we have developed and acquired new products and services and have expanded the number of clients using one or more of our products to approximately 1,300 financial institutions as of September 30, 2003.

      Software license revenue includes fees received from the licensing of application software. We license our proprietary software products under standard agreements which typically provide our clients with a perpetual non-exclusive, non-transferable right to use the software for a single financial institution upon payment of a license fee.

      We generate service and maintenance fees by converting clients to our core software suite, installing our software, assisting our clients in operating the applications, modifying and updating the software and providing outsourcing services. Our software license agreements typically provide for five years of support and maintenance. We perform outsourcing services through our two outsourcing centers and our check and item processing center. Revenues from outsourcing center services and the check and item processing center are derived from monthly usage fees, typically under three to five-year service contracts with our clients.

      We derive other revenues from hardware sales and client reimbursement of out-of-pocket costs. We have entered into agreements with several hardware manufacturers under which we sell computer hardware and related services, primarily to our check imaging clients. Client reimbursements represent direct costs paid to third parties primarily for data communication, postage and travel.

      We expect that our revenues from installation, training, maintenance, support services, our outsourcing centers and the outsourcing centers hosted by our resellers will continue to expand as our base of clients expands. Our maintenance revenues are the largest of these revenue components, and we expect that these revenues, due to their recurring nature, will continue to be a significant portion of our total revenue as our client base grows. The remaining sources of revenue were approximately equal for the year ended December 31, 2002.

      We anticipate that the revenue from outsourcing centers hosted by our resellers will comprise a greater proportion of total revenues in future periods due to the expansion of our relationship with BISYS, Inc. Pursuant to the new agreement signed on September 30, 2003, BISYS has agreed to pay us aggregate minimum license fees of approximately $27.7 million through June 2006, including $7.2 million in fiscal year 2004. BISYS is obligated to pay us these license fees in quarterly installments.

      In November 2000, Enserv, Inc., a small consulting firm, filed a complaint against us, alleging that we breached the terms of a value-added reseller agreement. As of December 31, 2002, we had accrued $50,000 related to this complaint. On October 31, 2003, we and Enserv settled this dispute. Pursuant to the settlement, which includes mutual releases of the parties: (1) we made a payment to Enserv in the amount of $233,333; and (2) we and Enserv entered into a consulting agreement whereby Enserv will provide technical consulting services to us for two years for which Enserv will be paid $133,333 per year. Based on the terms of this agreement, we have recorded an expense of $183,333 in the third quarter of 2003, and we expect to expense the remaining $266,666 ratably during the twenty-four months following execution of the settlement documents as Enserv performs its obligations under the consulting agreement.

      In May 2003, we issued an aggregate of 680,530 shares of common stock to 19 of our employees under our 2000 Stock Incentive Plan. The shares of common stock issued to each of these individuals are subject to stock restriction agreements under which the shares of common stock will be forfeited to us if, before May 7, 2010, the individual is no longer an employee of ours. These shares of common stock will no longer be subject to these restrictions upon the closing of this offering. We are currently recording a charge each quarter of approximately $117,000 based on amortization over seven years. This charge will accelerate on the completion of this offering resulting in a non-cash charge to our statement of operations of approximately $3.1 million. In the second and third quarters of 2003, certain grants of stock options were made at exercise prices less than the fair market value of our common stock and, as a result, we recorded $39,221 and $90,288 of stock compensation expense, respectively. We are currently recording a charge each quarter of $90,288 based on amortization over the four-year vesting period of these options.

      The conversion formula for the Series F preferred stock provides for adjustment of the Series F preferred stock conversion price in the event that the initial public offering price is less than $27.03 per share. The holders of Series F preferred stock will receive shares of common stock with an aggregate value of approximately $62,600,000. The current recorded value of the Series F preferred stock is $31,100,000 and as a result, upon the closing of this offering, we will record an accretion charge of $31,500,000 in stockholders’ equity (deficit). This accretion charge would result in a non-cash deduction from income attributable to holders of our common stock and a deduction in related earnings per share.

Application of Critical Accounting Policies

      The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States, which require that management make numerous estimates and assumptions. Actual results could differ from those estimates and assumptions, impacting our reported results of operations and financial position. Our significant accounting policies are more fully described in Note 2 to our consolidated financial statements included elsewhere in this prospectus. The critical accounting policies described below are those that are most important to the depiction of our financial condition and results of operations and their application requires management’s most subjective judgment in making estimates about the effect of matters that are inherently uncertain.

Revenue Recognition

      We generate revenues from licensing the rights to use our software products and certain third-party software products to clients. We also generate revenues from installation, training, maintenance and support services provided to clients, and from outsourcing center services and hardware sales related to our check imaging business.

      We recognize revenue in accordance with AICPA Statement of Position 97-2, Software Revenue Recognition. Under SOP 97-2, we recognize software license revenue when a noncancelable license agreement has been executed, fees are fixed and determinable, the software has been delivered, accepted by the client if acceptance is required by the contract and other than perfunctory, and collection is considered probable. The software licenses are sold in conjunction with professional services for installation, training, maintenance and support. For these arrangements, a portion of the total contract value is attributed first to the maintenance arrangement based on its fair value, which is derived from renewal rates. Another portion of the contract value is then attributed to installation and training services based on estimated fair value, which is derived from rates charged for similar services provided on a stand-alone basis multiplied by estimated hours to complete. Our software license agreements do not require significant modification or customization of the underlying software, and accordingly, installation and training services are not considered essential to functionality. The remainder of the total contract value is then attributed to the software licenses based on the residual method described in SOP 98-9, Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions. The estimated hours and hourly rate for installation and training services affect the timing and amount of revenue recognized from license fees and installation and training services. Due to the uncertainties inherent in the estimation process, actual hours to complete installation and training services or the estimated hourly rate of these services may differ from estimates. The complexity of some software license agreements requires us to routinely apply judgments regarding the application of software recognition accounting principles to specific agreements and transactions.

      Revenues from software maintenance are typically generated under five-year agreements and are recognized ratably over the life of the agreements. Revenues from installation and training services are recognized as services are performed. We calculate revenue recognition for installation and training services based on the ratio of hours incurred to estimated total hours for the project. Accordingly, we must estimate the hours to complete the installation and training, and it is possible that estimates may be revised. These revisions are recognized in the period in which the revisions are determined, and changes in these estimates could have a material effect on our financial statements.

      Deferred revenue is comprised of payments received related to product delivery, maintenance and other services, which have been paid by customers prior to the recognition of revenue. Deferred revenue relates primarily to cash received for maintenance contracts in advance of services performed, which is recognized as revenue ratably as services are performed. Deferred costs are comprised of costs incurred prior to the recognition of related revenue.

      Data center revenues associated with allowing customers to utilize our software products on an outsourced basis are recognized in accordance with Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements. Revenues associated with installation of data center arrangements are recognized as services are performed, and revenues from data center services are recognized over the term of the arrangement, typically three to five years. The total contract value is allocated based on the relative fair value of the installation and data center services.

      We receive royalties from several software vendors for marketing referrals. Royalty income is recognized at the time that we receive payment from the software vendor. Royalty income is reported under “Service, maintenance and other” category in our consolidated financial statements appearing elsewhere in this prospectus.

      We are receiving payments under certain license and marketing agreements with resellers. We have provided a master license to our two primary resellers BISYS, Inc. and Connecticut On-Line Computer Center, Inc., or COCC, and do not have any other continuing obligation to provide additional products or services, other than the provision of client support and maintenance. We recognize revenue when the revenue recognition criteria under SOP No. 97-2 are met, including when evidence of an arrangement exists, fees are fixed and determinable, collectibility is reasonably assured, and delivery has occurred.

      We recognize hardware revenue related to our check imaging products on a percentage of completion basis because installation services related to these arrangements and the software related to these arrangements are considered essential to the functionality of certain of the hardware. Percentage-of-completion for services related to our check imaging product arrangements is measured by the total hours incurred to date for each contract compared to the estimated total hours to complete that contract. We record provisions for estimated losses on contracts in the period in which such losses become known. Changes in estimates of sales, costs, and profits are recognized in the period which they are determined using the cumulative catch-up method of accounting. To date, there has not been a significant amount of customer claims.

Allowance for Doubtful Accounts

      We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our clients to make required payments. The amount of our reserve is based on historical experience and our analysis of the accounts receivable balance outstanding. If the financial condition of our clients were to deteriorate, resulting in their inability to make payments, additional allowances may be required which would result in an additional expense in the period that this determination was made. While credit losses have historically been within our expectations and the provisions established, we cannot guarantee that we will continue to experience the same credit loss rates that we have in the past.

Stock Compensation

      We apply the intrinsic value recognition and measurement principles of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations and comply with the disclosure provisions of statement of SFAS No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, Accounting for Stock Based Compensation — Transition and Disclosure. Under APB 25, compensation expense is recognized over the vesting period to the extent that the fair market value of the underlying stock on the date of grant exceeds the exercise price of the employee stock option. The calculation of the intrinsic value of a stock award is based on management’s estimate of the fair value of our common stock. Changes in this estimate could have a material impact on stock compensation expense in our financial statements.

Software Development Costs

      Software development costs for new software products and additional modules for existing software are expensed as incurred until technological feasibility is established, in accordance with SFAS No. 86, Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed. Technological feasibility is established when a working model of the product has been completed and completeness of the working model and its consistency with the product design has been confirmed by testing. Internal software development costs qualifying for capitalization under SFAS No. 86 have not been significant.

Accounting for Purchase Business Combinations

      From June 2000 through July 2003, we acquired five businesses. Each of these acquisitions was accounted for as a purchase transaction, and the purchase price was allocated to the assets acquired and liabilities assumed based on the fair value of the acquired company’s then-current assets, purchased technology, property and equipment and liabilities. The excess of the purchase price over the fair value of net assets acquired or net liabilities assumed has been allocated to goodwill. The fair value of amortizable intangibles, primarily consisting of purchased technology, was determined using an estimate of discounted future cash flows related to the technology. Actual future cash flows from purchased technology could differ from estimated future cash flows. The allocation between amortizable intangibles and goodwill impacts future amortization expense in the financial statements.

      We amortize intangibles over their estimated economic lives. While we believe it is unlikely that any significant changes to the useful lives of our tangible and intangible assets will occur in the near term, rapid changes in technology or changes in market conditions could result in revisions to such estimates that could materially affect the carrying value of these assets and our future operating results.

Long-lived Assets, Intangible Assets and Goodwill

      We assess the impairment of identifiable intangibles and long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable, in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Factors we consider important which could trigger an impairment review include the following:

•	significant underperformance relative to expected historical or projected future operating results,

•	significant changes in the manner of our use of the acquired assets or the strategy for our overall business, and

•	significant negative industry or economic trends.

      We also perform an annual impairment test of goodwill in accordance with SFAS No. 142, Goodwill and Intangible Assets. We assess potential impairment based on a number of factors including past operating results, budgets, economic projections, market trends, product development cycles, and estimated future cash flows. Changes in these assumptions and estimates could cause a material impact on our financial statements.

Acquisitions

      Since June 2000, we have expanded our product offerings and client base through the acquisition of five businesses. The operating results of each business acquired have been included in our financial statements from the respective dates of acquisition.

      On June 16, 2000, we purchased certain assets and liabilities of Global Payment Systems LLC for a purchase price of $836,000, consisting of $635,000 in cash and 21,460 shares of our Series F preferred stock. This acquisition was recorded under the purchase method with the total consideration allocated to the fair value of the assets acquired, including purchased technology of $1.0 million. This acquisition provided us with a web-based cash management system and other products and clients.

      On August 3, 2001, we acquired Sound Software Development, Inc. for a purchase price of $3.0 million, consisting of $1.7 million in cash, 80,472 shares of our Series G preferred stock and 55,496 shares of our common stock. In conjunction with this acquisition, we incurred $113,000 of acquisition related costs. This acquisition was recorded under the purchase method with the total consideration allocated to the fair value of the assets acquired, including purchased technology of $832,000, goodwill of $1.6 million and other intangibles of $196,000. Additionally, we recorded a charge of $447,000 related to in-process research and development. This acquisition expanded our complementary product offering to include loan origination software and expanded our client base.

      On December 14, 2001, we acquired Imagic Corporation for a purchase price of $4.2 million, consisting of $1.8 million in cash and 314,486 shares of our common stock. Our assumed liabilities included a note payable of $748,000 that was subsequently paid in full in January 2002. In conjunction with this acquisition, we incurred $120,000 of acquisition related costs. This acquisition was recorded under the purchase method with the total consideration allocated to the fair value of the assets acquired, including purchased technology of $1.9 million, goodwill of $4.0 million and other intangibles of $80,000. This acquisition expanded our complementary product offering to include check imaging software and services and expanded our client base.

      During 2002 we acquired business operations from HNC Financial Solutions, Inc. On March 29, 2002, we acquired certain intellectual property rights of HNC Financial Solutions, Inc. and assumed the related future software maintenance and support obligations in exchange for a $500,000 promissory note. The promissory note is a two-year note with an annual rate of 6.00% interest. We concurrently entered into a license and service agreement with the seller for the HNC Profit Manager software in exchange for $564,000 in cash. In conjunction with this acquisition, we incurred $39,000 of acquisition related costs. This acquisition expanded our complementary product offering to include financial accounting, asset/liability management and financial planning products, and expanded our client base and product offerings.

      On October 31, 2002, we purchased the intellectual property rights that had been licensed in the March 2002 HNC Financial Solutions transaction, plus accounts receivable and related future software maintenance and support obligations for a $950,000 promissory note. The promissory note is a three-year note with an annual rate of interest of 4.50%. A portion of the promissory note was initially subject to acceleration in the event that an existing client of the seller paid us $750,000 or any portion thereof. If $750,000 or any portion thereof was not collected by us on or before April 30, 2003, the original principal amount of the promissory note was to be reduced on a dollar for dollar basis and any remaining receivable would be assigned back to the seller. We have collected the $750,000 from the client and, as of September 30, 2003, the note remains outstanding. The combined transaction was recorded under the purchase method with the purchase price allocated to the fair value of the assets acquired, including purchased technology of $1.2 million and goodwill of $761,000. This acquisition expanded our financial product offering to include profitability analysis.

      On July 1, 2003, we acquired substantially all of the assets of Liberty FiTech Systems, Inc. and assumed certain liabilities and the related future software maintenance and support obligations for consideration of $11.7 million, consisting of $8.0 million in cash, a $1.9 million promissory note and 133,195 shares of our common stock. The 133,195 shares of common stock issued to Liberty FiTech Systems, Inc. are subject to a put and call agreement, in which:

•	Liberty FiTech Systems, Inc. has the right to require us to purchase these shares upon the closing of this offering at a price of $13.51 per share, and

•	we have the right to require Liberty FiTech Systems, Inc. to sell these shares to us upon the closing of this offering at a price of $13.51 per share.

      These rights are exercisable by either party at the earlier of an initial public offering, or anytime during the period from June 30, 2004 through June 30, 2005, and will terminate upon the earlier of the closing of an initial public offering by us or June 30, 2005. On September 3, 2003, FS Acquisition, Inc., the successor-in-interest to Liberty FiTech Systems, Inc., exercised its put right pursuant to this put and call agreement with respect to these shares. Accordingly, on the date of the closing of this offering, we expect to purchase these 133,195 shares at a price of $13.51 per share, or an aggregate of approximately $1.8 million. The promissory note has an annual rate of interest of 5.00% and is due in installments of $1.7 million on June 30, 2004 and $200,000 on December 31, 2004. Liberty FiTech Systems, Inc. has the right to require us to repay the note in full upon the closing of this offering. The acquisition was recorded under the purchase method with the total consideration allocated to the fair value of assets acquired, including purchased technology of $530,000, goodwill of $4.8 million and other intangible assets of $6.7 million. We view this acquisition as an opportunity to increase our core data processing client base among credit unions and to increase the recurring revenue component of our revenues.

Results of Operations

				Nine Months Ended
	Year Ended December 31,			September 30,

	2000	2001	2002	2002	2003

	(in thousands)
Statement of Operations Data:
Revenues:
Software license	$8,595	$9,971	$13,449	$9,163	$13,926
Service, maintenance and other	11,625	17,295	30,896	22,140	29,442

Total revenues	20,220	27,266	44,345	31,303	43,368
Cost of revenues:
Software license	2,165	1,592	3,152	2,074	3,602
Service, maintenance and other	7,229	10,084	18,430	13,589	16,512

Total cost of revenues	9,394	11,676	21,582	15,663	20,114
Operating expenses:
Sales and marketing	9,175	8,771	9,533	7,044	7,604
Product development	8,759	7,643	6,223	4,555	5,021
General and administrative	7,537	9,068	10,017	7,615	8,755
In-process research and development	—	447	—	—	—
Transaction costs	681	—	—	—	—

Total operating expenses	26,152	25,929	25,773	19,214	21,380
Income (loss) from operations	(15,326)	(10,339)	(3,010)	(3,574)	1,874
Interest and other income, net	661	428	145	119	(18)

Net income (loss) before taxes	(14,665)	(9,911)	(2,865)	(3,455)	1,856
Income tax benefit (provision)	—	250	(32)	(52)	(183)

Net income (loss)	$(14,665)	$(9,661)	$(2,897)	$(3,507)	$1,673

				Nine Months Ended
	Year Ended December 31,			September 30,

	2000	2001	2002	2002	2003

As a Percentage of Revenues:
Revenues:
Software license	42.5%	36.6%	30.3%	29.3%	32.1%
Service, maintenance and other	57.5	63.4	69.7	70.7	67.9

Total revenues	100.0	100.0	100.0	100.0	100.0
Cost of revenues:
Software license	10.7	5.8	7.1	6.6	8.3
Service, maintenance and other	35.8	37.0	41.6	43.4	38.1

Total cost of revenues	46.5	42.8	48.7	50.0	46.4
Operating expenses:
Sales and marketing	45.4	32.2	21.5	22.5	17.5
Product development	43.3	28.0	14.0	14.6	11.6
General and administrative	37.3	33.3	22.6	24.3	20.2
In-process research and development	—	1.6	—	—	—
Transaction costs	3.4	—	—	—	—

Total operating expenses	129.3	95.1	58.1	61.4	49.3
Income (loss) from operations	(75.8)	(37.9)	(6.8)	(11.4)	4.3
Interest and other income (loss), net	3.3	1.6	0.3	0.4	0.0

Net income (loss) before taxes	(72.5)	(36.3)	(6.5)	(11.0)	4.3

Income tax benefit (provision)	—	0.9	(0.1)	(0.2)	(0.4)

Net income (loss)	(72.5)%	(35.4)%	(6.5)%	(11.2)%	3.9%

Nine Months Ended September 30, 2003 Compared to Nine Months Ended September 30, 2002

      Revenues. We generate revenues from licensing the rights to use our software products and certain third-party software products to clients. We also generate revenues from installation, training, maintenance and support services provided to clients, from outsourcing center services and from hardware sales related to our check imaging business. Revenues increased 38.5% from $31.3 million for the nine months ended September 30, 2002 to $43.4 million for the nine months ended September 30, 2003. This increase was attributable primarily to a $4.3 million increase in licensing revenue from our core and complementary products and a $4.0 million increase in maintenance revenue from these products due to having a larger client base. The acquisition of Liberty FiTech Systems, Inc. on July 1, 2003 contributed an additional $4.0 million to revenues for the nine months ended September 30, 2003. We expect that, due to the amendment of our agreement with BISYS, the proportion of revenues generated from our resellers will increase in the future.

      Cost of Revenues. Cost of revenues includes third party license fees and the direct expenses associated with providing our services such as systems operations, customer support, installations, professional services and other related expenses. Cost of revenues increased 28.4% from $15.7 million for the nine months ended September 30, 2002 to $20.1 million for the nine months ended September 30, 2003. The increase was due primarily to a $1.2 million increase in costs associated with the growth of our outsourcing business, $0.6 million of which is from the Liberty FiTech Systems, Inc. business, and a $1.2 million increase in costs associated with maintenance, $0.6 million of which is from the Liberty FiTech Systems, Inc. business. The Liberty FiTech Systems, Inc. business contributed an additional $1.4 million of costs. Cost of revenues represented 50.0% of revenues for the nine months ended September 30, 2002 as opposed to 46.4% of revenues for the nine months ended September 30, 2003. Cost of revenues as a percentage of revenues decreased primarily because our revenues grew at a faster rate than our costs as well as a decrease in sales of low-margin hardware during the period. We expect that, due to the amendment of our agreement with BISYS, our cost of revenues as a percentage of revenues will continue to decrease, as margins generated by revenues from our resellers have historically been higher than those generated by other sources of revenue.

Operating Expenses

      Sales and marketing expenses include salaries and commissions paid to sales and marketing personnel and other costs incurred in marketing our products and services. Sales and marketing expenses increased 8.0% from $7.0 million for the nine months ended September 30, 2002 to $7.6 million for the nine months ended September 30, 2003. This increase was due primarily to a $0.5 million increase in sales and marketing expenses for two of our acquired businesses. Sales and marketing expenses represented 22.5% of revenues for the nine months ended September 30, 2002 as opposed to 17.5% of revenues for the nine months ended September 30, 2003. Sales and marketing expenses as a percentage of revenues decreased primarily because we did not increase our sales or marketing expenses significantly, but revenues continued to grow. We expect sales and marketing expenses to increase in future periods. In the event that we acquire product lines or businesses in the future, we would anticipate that, based on the nature and magnitude of those acquisitions, our sales and marketing expenses would increase more significantly as a result of those acquisitions.

      Product development expenses include salaries of personnel in our product development department, consulting fees and other related expenses. Product development expenses increased 10.2% from $4.6 million for the nine months ended September 30, 2002 to $5.0 million for the nine months ended September 30, 2003. This increase was due primarily to a $0.5 million increase in product development expenses for two of our acquired businesses. Product development expenses represented 14.6% of revenues for the nine months ended September 30, 2002 as opposed to 11.6% of revenues for the nine months ended September 30, 2003. Product development expenses as a percentage of revenues decreased primarily because our major product lines are largely developed and therefore did not require incremental investment.

      General and administrative expenses consist of salaries for executive, administrative and financial personnel, consulting expenses and facilities costs such as office leases, insurance and depreciation. General and administrative expenses increased 15.0% from $7.6 million for the nine months ended September 30, 2002 to $8.8 million for the nine months ended September 30, 2003. The increase was due to a $0.6 million increase in legal fees, due primarily to non-recurring expenses associated with preparing for this offering and settling an outstanding litigation matter, and $0.6 million of additional expenses from the Liberty FiTech Systems, Inc. business, offset by a $0.4 million reduction in operating costs of one of our acquired businesses. General and administrative expenses represented 24.3% of revenues for the nine months ended September 30, 2002 as opposed to 20.2% of revenues for the nine months ended September 30, 2003. General and administrative expenses as a percentage of revenues decreased primarily because our corporate overhead was sufficient to accommodate the needs of the organization as revenues increased. We expect general and administrative expenses to increase in future periods. In the event that we acquire product lines or businesses in the future, we would anticipate that, based on the nature and magnitude of those acquisitions, our general and administrative expenses would increase more significantly as a result of those acquisitions.

      Interest and Other Income/Interest Expense, net. Interest and other income decreased from $119,000 for the nine months ended September 30, 2002 to a loss of $18,000 for the nine months ended September 30, 2003. This decrease was due to lower average cash balances, lower interest rates and increased interest payments because of the assumption of debt with the acquisition of Liberty FiTech Systems, Inc.

      Income Tax Benefit (Provision). Income tax provision increased 251.9% from $52,000 for the nine months ended September 30, 2002 to $183,000 for the nine months ended September 30, 2003. The increase was primarily because we were profitable in the first three quarters of 2003 resulting in higher state and alternative minimum tax liability.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

      Revenues. Revenues increased 62.6% from $27.3 million for 2001 to $44.3 million for 2002. The increase in revenues was partly a result of a $4.8 million increase in maintenance revenues due to an increase in the size of our client base, as well as a $2.8 million increase in revenues from our outsourcing center. In addition, we acquired two businesses in 2001, which contributed revenue for the partial year in 2001 and the full year in 2002, and one business in 2002, which contributed revenue for the partial year in 2002. Our acquired businesses accounted for $11.7 million of revenues in 2002 as opposed to $1.9 million of revenues in 2001. This $9.8 million increase represented 57.4% of our total growth in revenues between 2001 and 2002.

      Cost of Revenues. Cost of revenues increased 84.8% from $11.7 million for 2001 to $21.6 million for 2002. The increase was due primarily to a $5.8 million increase in cost of revenues from the companies we acquired in 2002 and 2001. We also incurred an additional $1.5 million in costs in 2002 at our outsourcing center, which did not open until May 2001 and had more clients in 2002 than 2001. Cost of revenues represented 42.8% of revenues for 2001 as opposed to 48.7% of revenues for 2002. Cost of revenues as a percentage of revenues increased primarily due to the acquisition of the Imagic business in December 2001, which is hardware-intensive and has lower gross margins than our other products.

Operating Expenses

      Sales and marketing expenses increased 8.7% from $8.8 million for 2001 to $9.5 million for 2002. The increase was due primarily to an increase of $1.5 million in sales and marketing costs from the companies we acquired in 2002 and 2001, a $0.4 million increase in account management team expenses in 2002 partially offset by a $0.6 million reduction in personnel and related costs in our sales and pre-sales department and a $0.5 million reduction in marketing costs. Sales and marketing expenses represented 32.2% of revenues for 2001 as opposed to 21.5% of revenues for 2002. Sales and marketing expenses as a percentage of revenues decreased primarily due to the fact that we did not increase our sales and marketing expenses significantly as revenues continued to grow.

      Product development expenses decreased 18.6% from $7.6 million for 2001 to $6.2 million for 2002. The decrease was due primarily to the fact that the $1.0 million annual amortization of our development cost of one of our e-commerce products ended in December 2001. Product development expenses represented 28.0% of revenues for 2001 as opposed to 14.0% of revenues for 2002. Product development expenses as a percentage of revenues decreased primarily because the amortization expense described above ended in 2001 and the development effort for our major products did not require as much investment in 2002 as it did in 2001.

      General and administrative expenses increased 10.5% from $9.1 million for 2001 to $10.0 million for 2002. This increase was due primarily to a $1.1 million increase in general and administrative expenses associated with the companies we acquired in 2002 and 2001 offset by a $0.6 million decrease in compensation expense related to the elimination of an executive position. General and administrative expenses represented 33.3% of revenues for 2001 as opposed to 22.6% of revenues for 2002. General and administrative expenses as a percentage of revenues decreased primarily because our corporate overhead was sufficient to accommodate the needs of the organization as revenues increased.

      In 2001, we recorded a one-time charge of $447,000 related to in-process research and development acquired as part of the August 3, 2001 acquisition of Sound Software Development Inc. that had not yet reached technological feasibility and had no alternative use. There was no charge for acquired in-process research and development in 2002.

      Interest and Other Income, net. Interest and other income decreased 66.1% from $428,000 in 2001 to $145,000 in 2002. This decrease was due to lower average cash balances and lower interest rates.

      Income Tax Benefit (Provision). Income tax benefit was $250,000 in 2001 due to our research and development tax benefit from the State of Connecticut. Income tax provision was $32,000 in 2002. In 2002, our tax benefits were not sufficient to offset all of our state tax obligations.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

      Revenues. Revenues increased 34.8% from $20.2 million for 2000 to $27.3 million for 2001. This increase was primarily attributable to growth in our client base and the corresponding $5.4 million increase in service and maintenance revenues. The remaining revenue increase was a result of our acquisitions in 2001 of two businesses, which accounted for $1.9 million of revenues in 2001 as opposed to no revenues from these two businesses in 2000, and represented 27.0% of our total growth in revenues between 2000 and 2001.

      Cost of Revenues. Cost of revenues increased 24.3% from $9.4 million for 2000 to $11.7 million for 2001. The increase was due primarily to $1.3 million of increased costs associated with increased service, maintenance and outsourcing responsibilities, which were partially offset by a $0.3 million decline in cost of software as a result of lower third-party license costs. Additional costs of $459,000 associated with the acquisitions we made in 2001 also contributed to the increase. Cost of revenues represented 46.5% of revenues for 2000 as opposed to 42.8% of revenues for 2001. Cost of revenues as a percentage of revenues decreased primarily because our infrastructure was able to accommodate the additional revenue without a corresponding increase in costs.

Operating Expenses

      Sales and marketing expenses decreased 4.4% from $9.2 million for 2000 to $8.8 million for 2001. The decrease was due primarily to a reduction in the sales force for our Internet-based products in early 2001 as we focused our efforts on our core solution, resulting in a $1.7 million decrease in expenses. Another factor for the decreased expenses in 2001 was a reduction of marketing expenses of $0.7 million, including the cost savings from cancelling our user conference, which was scheduled to occur soon after the terrorist attacks of September 11, 2001. These decreases were partially offset by a $1.0 million increase in personnel and related costs in our sales department, a $0.5 million increase in account management and a $0.2 million of additional sales and marketing costs associated with the acquisitions we made in 2001. Sales and marketing expenses represented 45.4% of revenues for 2000 as opposed to 32.2% of revenues for 2001. Sales and marketing expenses as a percentage of revenues decreased primarily due to the factors described above.

      Product development expenses decreased 12.7% from $8.8 million for 2000 to $7.6 million for 2001. The decrease was due primarily to the completion of one of our e-commerce products in 2000 and the corresponding reduction in related expenses. Product development expenses represented 43.3% of revenues for 2000 as opposed to 28.0% of revenues for 2001. Product development expenses as a percentage of revenues decreased primarily due to the development expenses we incurred in 2000 for our e-commerce product.

      General and administrative expenses increased 20.3% from $7.5 million for 2000 to $9.1 million for 2001. General and administrative expenses increased due primarily to the $1.0 million increase in costs required to manage the two businesses acquired in 2001 and increased depreciation of $0.7 million due to the establishment of our outsourcing center. General and administrative expenses represented 37.3% of revenues for 2000 as opposed to 33.3% of revenues for 2001. General and administrative expenses as a percentage of revenues decreased primarily because revenues increased at a higher rate than our required overhead.

      In 2001, we recorded a one-time charge of $447,000 related to in-process research and development acquired as part of the August 3, 2001 acquisition of Sound Software Development Inc. that had not yet reached technological feasibility and had no alternative use. There was no charge for acquired in-process research and development in 2000.

      Transaction costs resulting from the one time charge of the costs associated with our attempted initial public offering in 2000 were $681,000. These costs represent accounting and legal fees.

      Interest and Other Income, net. Interest and other income decreased 35.2% from $661,000 in 2000 to $428,000 in 2001. This decrease was due to lower average cash balances and lower interest rates.

      Income Tax Benefit (Provision). Income tax benefit increased from zero in 2000 to $250,000 in 2001. The amount recorded in 2001 was equal to our research and development tax benefit from the State of Connecticut.

Liquidity and Capital Resources

      At December 31, 2000, 2001 and 2002, we had cash and cash equivalents totaling $8.5 million, $11.6 million and $11.4 million, respectively. At September 30, 2003, we had cash and cash equivalents totaling $6.6 million.

      The following table sets forth the elements of our cash flow statement for the following periods:

	Year Ended December 31,			Nine Months Ended
				September 30,
	2000	2001	2002	2003

	(in thousands)
Net cash provided by (used in) operating activities	$(11,523)	$(3,332)	$2,702	$2,703
Net cash used in investing activities	(5,186)	(5,606)	(2,280)	(8,891)
Net cash provided by (used in) financing activities	20,006	11,968	(560)	1,340

     Cash from Operating Activities

      Cash provided by operations in the nine months ended September 30, 2003 was attributable to net income of $1.7 million, depreciation and amortization and other non-cash items of $3.2 million and a decrease in working capital of $2.1 million. Cash provided by operations for the year ended December 31, 2002 was attributable to a net loss of $2.9 million, depreciation and amortization and other non-cash items of $3.2 million and a decrease in working capital of $2.4 million primarily due to an increase in payments received from clients in advance of product and service delivery. Cash used in operations for the year ended December 31, 2001 was attributable to a net loss of $9.7 million, depreciation and amortization and other non-cash items of $3.6 million and a decrease in working capital of $2.8 million primarily due to an increase in payments received from clients in advance of product and service delivery and an improvement in collections of account receivables. Cash used in operations for the year ended December 31, 2000 was attributable to a net loss of $14.7 million, depreciation and amortization and other non-cash items of $2.4 million and a decrease in working capital of $782,000 primarily due to an increase in payments received from clients in advance of product and service delivery.

     Cash from Investing Activities

      Total capital expenditures for the nine months ended September 30, 2003 were $891,000, and were primarily related to the purchase of computers and other equipment. Total capital expenditures for the year ended December 31, 2000, 2001 and 2002, were $4.6 million, $2.2 million and $1.7 million, respectively, and were primarily related to the purchase of computer equipment, computer software, software development services, furniture and fixtures and leasehold improvements. We currently have no significant capital spending or purchase commitments, but expect to continue to engage in capital spending in the ordinary course of business.

      In addition to the capital expenditures described above, net cash used in investing activities for the nine months ended September 30, 2003 included the $8.0 million we used for the acquisition of substantially all the assets of Liberty FiTech Systems, Inc. Net cash used in investing activities was $635,000 for the year ended December 31, 2000, $3.4 million for the year ended December 31, 2001 and $564,000 for the year ended December 31, 2002. During the years ended December 31, 2000, 2001 and 2002, substantially all cash used in investing activities was used for acquisitions.

     Cash from Financing Activities

      We have historically funded our principal operations through private placements of equity securities to new and existing stockholders.

      For the years ended December 31, 2000 and 2001, we obtained $20.0 million and $12.0 million in funding, respectively, primarily through the issuance of shares of our preferred stock. The funds obtained were offset partially by the payment of principal of $91,000 in 2001 and $748,000 in 2002 to repay outstanding promissory notes.

      We maintain a credit facility with Silicon Valley Bank upon which we can draw an aggregate amount of $4.0 million. The facility provides for funding of up to $2.0 million for an equipment term loan and $2.0 million for a working capital line. The equipment facility bears interest at the greater of the prime rate plus 1.00% and 5.75%. The working capital facility bears interest at the greater of the prime rate plus 0.50% and 5.25%. As of September 30, 2003, we had borrowed $1.4 million against the equipment portion of the facility, which is being amortized over 30 months. The working capital line expires on April 29, 2004, and as of the date of this prospectus, we have not borrowed any amounts under this line. The facilities are collateralized by our tangible assets, excluding assets of our subsidiaries. We are also subject to restrictive covenants that may only be waived if we receive written consent from Silicon Valley Bank. These restrictive covenants include not selling our business, not changing the business in which we engage, not merging with or into another company unless specific criteria are met, and not paying any dividends on our capital stock. As of September 30, 2003, we were in compliance with all of the restrictive covenants contained in our credit facilities with Silicon Valley Bank.

      We currently anticipate that cash flow from operations and our proceeds from this offering remaining after repayment of $4.8 million of our outstanding indebtedness and payment of approximately $1.8 million for the repurchase of 133,195 shares of our common stock, which we expect to repurchase from FS Acquisition, Inc, the successor-in-interest to Liberty FiTech Systems, Inc., on the date of the closing of this offering, described under “Use of Proceeds,” will be sufficient to meet our presently anticipated capital needs for the next twelve months, but may be insufficient to provide funds necessary for any future acquisitions we may make during that time. To the extent we require additional funds, whether for acquisitions or otherwise, we may seek additional equity or debt financing. Such financing may not be available to us on terms that are acceptable to us, if at all, and any equity financing may be dilutive to our stockholders. To the extent we obtain additional debt financing, our debt service obligations will increase and the relevant debt instruments may, among other things, impose additional restrictions on our operations, require us to comply with additional financial covenants or require us to pledge assets to secure our borrowings.

      At December 31, 2000, 2001 and 2002, we had recorded a liability for deferred revenue of $4.4 million, $8.9 million and $13.0 million. At September 30, 2003, we had recorded a liability for deferred revenue of $14.1 million. Although we defer revenue resulting from each of our sources of revenue, the majority of our deferred revenue is due to deferred maintenance, as maintenance was 32% of total revenue for the nine months ended September 30, 2003, and is billed and collected on an annual basis but recognized as revenue on a monthly basis over the term of the contract. The increases in our deferred revenue are attributable to the increases in our client base and the addition of maintenance contracts, and we expect that our deferred revenue liability will continue to increase as we add new clients and contract to perform additional maintenance.

      Our cash and cash equivalents at September 30, 2003 decreased in comparison to December 31, 2002, primarily due to the payment of $8,000,000 in cash in connection with our acquisition of Liberty FiTech Systems, Inc. Our accounts receivable as of September 30, 2003 increased in comparison to December 31, 2002 largely (i) as a result of our overall revenue growth, which resulted from increases in revenue from operations and our acquisition of the Liberty FiTech Systems, Inc. business on July 1, 2003 and (ii) our assumption of accounts receivable in connection with our acquisition of Liberty FiTech Systems, Inc. As described above, our deferred revenue as of September 30, 2003 increased in comparison to December 31, 2002 largely due to our acquisition of Liberty FiTech Systems, Inc., which resulted in our assumption of $3.1 million of deferred revenue. Our working capital at September 30, 2003 decreased in comparison to

December 31, 2002 largely due to (i) the increase in our accounts receivable described above and (ii) our acquisition of Liberty FiTech Systems, Inc., in which we assumed a negative working capital position of $1,741,000.

      We do not have any off-balance sheet arrangements or relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which are typically established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Contractual Obligations as of September 30, 2003

	Payments due by period

		Less than			More than
Contractual Obligations	Total	1 year	1-3 years	3-5 years	5 years

Long-Term Debt	$4,793,000	$3,118,000	$1,675,000	$—	$—
Capital Lease Obligations	562,000	402,000	160,000	—	—
Operating Leases	2,319,000	1,161,000	1,158,000	—	—

Total Contractual Obligations	$7,674,000	$4,681,000	$2,993,000	$—	$—

Income Taxes

      For the year ended December 31, 2001, we recorded a Connecticut income tax benefit of $250,000 net of related taxes. This benefit is the result of Connecticut legislation, which allows a company to obtain cash refunds from the State of Connecticut at an exchange rate of 65% of its research and development credits, in exchange for carrying forward the full amount of these credits into future tax years.

      At December 31, 2002 and September 30, 2003, we had $38.7 million and $34.2 million of federal net operating loss carryforwards that begin expiring in 2007 and had $31.3 million and $26.7 million of state net operating loss carryforwards, which begin to expire in year 2004. At December 31, 2002 and September 30, 2003, we had $1.2 million and $1.2 million of federal research and development credit carryforwards that begin to expire in 2007, $453,000 and $541,000 of state research and development credit carryforwards that do not expire, and $280,000 and $280,000 of state non-research and development credit carryforwards, respectively. At September 30, 2003, we have alternative minimum tax credits of approximately $93,000 available to offset future federal taxes on an indefinite carryforward basis.

      As defined in Section 382 of the Internal Revenue Code, certain ownership changes limit the annual utilization of federal net operating loss and tax credit carryforwards. We experienced such an ownership change in December 1995 which limits approximately $3.2 million of federal net operating loss carryforwards and $149,000 of research tax credits to a $307,000 annual Section 382 limitation. Our planned initial public offering may cause an additional ownership change under Section 382. In such event, our ability to use our federal net operating losses and our federal net operating loss and tax credit carryforwards generated since the December 1995 ownership change would be subject to limitation under Section 382. Further, even if the planned initial public offering does not cause an ownership change, it is possible that as a result of the issuance of common stock pursuant to the planned initial public offering, combined with the future issuance of, sales of, and other transactions involving our common stock, we may experience an ownership change in the future, which would cause such federal net operating losses and net operating loss and tax credit carryforwards to be subject to limitation under Section 382. Management believes that the initial public offering is unlikely to cause any additional Section 382 limitation. However, we will make a final determination upon the closing of this offering.

Recently Issued Accounting Pronouncements

      In June 2002, the Financial Accounting Standards Board issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, which addresses financial accounting and reporting for costs associated with exit or disposal activities and supersedes EITF No. 94-3, Liability Recognition for Certain

Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS No. 146 requires that the liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF No. 94-3, a liability for an exit cost was recognized at the date of a company’s commitment to an exit plan. SFAS No. 146 also establishes that the liability should be initially measured and recorded at fair value. We adopted the provisions of SFAS No. 146 effective January 1, 2003. The adoption of this standard did not have a material impact on our consolidated financial statements.

      In November 2002, the Emerging Issues Task Force (EITF) issued EITF Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. This issue addresses revenue recognition for arrangements with multiple deliverables which should be considered as separate units of accounting if the deliverables meet certain criteria as described in EITF 00-21. This issue is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. Early adoption is permitted. The adoption of this standard on July 1, 2003, did not have a material impact on our financial statements.

      In November 2002, the FASB issued FASB Interpretation No. 45, or FIN 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 requires that a liability be recorded in the guarantor’s balance sheet upon issuance of a guarantee. In addition, FIN 45 requires disclosure about the guarantees that an entity has issued, including a reconciliation of changes in the entity’s product warranty liabilities. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN 45 are effective for financial statements of annual periods ending after December 15, 2002. Our software license agreements typically indemnify customers for intellectual property infringement. Our software license agreements do not provide indemnification for any third party performance. The adoption of this standard did not have a material impact on our financial statements.

      In December 2002, the Financial Accounting Standards Board issued SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment to SFAS No. 123. SFAS No. 148 amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, SFAS No. 123 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements. Certain of the disclosures are required for fiscal years ending after December 15, 2002. We have adopted this standard effective December 31, 2002, and the adoption of this standard did not have a material impact on our consolidated results of operations or financial position, since we continue to use the intrinsic-value method of accounting for employee stock-based compensation as outlined in APB Opinion No. 25.

      In January 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities. This interpretation addresses the consolidation of business enterprises (variable interest entities) to which the usual condition of consolidation does not apply. This interpretation focuses on financial interests that indicate control. Variable interests may arise from financial instruments, service contracts, nonvoting ownership interests and other arrangements. If an enterprise holds a majority of the variable interests of an entity, it would be considered the primary beneficiary. The primary beneficiary would be required to include assets, liabilities and the results of operations of the variable interest entity in its financial statements. This interpretation applies immediately to variable interest entities that are created after or for which control is obtained after January 31, 2003. For variable interest entities created prior to February 1, 2003, the provisions would be applied effective December 31, 2003. We have no interest in an entity which would qualify as a variable interest entity. As a result, the adoption of this standard will not have a material impact on our financial statements.

      In May 2003, the Financial Accounting Standards Board issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 changes the accounting for certain financial instruments that, under previous guidance, could be classified as equity or “mezzanine” equity, including mandatorily redeemable instruments, by now requiring those instruments to be classified as liabilities in the statement of financial position. Further, SFAS No. 150 requires disclosure regarding the terms of those instruments and settlement alternatives. SFAS No. 150 is effective for all interim periods beginning after June 15, 2003. We applied SFAS No. 150 to the shares subject to the put and call agreement issued to FS Acquisition, Inc., the successor-in-interest to Liberty FiTech Systems, Inc., for which redemption is certain to occur. Accordingly, these shares have been classified as a liability, “shares subject to redemption,” in the accompanying balance sheet. The adoption of this standard did not have a material impact on our other financial instruments.

      In May 2003, the Emerging Issues Task Force (EITF) reached a consensus on EITF Issue No. 03-5, Applicability of AICPA Statement of Position 97-2 to Non-Software Deliverables in an Arrangement Containing More-Than-Incidental Software. This issue addresses revenue recognition for arrangements that include non-software deliverables, such as hardware, that are more than incidental to the products or services as a whole. The consensus indicates that, if the software is not essential to the functionality of the non-software deliverable, the non-software deliverable is excluded from the scope of SOP 97-2. We expect that the impact of applying EITF 03-5 on our gross margin will depend on the timing and magnitude of our hardware sales. Under EITF 03-5, hardware revenue, previously bundled with software and recognized on a percentage of completion basis, may be recognized upon delivery of the hardware. In certain cases, this may result in earlier recognition of revenue than when the revenue was recognized under the previous methodology. To the extent that we have significant hardware sales in a period, this acceleration of revenue may result in lower gross margins in that period. However, the completion of the check imaging arrangements are normally not of long duration, so this impact is not expected to be material.

Quantitative and Qualitative Disclosures about Market Risk

      We transact business with clients almost exclusively in the United States and receive payment for our services exclusively in United States dollars. As a result, our financial results are unlikely to be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets.

      Our interest expense is generally not sensitive to changes in the general level of interest rates in the United States, particularly because a substantial majority of our indebtedness is at fixed rates. A 10% increase or decrease in interest rates would not have a material adverse effect on our financial condition.

      We do not hold derivative financial or commodity instruments, nor engage in any foreign currency transactions, and all of our cash and cash equivalents are held in money market and checking funds.

BUSINESS

Overview

      Open Solutions Inc. is a provider of software and services that allow financial institutions to compete and service their customers more effectively. We develop, market, license and support an enterprise-wide suite of software and services that performs a financial institution’s data processing and information management functions, including account, transaction, lending, operations, back office, client information and reporting. Our core software and our complementary products access and update real-time data stored in a single relational database, which is designed to deliver strategic benefits to financial institutions. Our software can be operated either by the financial institution internally or on an outsourced basis in one of our outsourcing centers or through an outsourcing center hosted by one of our resellers. We have historically targeted commercial banks and thrifts with assets under $20 billion and all credit unions. Our aggregate revenues increased from approximately $27.3 million in 2001 to approximately $44.3 million in 2002, and were $43.4 million for the nine months ended September 30, 2003.

      Our complementary products can be licensed to financial institutions separately or as part of our fully-integrated suite. When combined with our core software, these complementary products provide financial institutions with a suite of applications that operate efficiently and take advantage of the architecture of our core solution, limiting the need for software customization or middleware, which is software that allows two applications to interface. Our complementary products, which are fully integrated with our core, include business intelligence, customer relationship management, or CRM, check imaging, Internet banking and cash management, general ledger and profitability, loan origination and check and item processing functions. We use an open and flexible software architecture to maximize a client’s flexibility with respect to different hardware configurations and third-party software applications that are commonly used by financial institutions, allowing our clients to select our complete suite or third-party products without incurring substantial additional implementation costs. Based on a design that is customer-centric, our software leverages an institution’s customer information through data mining (sorting through data to identify patterns and establish relationships) and collaborative filtering (the creation of recommendations for a customer based on data gathered on similar customers’ actions and preferences) and allows an institution to provide its customers with better service, improve customer retention and identify and pursue potential cross-selling opportunities.

      In contrast to legacy systems, our technologies are fully integrated, open, flexible, customer-centric and efficient, permitting financial institutions to draw on and deliver consistent information quickly. Our technology allows our clients to access information from disparate sources and then analyze and distribute that information for use at the point of customer contact. We believe that our products and services enable our clients to reduce their overall core processing and operational costs and meet their strategic needs more effectively.

      The following graphic depicts the key differences between a legacy system and our core software:

Industry Background

      Financial institutions have historically invested a significant amount of money in information technology systems. Technology research firm IDC estimates that banks, thrifts and credit unions in the United States spent approximately $43 billion on information technology during 2002 and expects spending to grow to over $55 billion by 2007. According to Thomson Financial Inc., a leading provider of industry information, there are approximately 19,460 commercial banks, thrifts and credit unions in the United States, approximately 19,400 of which have an asset base of under $20 billion.

      We believe that these financial institutions, which have traditionally competed on the basis of personalized service, are facing increasing challenges to improve their operating efficiencies. These challenges include the entrance of non-traditional competitors, the compression of margins on traditional products, significant channel proliferation and the convergence of financial products into a single institution. Recent legislation has allowed non-traditional competitors, such as insurance companies and brokerage houses, to enter the market for traditional banking products. Because these competitors are able to subsidize traditional banking products with the revenues of other, higher-profit products, financial institutions have experienced lower margins, increasing the pressure to reduce costs while continuing to offer an increasing array of consumer products and services. At the same time, the cost and complexity of delivering these products and services has increased as the widespread introduction of new technology has forced financial institutions to expand their distribution channels to include ATMs, telephone banking, Internet banking and wireless devices. Legislative changes have also accelerated the ability of financial institutions to offer wider ranges of products and services to their customers. To distinguish themselves from competitors in this more competitive environment, banks and credit unions must accurately define and understand their specific markets, and be able to launch relevant products and services to those markets over tailored delivery channels. These challenges are forcing financial institutions to examine how to conduct their business and service their customers most efficiently.

      Financial institutions have traditionally fulfilled their information technology needs through legacy computer systems, operated either by the institution itself or through an outsourcing center. Legacy systems, which operate in large mainframe or minicomputer environments, are generally highly proprietary, inflexible and costly to operate and maintain. Legacy systems often require financial institutions to purchase a specific vendor’s hardware and software, requiring them to conform evolving business processes and reporting needs to the architecture of the legacy systems, and preventing them from adopting new technologies or launching new products on a cost-effective and timely basis. Most legacy systems employed by commercial banks are designed primarily to batch process a large number of transactions and create centralized financial records, limiting the ability of these banks to offer their customers real-time transaction processing. On the other hand, most legacy systems employed by credit unions are designed for real-time transaction processing, but they limit the ability to conduct high-volume processing or more traditional commercial banking functions. In addition, legacy systems typically store data in non-relational, or sequentially indexed, files. Because the data is not organized by customer, financial institutions often face challenges extracting information from their legacy systems, which are unable to easily provide real-time, actionable customer data to the individuals within the financial institution servicing customers without additional software.

      We believe that financial institutions today are seeking more integrated, open, flexible, customer-centric and efficient information technology solutions that:

•	combine high performance, scalability, reliability and security with the advantages associated with relational and highly normalized (which means data is easily accessible and not stored redundantly) technology based on industry standards,

•	deliver new products and services to their customers quickly and efficiently without extensive custom development,

•	integrate easily with other applications used in the enterprise (whether on an in-house or an outsourced basis) without expensive middleware,

•	provide quick and effective access to customer and account data in order to offer better, more customized services, monitor trends and performance and cross-sell services and products,

•	allow real-time access to customer data while preserving the financial institution’s ability to batch process large transactions, and

•	accommodate, in a single application, multiple delivery channels, such as ATMs, telephone banking, Internet banking and wireless banking, as well as new delivery channels as they emerge.

      We believe that a technology solution must meet all of these requirements to enable financial institutions to achieve a competitive advantage in their markets through improved customer service, competitive product offerings and lower costs. In addition, financial institutions are required by federal law to evaluate the effectiveness of their information technology systems periodically. This obligation, together with significant upgrades and phase-outs of certain hardware by hardware providers, creates an ongoing need for institutions to evaluate replacement of their information technology systems.

      These requirements can be met by information technology systems based on open, industry-standard operating environments and relational databases. Relational and real-time technology can improve information sharing by providing access at each desktop to critical customer and transaction data and business applications, which is restricted or difficult to access in legacy environments. This technology also enables organizations to streamline business practices and reporting to make faster, more informed decisions. Because this technology is based on an open architecture, it is easily scalable by upgrading the server or linking multiple servers. In addition, this open model offers flexibility in that additional functionality can easily be provided through third-party applications. Furthermore, the costs of maintaining a legacy system, which include the costs of upgrading both legacy system software and hardware, are generally greater over time than the costs associated with newer technology.

Our Solution

      Our core software product is a fully-integrated, open, flexible, customer-centric solution that enables financial institutions to service their customers more efficiently and effectively. Our core software operates in Microsoft and UNIX environments using an Oracle relational database, supplemented by a suite of complementary software applications, which are fully integrated with our core technology and can also be used with any other vendor’s core software. We also offer our clients a comprehensive set of support services.

      The key attributes of our solution are its:

Full Integration at the Core Level

•	Fully-Integrated Information Technology. Our core software supports all of a financial institution’s principal data processing requirements using a single relational database designed as an integral component of the system architecture. Our fully-integrated software suite allows our clients to replace their highly proprietary, inflexible and costly legacy systems, which generally contain many disparate software applications, multiple databases and cumbersome and expensive middleware, with one integrated software application based on a single database architecture.

Open Architecture

•	Compatibility With Varied Non-Proprietary Hardware. Because our core system was designed with an open architecture, our clients can run our software on desktop and server hardware supplied by a wide array of vendors, including Hewlett-Packard Company, IBM Corp., Dell Computer Corporation, Sun Microsystems, Inc. and Unisys Corporation. In contrast, legacy systems often require the financial institution to purchase vendor-specific hardware, a vendor’s core software product and vendor-specific complementary products, each of which must be customized to interface with a decades-old legacy system, imposing significant cost burdens, both in cash outlay and manpower.

•	Software Compatibility. The flexibility and scalability of our core applications permit our clients to incorporate complementary software applications, whether designed by us or by a third party, in a cost-effective manner. Our complementary products, which may be used with either our core software or a third-party system, include profitability, web-based imaging, loan origination, cash management, collections and check and item processing modules that may be purchased as part of a fully-integrated software suite or individually. In addition, our open architecture allows a client to activate a particular software module as its functionality is desired, which provides our clients with the ability to react to their customers’ needs efficiently.

•	Scalability. Although most of our current clients have an asset base under $20 billion, our open architecture is designed to accommodate the needs of larger financial institutions, and to provide our clients the ability to continue to use our solution as they grow. In May and June 2002 we performed a three-week performance test and benchmark of our core software, the results of which demonstrated that our solution can meet the processing requirements of an institution with $40 billion in assets and four million accounts. The scalability of our architecture enables us to manage unexpected increases in clients’ processing volumes as well as support the growth of our clients’ businesses.

Flexibility

•	Client Delivery of New Products and Services. Our software allows our clients to offer new products and services to their customers without reconfiguring their information technology infrastructure. In contrast, modifications required by legacy systems in order to accommodate new financial products can be costly and time-consuming and may require the purchase and maintenance of additional middleware. In addition, our clients can change the way in which they serve their customers — such as converting from a thrift to a commercial bank — without replacing or making major modifications to our software.

•	Direct License or Outsourced Distribution. We can provide our core software to our clients by licensing it directly for use on-site, through our own outsourcing centers or through third-party outsourcing centers. We also provide certain complementary applications at our outsourcing centers, including our business intelligence, cash management, ATM, Internet banking, web-based imaging, collections and check and item processing tools. Our flexibility in distribution method allows our clients to use our core software and other complementary applications in the most cost-effective method to meet their specific operational and competitive requirements.

Customer-centric Architecture

•	Real-time Customer Information in a Single View. Our core software uses a relational database organized around individual customers, which allows a financial institution to update and view customer information on a real-time basis instead of relying on periodic batch processing. Our clients can provide their customers with real-time information concerning their accounts, as well as create accurate and current management reports. Our software is designed to eliminate potential errors arising from the maintenance of multiple databases and to accommodate high volumes of customer data.

•	Better Relationship Management. Our relationship management software provides a set of business intelligence tools that is fully integrated with and acts as a natural extension of our core software. This allows our clients to eliminate the multiple databases required when layering traditional business intelligence tools onto a legacy core system. Because our suite exploits the strength of our core system that is based on a single, relational database designed around individual customers, a financial institution may easily collect and analyze that data to generate timely and responsive initiatives (such as promotional offers) and deliver those initiatives immediately to the customer as the customer interacts with the financial institution.

Efficiency

•	Cost Savings. We believe that our software reduces the overall cost of a financial institution’s information technology and allows our clients to meet their strategic goals more efficiently. The hardware required by a legacy system is expensive to obtain and costly to keep to current specifications while the pool of expertise with older systems is constantly shrinking. In contrast, our core system can run on hardware provided by many different vendors. Because our core software is fully integrated with our complementary products and supports third-party products, development and implementation costs for an institution’s information systems based on our software are lower than those for an institution which must modify its core software and obtain costly proprietary products for each new function. Our open architecture and flexibility allow our clients to modify their information systems requirements quickly and easily, without incurring the significant costs associated with supporting several disparate software applications. Our single relational database allows our clients to organize their data around individual customers, use our business intelligence tools to analyze and manage that data in the most efficient manner and launch new products and services desired by their customers in a cost-effective manner. In addition, because our software is based on widely adopted technologies, a financial institution using it requires less specialized expertise, which allows the institution to achieve greater operational efficiencies.

Case Study

      In late 2002, Boeing Employees’ Credit Union, or BECU, performed the largest conversion of core systems in credit union history, moving from a legacy system to our core solution after evaluating several vendors. BECU selected our solution for the openness and flexibility it offered, and has taken advantage of these features since converting to our software.

•	BECU has used our core software to launch new financial products, such as additional interest rates and features on loans and CDs, as well as to consolidate a member’s accounts on a single statement. Launching these products with the legacy system would have required custom development, but our system simplified the launch process and enabled BECU to respond to its members’ needs quickly. Business specialists, in coordination with other divisions, were able to make the changes themselves, in as little as two weeks, from decision to launch. Previously, all product changes required the information technology department to work with a third-party vendor — a process that took between six weeks and six months. BECU was also able to make internal improvements, such as simple modifications of the teller computer screen user interface, more quickly with our solution.

•	BECU has taken advantage of our open architecture to integrate other systems with our core software. It recently added a new third-party audit system and a new third-party security reporting feature. The full integration of each took less than one month with our software compared to BECU’s estimate of six months of time likely required for integration with its previous legacy core system.

•	The installation of our core software has brought other benefits to BECU as well. BECU had approximately 20 people maintaining its legacy system, but after converting to our software fewer than 10 people are needed in this role. BECU believes that our open architecture has provided it with additional disaster recovery and redundancy options, allowing it to choose the solution that fits its needs best. The scalability of our solution has supported this client’s growth from approximately $3.2 billion in assets to approximately $4.2 billion in assets in less than one year, and its ability to launch new products, with no degradation in service. BECU has also found this scalability to be an advantage when adding remote locations onto the system.

      BECU has taken advantage of the key attributes of our solution to launch new products faster and integrate applications more quickly, and at the same time has decreased the number of people required to maintain its core system. As this client grows, it plans to use our solution to launch more products and accommodate a greater number of members.

Our Strategy

      Our objective is to be the leading supplier of software and services to our targeted market. Our strategy for achieving this objective is to:

•	Expand Share of Our Historical Market. We believe that our software is particularly well suited for financial institutions which have an asset base of under $20 billion. These financial institutions, which have historically constituted our target market, typically can neither afford, nor do they require, extensive customization in connection with the implementation of a core system. As a result, we believe that these financial institutions are willing to evaluate, and are well positioned to benefit from, our flexible, cost-effective technology. We intend to continue to pursue this market by marketing and selling our core software to new clients seeking to convert from a legacy system.

•	Expand Our Sources of Recurring Revenue. We generate recurring revenue through outsourcing and maintenance services. We currently host applications for approximately 160 financial institutions in our outsourcing centers and intend to continue to enhance this service, which we believe is an attractive solution for many of our targeted clients. Our outsourcing centers serve approximately 11 clients using our core software and approximately 99 clients using one or more of our Internet banking, ATM, cView, check imaging, cash management, collections, automated clearing house, or ACH, processing and check and item processing products. We will also continue to maintain the outsourcing center we acquired in connection with our acquisition of Liberty FiTech Systems, Inc. in July 2003, which is serving 57 clients. In the future, we plan to offer all of our products in our outsourcing centers and continue to market our outsourcing services aggressively. Our outsourcing services provide a source of recurring revenue which can grow as the number of accounts processed for a client increases. We continue to seek to expand our client base through licensing arrangements, which we expect to increase the recurring revenues, such as maintenance, that correspond to those licenses.

•	Expand Our Client Base by Licensing Our Core Software through Third-Party Outsourcing Centers. Approximately 156 financial institutions use our core software application at two third-party outsourcing centers, one operated by BISYS, Inc., a major national outsourcing center, and the other operated by Connecticut On-Line Computer Center, Inc., or COCC, a major regional outsourcing center. A number of financial institutions outsource their core processing systems to third-party outsourcing centers such as these, which typically choose one or more significant core software products to provide their services. We plan to work with our existing resellers to add new clients, and have recently expanded our relationship with BISYS for this purpose. We also plan to supplement these resellers with other national and regional outsourcing centers.

•	Provide Additional Products and Services to Our Installed Client Base. We intend to continue to leverage our installed client base by expanding the range of complementary products and services available to our current clients, through both the internal development of new products and services and through acquisitions. In addition, each client has an account manager who recommends complementary products suitable for the client’s business and works with our sales group to generate sales. We also intend to continue selling our complementary products to financial institutions that use core systems sold by third parties.

•	Maintain Technological Leadership. We believe that the uniqueness of the open, flexible architecture of our system provides us with competitive advantages over companies offering other core processing systems. For example, our core software suite can satisfy the technological requirements of a commercial bank, thrift or credit union without modification or customization. We recently announced the commercial release of our web-based business intelligence suite, which allows a financial institution to transmit action messages and collect response information instantaneously while a customer conducts a transaction. Our open architecture enables us to utilize leading, non-proprietary software and hardware to provide comprehensive functionality. We intend to extend our technological leadership by continuing to add new applications, integrate new technologies and expand the functionality of our system.

•	Extend Target Markets. Our primary market currently consists of small to mid-size commercial banks and thrifts and all credit unions, located in the United States. We believe that our core software has benefits beyond this market, and can scale to meet the operating requirements of any financial institution. We continue to explore additional ways to extend our target markets, including by selling our products and services to larger financial institutions and international financial institutions. We also plan to market and sell our products and services to clients in the payroll services, insurance and brokerage industries.

•	Pursue Strategic Acquisitions. To complement and accelerate our internal growth, we continue to explore acquisitions of businesses and products that will complement our existing products and services as well as expand our client base. Since 2000, we have completed the following acquisitions:

Date	Seller	Products and Services

June 2000	Global Payment Systems LLC	Web-based cash management system

August 2001	Sound Software Development, Inc.	Loan and mortgage origination product

December 2001	Imagic Corporation	Check imaging product

March and October 2002	HNC Financial Solutions, Inc. and HNC Software Inc.	General ledger, profitability and other financial products

July 2003	Liberty FiTech Systems, Inc.	Core processing software for credit unions

Technology

      We design our software to integrate with other products, to allow individual customer data to be easily accessible at all times, and to be able to deliver strategic benefits to financial institutions at a lower cost. We released our initial product in 1995, at a time when technical advancements such as distributed computing, browser-based applications and standards for integrating disparate applications were becoming commonly adopted in the marketplace. To take advantage of these technical developments, we created an open product architecture to maximize a client’s flexibility with respect to both hardware options and integration with other software applications. In addition, we sought to design a single platform that could service all financial institutions, including commercial banks, thrifts and credit unions. We also understood the difficulties financial institutions face in retrieving timely, accurate information with respect to their customers, and therefore designed our software with a single relational database as its integral component, placing an emphasis on access to customer information rather than account data. By creating a core processing solution that is open and customer-centric, we believe we have minimized the need for financial institutions to purchase costly middleware and additional databases to perform the tasks that our products achieve with only one software application and a single database.

      Our core software application offers the following benefits:

•	an open architecture that permits full integration with third-party hardware and software and emerging technologies,

•	flexible functionality, scalability and high performance, and

•	a highly relational database designed around customer information.

      We believe that our software provides these benefits through an open architecture that utilizes a relational database, as well as leading graphical user interfaces and report generation tools. Our software operates in an open systems environment, does not require any proprietary hardware components and is currently deployed on a wide range of client and server platforms. Our open architecture also permits our software to interface with a broad range of third-party applications and peripherals that are commonly used in banks and credit unions.

      We implement our flexible solution through application modules, each of which performs a specific core processing function. All of our modules share and are able to access the data in a single relational database, allowing for consistency of data throughout our product suite. Through database normalization, data is organized in tables that are easily accessible through a variety of query tools as well as through the application modules. In contrast to legacy systems, our architecture allows a financial institution to capture an unlimited amount of data regarding each of its customers without requiring additional software or support. As a result, a higher degree of independence between a client’s business processes and underlying data is achieved and the solution is more scalable and adaptable to changing business needs. New application modules may be developed or existing modules may be altered as required without having to change the underlying data model.

      Our software utilizes a single, enterprise-wide database, as opposed to a distributed database in which data is spread among two or more components, typically resident on different computers. The principal benefit of an architecture using a single enterprise-wide database is that it permits real-time processing so that, for example, transactions are immediately reflected in a bank or credit union customer’s account. This contrasts with a batch processing approach in which all accounts are updated only at scheduled intervals, typically at the end of the business day. Our software may be configured to operate in either batch mode or a hybrid batch/real-time mode for those banks or credit unions that do not require or desire real-time processing.

Products and Services

      We offer core software as well as several complementary products that may be purchased with our core solution or separately. The open and flexible architecture of our core solution is designed to provide our clients with the maximum array of options for complementary applications. While all of our products function independently of each other, financial institutions which use our entire software suite benefit from our fully-integrated platform and the ability to obtain comprehensive real-time information on all of their customers.

Core Software

      The Complete Banking Solution and The Complete Credit Union Solution. We market our core software in two versions, one directed primarily at commercial banks and thrifts and the other directed primarily at credit unions. The Complete Banking Solution and The Complete Credit Union Solution share a common software platform that provides a comprehensive real-time open architecture system capable of managing all of a financial institution’s core processing requirements. Our core software permits the financial institution and its customers to view their transactions immediately, whether the transactions occur over the telephone, on the Internet, at the ATM, inside the financial institution or at an external debit location.

      We believe that our core software is less expensive to install and maintain than most legacy systems. It can be easily integrated with third party applications or our own complementary products to provide a comprehensive solution that can immediately retrieve valuable customer information for specifically targeting customers with cross-selling or up-selling opportunities.

      Some of the key features of our core software include:

•	customer-centric system,

•	real-time customer touch-point integration,

•	integrated real-time and/or batch processing,

•	comprehensive lending and deposit processing,

•	forms integration (including signature and photo storage),

•	customizable web-based reporting,

•	comprehensive teller/customer service applications,

•	commercial institution functionality,

•	institution and branch operations,

•	direct payroll processing, and

•	product delivery manager.

      The features of our core software offer a comprehensive real-time view of each customer relationship, which enables our clients to provide better customer service by having a complete customer profile available to tellers and officers instantaneously.

Complementary Products

      To enhance our core software, we offer a number of complementary products. All of our complementary products are designed to run on any core processing system. However, when used with our core solution, our complementary products are designed to take advantage of the availability of real-time customer information. These products provide functionality beyond that in any core solution, and include:

      cView. cView is an advanced business-intelligence suite designed around two key functional areas: real-time customer contact and knowledge management. cView permits a financial institution to leverage relational technology, customer account and transaction data and instant messaging to gather, convert and analyze disparate customer information into knowledge that can be applied to support timely and responsive initiatives such as promotional offers and make them available immediately through front-line delivery channels, such as Internet banking, tellers and others. cView is designed to operate on any core processing system, whether designed by us or by a third party. The cView suite consists of the following web-based components:

•	Dynamic Messaging Manager. Application that allows the financial institution to set rules that define the real-time distribution and receipt of messages throughout the organization.

•	Activity Manager. Application that allows the financial institution to track and manage the activities of its customers and prospects.

•	My Vision. Access point for cView applications, intranet communications and access to relevant documents, messages and Internet links.

•	Report Wizard. Query and report writing tool, which allows users to simplify views of complex database table design, effectively collapsing multiple tables into one.

•	Market Vision. Customer data warehouse designed to permit financial institutions to learn about their customers, prospects, products and business lines so they can make sound business decisions and create effective marketing plans.

      Each component of the cView suite is integrated with the other components, as well as with our core software, allowing clients to focus on the implementation of CRM strategies rather than the support and maintenance of separate software applications.

      eCommerce Banker — Consumer and eCommerce Banker — Business. Our eCommerce Banker suite provides clients with Internet banking and cash management tools for commercial and retail customers. The modules permit a financial institution to choose from a wide menu of financial services that may be provided to either individuals or businesses, including:

•	Account Information. Customers can view balance information for checking and savings accounts, certificates of deposit, lines of credit, automobile loans and mortgage loans. Customers can also view year-to-date interest accrued or paid, interest rates and deposit maturity dates.

•	Cash Management. Business customers can monitor their accounts, make tax payments and execute automated clearing house or wire transfers. We also provide a cash concentration function, which periodically sweeps cash from several accounts into a single interest-bearing account.

•	Funds Transfer. Customers can transfer funds among accounts and establish real-time electronic bill payment.

•	Compatibility with Personal Financial Management Software. Popular personal financial management software, such as Intuit Quicken® and Microsoft Money®, can be automatically synchronized with recent transactions.

•	Bill Payment. Customers can pay bills electronically 24 hours a day, seven days a week and can establish future and recurring payments.

•	Secure Messaging. Customers can communicate with a financial institution through secure encrypted message systems.

•	Additional Features. Customers can reorder paper checks, request an account statement or contact financial institution personnel by e-mail.

      Our Internet banking application supports the open financial exchange, or OFX, standard, which enables the system to interface to financial institution services that use a variety of devices to originate customer transactions. These administrative components include the ability for financial institutions’ customers and potential customers to submit account applications in a secure environment. Also, financial institutions can automatically generate e-mail responses to customer applications, update product interest rates and terms and receive customer-specific marketing and data analysis.

      Check Imaging. This software application enables our clients to create and store digital check images for inclusion in monthly statements and to facilitate their customer support services. This product suite includes item/image capture, document imaging/ computer output to laser disc, or COLD, signature verification, electronic statements, full-service check and item processing and managed services. This product is designed to comply with federal legislation known as The Check Clearing For The 21st Century Act, commonly known as Check 21, and to be compatible with the Federal Reserve’s FedImage Platform. These features are important because when financial institutions are allowed to exchange checks electronically rather than physically as the legislation will require, many institutions will want to take advantage of the cost savings associated with electronic check exchange and will seek Check 21 compliant solutions. The product is also designed to be web-enabled, to eliminate a large portion of entry keying, and together with remote branch capture, to assist our clients in centralizing electronic image storage. Our clients can choose to purchase these products on an in-house, serviced or managed services basis.

      Loan Origination. Our loan origination technologies are designed to provide full-service loan origination processing. Because no two lenders transact business in exactly the same manner, our loan origination products can also be adapted to suit a financial institution’s specific needs. Our software suite provides integrated systems for mortgage, consumer and commercial lending:

•	The Sound Mortgage Management System provides comprehensive mortgage lending management. This product automates the mortgage process, including advanced disclosures, prequalification, origination, document preparation, processing, loan tracking, underwriting, commitment, closing, full management and government reporting. The system automatically books loans to our clients’ in-house or outsourced servicing systems. The system can be wide-area network enabled throughout all branches, and also provides for remote origination using the Internet.

•	The Sound Consumer Loan Management System provides consumer loan management through a comprehensive set of features, including full document preparation, loan processing, tracking, underwriting, reporting and government reporting requirements as well as an automated decision service.

•	The Sound Commercial Loan Documenter provides commercial loan management from the creation of commitment/ proposal letters to the final production and tracking of complete document packages for any small-business to middle-market loan, including commercial and industrial, or C&I, commercial real estate and construction and Small Business Administration loans.

      Financial Products. Our financial accounting software suite is designed to provide fully-integrated back-office financial management technology to financial institutions, including general ledger, accounts payable and fixed assets. In addition, we offer strategic financial management tools such as asset/liability management, profitability and financial planning:

•	Financial Accounting Platform. Our financial accounting platform is an integrated and comprehensive financial management suite. With detailed reporting and responsive service, it helps clients streamline accounting operations and improve the quality of their financial management. The financial accounting platform is comprised of four modules: general ledger, investment management, accounts payable and fixed assets accounting. Each system can operate as a stand-alone product or as part of the integrated financial accounting platform. As a whole or on a stand-alone basis, the open architecture and standardized file specifications are designed to allow integration with other accounting and information management software applications.

•	Asset/ Liability Management and Financial Planning System. Our asset/ liability management and financial planning system provides analytical, budgeting and strategic planning software to enable financial institutions to better comprehend the factors driving their profitability. This software is designed to provide a financial institution with the ability to analyze the institution’s balance sheet in order to determine market value and risk, helping to ensure preservation of capital.

•	ProfitVision. ProfitVision analyzes profitability at any level of the organization. It is designed to generate profit results and value indicators that reveal the contributors to an institution’s bottom line. It can also be used to segment and profile valuable customers and determine which products, business units and channels are top performers.

     Outsourcing Services

      We have the capability to host a client’s data processing functions at our outsourcing centers, giving the client the benefit of our products and services without having to maintain personnel to develop, update and run these systems and without having to make large initial expenditures. Our outsourcing centers currently host applications for 160 financial institutions, including approximately 11 clients who use our core software and approximately 99 clients who use one or more of our Internet banking, ATM, cView, check imaging, cash management, collections, ACH processing and check and item processing products. We also continue to maintain the outsourcing center which we acquired in connection with our July 2003 acquisition of Liberty FiTech Systems, Inc. that is currently serving 57 clients.

     Training, Maintenance and Support Services

      Installation and Training. We provide comprehensive installation and training services in connection with the purchase of in-house systems and for new outsourcing center clients. The complete installation process of a core system typically includes planning, design, data conversion and testing.

      Both in connection with installation of new systems and on an ongoing basis, our clients need, and we provide, extensive training services and programs related to our products and services. Training can be provided in our training centers, at meetings and conferences or onsite at our clients’ locations, and can be customized to meet our clients’ requirements. The large majority of our clients acquire additional training services, both to improve their employees’ proficiency and productivity and to make full use of the functionality of our systems.

      Professional Services. Our professional service organization provides services on a contract basis such as operational reviews, which leverage the best practices of our clients to improve operational efficiency and effectiveness across our entire client base.

      Support Services. We provide immediate telephone response service during normal working hours and on-call support 24 hours a day, seven days a week for all components of our solution. In addition, we offer remote product support services whereby our support team directly connects to our client’s server to troubleshoot or perform routine maintenance.

Clients

      We serve financial institutions of all sizes, however, the majority of our clients are commercial banks and thrifts with under $20 billion of assets and credit unions of all sizes. The majority of our clients are located in the United States, although we also have clients in several foreign countries. As of September 30, 2003, approximately 1,300 financial institutions were using one or more of our products. No client accounted for more than 10% of our revenues in the fiscal year ended December 31, 2002 or in the nine months ended September 30, 2003.

Sales and Marketing

      We have established a multi-channel distribution and sales network. We sell and license our products directly to end-users through our direct sales force and indirectly through resellers, including third-party outsourcing centers. In addition, we support our direct and indirect sales efforts through strategic marketing relationships and public relations programs, trade shows and other marketing activities. We operate primarily in one geographical area, the United States.

     Direct Sales

      We market our products primarily through a direct sales force which is split between our sales personnel who sell our The Complete Banking Solution and The Complete Credit Union Solution and those who sell our complementary products. As of September 30, 2003, our direct sales force was comprised of 29 salespersons, 14 of which were selling our core software, and 15 of which were selling our complementary products. In addition, our sales group is complemented by five application specialists, all of whom have extensive experience in banking technology and provide pre-sales support to potential clients on product information and deployment capabilities. Each client is also assigned an account manager who is that client’s primary contact at Open Solutions, recommends complementary products suitable for that client’s business and works with our sales group to generate sales.

     Indirect Sales

      We supplement our direct sales force with a range of resellers who sell our complementary products in conjunction with their own products and services. These resellers include a range of hardware and software vendors and permit us to better address specific geographical markets, including those outside the United States, and potential clients reliant on existing third-party core solutions. We have also entered into a software license agreement with Unisys Corporation to integrate and sublease our products under the Unisys brand in Asia (except Japan), Africa, Australia and New Zealand. During the fiscal years ended December 31, 2001 and December 31, 2002 and the nine month period ended September 30, 2003, our relationship with Unisys Corporation accounted for less than 1% of our total revenues.

      Historically, a significant portion of financial institutions have chosen to satisfy their information technology needs through third-party outsourcing centers. In addition to our own technology outsourcing centers, we have entered into software license and marketing agreements with BISYS and COCC. Under our agreements with these strategic marketing partners, we receive license fees based on the asset size of the financial institution using our applications. We have recently expanded our relationship with BISYS. BISYS has the right to provide outsourcing services using our The Complete Banking Solution software to banks in the United States. Under the amended agreement, BISYS has also agreed to pay us minimum license fees and must achieve minimum sales requirements, as well as pay us annual maintenance fees for each of their clients that uses one or more of our products or services. In exchange, we have agreed not to compete with BISYS for the provision of outsourcing services to banks in the United States through September 2005 and thereafter (so long as BISYS continues to pay us the required minimum fees and meet the required minimum sales) and we have agreed not to enter into similar reseller agreements with any one of six named competitors of BISYS before March 1, 2005. Our agreement with COCC provides it with the right to provide services using our The Complete Banking Solution software to banks in ten states, primarily in the northeastern and mid-Atlantic United States. During the fiscal year ended December 31, 2002, BISYS represented approximately $2.9 million, or 6.5%, of our total revenues, and COCC represented approximately $1.3 million, or 2.9%, of our total revenues.

     Marketing

      Our marketing program includes:

•	direct mail,

•	telemarketing,

•	hosting an annual client conference,

•	advertising in banking and credit union trade journals and periodicals,

•	publishing articles and editorials,

•	speaking engagements, and

•	participating in seminars and trade shows.

Product Development

      We plan to continue to invest significant resources to maintain and enhance our current product and service offerings, and are continually developing new products that complement these offerings. During the fiscal year ended December 31, 2002, product development expenses represented approximately 24% of our total operating expenses and approximately 14% of our total revenues. We have historically released two upgrades of existing products each year, and, since the beginning of fiscal year 2002, we have introduced a collections system, a safe deposit box system, a web-based business intelligence suite and a web-based imaging system, as well as several smaller modules. The collections system and safe deposit box system were market-driven additions to our core software suite. The business intelligence and web-based imaging systems were designed to exploit the uniqueness of our core architecture, but as with all of our complementary products, they work with other core solutions. We have several new products under development and plan to sell them to both our existing client base and new clients. Our clients also regularly advise us of new products and functionalities that they desire, which we take into account with respect to planning our research and development operations. As of September 30, 2003, we employed a staff of 83 development employees.

Competition

      The financial services software market is intensely competitive and subject to technological change. Competitors vary in size and in the scope and breadth of products and services offered. We encounter competition in the United States from a number of companies including Fiserv, Inc., Jack Henry & Associates, Inc., Fidelity National Financial Corporation, John H. Harland Company and Aurum Technology Inc. We also compete against a number of smaller, regional competitors, as well as vendors of products that compete with one or more of our complementary products. Many of our current competitors have longer operating histories, larger client bases and greater financial resources than we do. In general, we compete on the basis of product architecture and functionality, service and support, including the range and quality of technical support, installation and training services, and product pricing in relation to performance and support.

Intellectual Property and Other Proprietary Rights

      We rely primarily on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect our proprietary rights. We seek to protect our software, documentation and other written materials under trade secret and copyright laws, which afford only limited protection. Our license agreements contain provisions which limit the number of users, state that title remains with Open Solutions and protect confidentiality. We presently have no patents or patent applications pending.

      Open Solutions Inc., The Complete Banking Solution, The Complete Credit Union Solution and Bank-on-it are registered trademarks, and eCommerce Banker and eCommerce Mart are trademarks of ours. Open Solutions Inc. is also a service mark of ours. All other trade names and trademarks referred to in this prospectus are the property of their respective owners.

Employees

      As of September 30, 2003, we had a total of 372 employees, which includes the 69 employees that joined us in connection with the acquisition of substantially all of the assets of Liberty FiTech Systems, Inc. in July 2003. None of our employees is represented by a labor union. We have not experienced any work stoppages and believe that our relations with our employees are good.

Infrastructure and Facilities

      Our communications and network equipment is located in both our corporate headquarters in Glastonbury, Connecticut and our offices in Atlanta, Georgia. We have preventive maintenance and disaster recovery plans, which include periodic equipment, software and disaster recovery testing, data monitoring and maintaining records of system errors. We have 24-hour monitoring and engineering support and emergency communication lines. In the event of an emergency, we have a contingency plan to provide services through a nationally recognized emergency service provider.

      We lease approximately 42,000 square feet of space in Glastonbury, Connecticut. We also lease approximately 4,000 square feet of space in Shelton, Connecticut, approximately 1,100 square feet of space in Simsbury, Connecticut, approximately 6,400 square feet of space in Marietta, Georgia, approximately

25,000 square feet of space in Atlanta, Georgia and approximately 1,800 square feet of space in Utica, New York. Our Glastonbury, Simsbury and Shelton leases expire in 2005 and our Marietta, Atlanta and Utica leases expire in 2004. We believe our current facilities are sufficient to meet our needs through the fiscal year ending December 31, 2004, and that additional space will be available at a reasonable cost to meet our space needs thereafter.

Legal Proceedings

      We are from time to time a party to legal proceedings which arise in the normal course of business. We are not currently involved in any material litigation, the outcome of which would, in management’s judgment based on information currently available, have a material adverse effect on our results of operations or financial condition, nor is management aware of any such litigation threatened against us.

MANAGEMENT

Executive Officers, Directors and Key Employees

      Our executive officers, key employees and directors, their positions and their ages as of September 30, 2003, are as follows:

Executive Officers and Directors	Age	Position

Louis Hernandez, Jr.	37	Chairman of the Board and Chief Executive Officer
Andrew S. Bennett	38	Senior Vice President, Operations
Carl D. Blandino	53	Vice President, Chief Financial Officer, Treasurer and Secretary
Gary E. Daniel	59	Senior Vice President and General Manager, Credit Union Group
James R. Kern	43	Senior Vice President and General Manager, Banking Group
Michael D. Nicastro	44	Senior Vice President and General Manager, Delivery Systems Group
Douglas K. Anderson(1)	53	Director
Douglas C. Carlisle(2)(3)	46	Director
David M. Clarke	52	Director
David Dame(1)(3)	44	Director
Samuel F. McKay(1)(2)	64	Director
Carlos P. Naudon	53	Director
William W. Neville	49	Director
Gregory W. Thompson	47	Director
Richard P. Yanak(2)(3)	68	Director

(1)	Member of the Audit Committee effective as of the closing of this offering.

(2)	Member of the Compensation Committee effective as of the closing of this offering.

(3)	Member of the Nominations Committee effective as of the closing of this offering.

      Mr. Hernandez has served as Chairman of the Board of Open Solutions since March 2000 and as Chief Executive Officer since November 1999. From January 1998 to November 1999, Mr. Hernandez served as Executive Vice President of RoweCom Inc., an electronic commerce software vendor to the financial services, healthcare and academic markets. Mr. Hernandez served as RoweCom’s Chief Financial Officer between February 1997 and November 1999. Prior to joining RoweCom, Mr. Hernandez served as the Chief Financial Officer and Corporate Secretary for U.S. Medical Instruments, Inc., a high technology medical device company. From 1990 to 1996, Mr. Hernandez worked in the business and advisory services group of Price Waterhouse LLP, an accounting firm.

      Mr. Bennett has served as Senior Vice President of Operations, Core System Group of Open Solutions since June 2001. From December 1999 to May 2001, Mr. Bennett served as a Management Consultant at NexPress Solutions LLC, a Kodak/ Heidelberg joint venture providing digital printing solutions. From October 1997 to December 1999, Mr. Bennett served as Vice President and General Manager of Worldwide Service at Kodak Professional, a provider of imaging solutions. From November 1995 to October 1997, Mr. Bennett held various management positions with NCR Corporation, a provider of information technology solutions to the retail, financial and telecommunications industries, including as Assistant Vice President of Worldwide Multivendor Services and Director of Global Programs.

      Mr. Blandino has served as Vice President and Chief Financial Officer of Open Solutions since January 2002. From February 2000 to January 2002, Mr. Blandino served as Executive Vice President and Chief Financial Officer of Online Resource Corporation, a provider of online banking and bill payment services.

From July 1998 to June 1999, Mr. Blandino served as Chief Financial Officer and Senior Vice President of Administration of Segue Software, Inc., an electronic commerce software provider. From February 1997 to March 1998, Mr. Blandino served as Chief Financial Officer of Per-Se Technologies, Inc., a health care systems integrator and software provider. From September 1992 to January 1997, Mr. Blandino served as the head of bill payment and call center operations for Online Resources Corporation, a provider of online banking and bill payment services. Mr. Blandino also spent over 10 years in public accounting in various management positions with Coopers & Lybrand and Deloitte Haskins & Sells, both international public accounting firms.

      Mr. Daniel has served as Senior Vice President and General Manager, Credit Union Group of Open Solutions since November 2003 and as Senior Vice President of Sales and Marketing from March 2001 to November 2003. From June 1989 to March 2001, Mr. Daniel served as Senior Vice President of the Community Banking Group of ALLTEL Information Services, Inc., a software and service provider to the financial services industry. From October 1987 to March 1989, Mr. Daniel served as Executive Vice President of First Operations Resources, Inc. (a subsidiary of M&T Bank), a provider of data processing services for community banks.

      Mr. Kern joined Open Solutions in November 2003 as Senior Vice President and General Manager, Banking Group. From May 2000 to November 2003, Mr. Kern served as Vice President and General Manager of Syntegra (USA), a subsidiary of British Telecommunications plc, a provider of voice and data integration services to the financial trading market. From October 1995 to May 2000, Mr. Kern served as Regional Vice President of Sales and, subsequently, as Senior Vice President of Sales & Marketing of the Information Services Group of The BISYS Group, Inc., a provider of processing platforms for the financial services industry. From 1985 to 1995, Mr. Kern served in various management and sales roles with companies in the credit union industry.

      Mr. Nicastro has served as Senior Vice President and General Manager, Delivery Systems Group of Open Solutions since January 2002, as Vice President of Marketing from October 1996 to January 2002, and as Director of Marketing and Customer Services from September 1994 to October 1996. From February 1985 to September 1994, Mr. Nicastro held various product management positions with the Data Services Division of NCR Corporation, a provider of information technology solutions to the retail, financial and telecommunications industries. In addition, Mr. Nicastro served in various positions at Bristol Savings Bank, a Connecticut-based bank, and Citicorp, a bank.

      Mr. Anderson has served as a director since July 1994 and as Chairman of the Board from December 1997 to March 2000. Mr. Anderson served as Chief Executive Officer of Open Solutions from December 1997 to November 1999 and as President from October 1995 to December 1997. Since November 1999, Mr. Anderson has served as a director and President of the Savings Bank of Manchester, a community bank. From December 1986 to October 1995, Mr. Anderson was also employed by the Savings Bank of Manchester and was responsible for all bank operations and information technology, including as Executive Vice President. Prior to joining the Savings Bank of Manchester, Mr. Anderson was employed for 14 years by Unisys Corporation, an international technology company.

      Mr. Carlisle has served as a director of Open Solutions since March 1994. Since 1982, Mr. Carlisle has served as Managing Director of Menlo Ventures, a venture capital firm that invests in emerging growth technology companies.

      Mr. Clarke has served as a director of Open Solutions since April 1998. Since 1999, Mr. Clarke has served as an Investment Manager of Aetna Life Insurance Company, a life insurance company, where he leads the Private Equity Group. From September 1993 to the present, Mr. Clarke has served as Head of Private Equity of the Investment Management Group of Aetna Life Insurance Company. From September 1977 to September 1993, Mr. Clarke held various leadership positions in the Private Bond Investment Group of Aetna Life Insurance Company.

      Mr. Dame has served as a director of Open Solutions since March 2000. Since January 1999, Mr. Dame has served as a partner of Key Principal Partners LLC, a venture capital fund. From January 1984 to

December 1998, Mr. Dame held various positions at IBM Corp., a multi-national technology company, most recently, Managing Director of Rapid Commercialization.

      Mr. McKay has served as a director of Open Solutions since December 1995. Since April 1994, Mr. McKay has served as Chief Executive Officer of Axiom Venture Advisors, Inc., a venture capital firm. Previously, Mr. McKay was general partner of Connecticut Seed Ventures, L.P., a venture capital firm that invests in start-up companies. Mr. McKay is also a director of Anika Therapeutics, Inc., a medical devices company.

      Mr. Naudon has served as a director of Open Solutions since September 1994, as Managing Director and Acting Chief Executive Officer from March 1995 to October 1995, as Chairman of the Board from October 1995 to December 1997 and as Vice Chairman of the Board from December 1997 to 1998. Since January 1984, Mr. Naudon has served as President of Banking Spectrum, Inc., a banking consulting company. In addition, since April 1984, Mr. Naudon has been a partner at the law firm of Allister & Naudon.

      Mr. Neville has served as a director of Open Solutions since June 1998. Since October 1999, Mr. Neville has served as Group President, Information Services of The BISYS Group, Inc., a provider of processing platforms for the financial services industry. From June 1997 to October 1999, Mr. Neville served as President of the BISYS Information Solutions Business of The BISYS Group, Inc. From June 1995 to June 1997, Mr. Neville served as Senior Vice President and Eastern Regional General Manager of The BISYS Group, Inc. From June 1992 to June 1995, Mr. Neville served as The BISYS Group, Inc.’s Vice President and General Manager of the New England region.

      Mr. Thompson has served as a director of Open Solutions since April 2003. Since October 2000, Mr. Thompson has served as Vice President of Corporate Development of Fair Isaac Corporation, a provider of business analytics and decision technology solutions. From February 2000 to September 2000, Mr. Thompson served as Director of Alliances of Siebel Systems, Inc., a provider of business applications software. From February 1996 to February 2000, Mr. Thompson served as Director at KPMG LLP, a financial services firm.

      Mr. Yanak has served as a director of Open Solutions since May 1996. Since October 1996, Mr. Yanak has served as a consultant to NYCE Corporation, an electronic banking services company. From December 1987 to October 1996, Mr. Yanak served as President and Chief Executive Officer of NYCE Corporation.

Board of Directors

      Our board of directors is currently fixed at ten members. Following this offering, the board of directors will consist of seven directors, which will be divided into three classes, each of whose members will serve for a staggered three-year term. The board of directors will consist of two class I directors, Messrs. Naudon and Yanak, two class II directors, Messrs. Anderson and McKay and three class III directors, Messrs. Carlisle, Dame and Hernandez. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The terms of the class I directors, class II directors and class III directors expire upon the election and qualification of successor directors at the annual meeting of stockholders held during the calendar years 2004, 2005 and 2006, respectively.

      In addition, our amended and restated by-laws will provide that the authorized number of directors may be changed only by resolution of the board of directors or by our stockholders. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes, so that, as nearly as possible, each class will consist of one-third of the total number of directors. This classification of the board of directors may have the effect of delaying or preventing changes in control or management of our company.

      Each executive officer is elected or appointed by, and serves at the discretion of, the board of directors. Each of our executive officers and directors, other than non-employee directors, devotes his full time to our affairs. There are no family relationships among any of our directors or executive officers.

      Pursuant to an Amended and Restated Investors’ Rights Agreement dated as of March 17, 2000 between us and certain of our stockholders, those stockholders were granted the right (which terminates upon the closing of this offering) to designate representatives on our board of directors. Under this agreement, Messrs. Carlisle, McKay, Clarke, Neville, Thompson and Dame were elected the representatives of Menlo Ventures VI, L.P., Axiom Venture Partners, L.P., Aetna Life Insurance Company, The BISYS Group, Inc., Fair Isaac Corporation (as successor-in-interest to HNC Software Inc.) and the group consisting of Key Principal Partners, Crystal Internet Venture Fund II (BVI) Crystal Vision L.P. and Crystal Internet Venture Fund II (BVI), L.P., respectively.

      In addition, pursuant to a Software License and Marketing and Distribution Agreement dated as of August 20, 1997 between us and BISYS, as amended, BISYS was granted the right to nominate a candidate to our board of directors. On September 30, 2003, we and BISYS amended and restated this agreement to provide that, among other things, this right terminates upon the closing of an initial public offering.

Board Committees

      Our board of directors has designated an audit committee, a compensation committee and a nominations committee. The members of each committee are appointed by our board of directors and serve one-year terms.

      Audit Committee. We established an audit committee in March 2000. The audit committee reviews with our independent auditors the scope and timing of the auditors’ services, the auditors’ report on our financial statements following completion of the auditors’ audit, and our internal accounting and financial control policies and procedures. In addition, the audit committee will make annual recommendations to our board of directors for the appointment of independent auditors for the ensuing year. The audit committee will report to the board of directors with respect to the selection of our independent auditors, the scope of our annual audits, fees to be paid to the auditors, the performance of our independent auditors, compliance with our accounting and financial policies, and management’s procedures and policies relating to the adequacy of our internal accounting controls. The members of our audit committee are Messrs. Carlisle, Dame and McKay. Effective as of the closing of this offering, Mr. Carlisle will resign from his position as a member of our audit committee, and Mr. Anderson will become the third member of our audit committee.

      Compensation Committee. We also established a compensation committee in March 2000. Our compensation committee is responsible for all policies, procedures and other matters relating to our equity incentive plans, our employee benefit and compensation plans, management development and compensation of our officers. The members of our compensation committee are Messrs. Carlisle, McKay and Thompson.

      Nominations Committee. We established a nominations committee in August 2003. The nominations committee identifies, evaluates and recommends potential board and committee members. The members of our nominations committee are Messrs. Carlisle, Dame and Yanak.

Corporate Governance

      We believe that good corporate governance is important to ensure that, as a public company, Open Solutions is managed for the long-term benefit of its stockholders. In preparation for our initial public offering, we have been reviewing the corporate governance policies and practices of other public companies, as well as those suggested by various authorities in corporate governance. We have also considered the provisions of the Sarbanes-Oxley Act of 2002, the new and proposed rules of the Securities and Exchange Commission and the new listing standards of the Nasdaq National Market.

      Based on our review, we have taken steps to implement many of the new and proposed rules and new listing standards. In particular, we have adopted new charters for our Audit Committee, Compensation Committee and Nominations Committee and adopted a code of business conduct and ethics applicable to all of our directors, officers and employees.

Compensation of Directors

      All directors are reimbursed for reasonable travel and other expenses incurred in attending board meetings. Our directors do not currently receive any other compensation for their services on our board. We have directors’ and officers’ liability insurance and our restated certificate of incorporation provides for mandatory indemnification of directors and officers to the fullest extent permitted by Delaware law. In addition, our restated certificate of incorporation limits the liability of our directors or our stockholders for breaches of the directors’ fiduciary duties to the fullest extent permitted by Delaware law.

      We plan to grant to each of our directors who is not also an employee of Open Solutions non-qualified stock options to purchase shares of our common stock. The exercise price of these options will equal the fair market value per share of our common stock on the option grant date. Each of these options will have a maximum term of ten years, subject to earlier termination following a director’s cessation of service. These options will vest over a period of three years.

Compensation Committee Interlocks and Insider Participation

      All decisions regarding the compensation of our executive officers for the fiscal year ended December 31, 2002 were made by our compensation committee, consisting of Messrs. Carlisle, McKay and Thompson. None of the current members of our compensation committee has been employed by us. None of our executive officers participated in deliberations of our board of directors or compensation committee concerning executive officer compensation for the fiscal year ended December 31, 2002. No executive officer of Open Solutions has served as a director or member of the compensation committee, or other committee serving an equivalent function, of any other entity.

Executive Compensation

      The following table sets forth the total compensation paid or accrued for the year ended December 31, 2002 for our current chief executive officer and our four other most highly compensated executive officers who earned at least $100,000.

SUMMARY COMPENSATION TABLE

				Long-Term Compensation
	Annual Compensation
					Securities
			Other Annual	Restricted	Underlying	All Other
Name and Principal Position	Salary	Bonus	Compensation	Stock Awards	Options	Compensation

Louis Hernandez, Jr.	$311,467	$140,000	—	—	120,689	$5,707	(1)
Chairman of the Board and Chief Executive Officer
Andrew S. Bennett	$190,000	$54,492	—	—	6,896	$2,000	(2)
Senior Vice President, Operations
Carl D. Blandino	$173,585	$62,200	$33,231 (3)	—	110,344	$1,736	(2)
Vice President and Chief Financial Officer
Gary E. Daniel	$187,500	$100,000	—	—	6,896	$2,000	(2)
Senior Vice President and General Manager, Credit Union Group
Michael D. Nicastro	$171,016	$36,369	—	—	6,896	$1,860	(2)
Senior Vice President and General Manager, Delivery Systems Group

(1)	Consists of $1,557 we contributed to Mr. Hernandez’s 401(k) plan and $4,150 we paid for the premiums on a $5,000,000 term life insurance policy of which Mr. Hernandez has selected the beneficiaries.

(2)	Reflects the amounts contributed by us to these executive officers’ 401(k) plans.

(3)	Amount consists of reimbursement made to Mr. Blandino for moving expenses.

      On May 7, 2003, we issued an aggregate of 680,530 shares of common stock to nineteen of our employees under our 2000 Stock Incentive Plan. Of these shares, 341,022 were issued to Mr. Hernandez, 46,582 were issued to Mr. Bennett, 67,755 were issued to Mr. Blandino, 55,051 were issued to Mr. Daniel and 34,758 were issued to Mr. Nicastro. The shares of common stock issued to each of these individuals are subject to stock restriction agreements under which the shares of common stock will be forfeited to us if, before May 7, 2010, the individual is no longer an employee of ours. The shares of common stock will no longer be subject to these restrictions upon the closing of this offering.

Stock Options

Option Grants in Last Fiscal Year

      The following table sets forth information regarding stock options that we granted under our stock incentive plans in the year ended December 31, 2002 to each of our named executive officers. The exercise price of each option was equal to or greater than the fair market value of our common stock on the date of grant as determined by our board of directors. The potential realizable value is calculated assuming the fair market value of our common stock appreciates at the indicated rate for the entire term of the option and that the option is exercised and sold on the last day of its term at the appreciated price. These gains are based on assumed rates of appreciation compounded annually from the dates the respective options were granted to their expiration date based on an assumed initial public offering price of $15.00, the mid-point of the range set forth on the cover of this prospectus, minus the applicable per share exercise price. Annual rates of stock price appreciation of 5% and 10% from the initial public offering price is assumed pursuant to the rules of the Securities and Exchange Commission. The actual stock price will appreciate over the term of the options at the assumed 5% and 10% levels or any other defined level. Actual gains, if any, on exercised stock options will depend on the future performance of our common stock. There can be no assurance that the rates of appreciation assumed in this table can be achieved or that the amounts reflected will be received by the individuals.

OPTION GRANTS IN LAST FISCAL YEAR

	Individual Grants
					Potential Realizable Value
	Number of	Percent of			at Assumed Annual Rates
	Securities	Total Options			of Stock Price Appreciation
	Underlying	Granted to	Exercise		for Option Term
	Options	Employees in	Price	Expiration
Name	Granted(1)	Fiscal Year(2)	(per share)	Date	5%	10%

Louis Hernandez, Jr.	17,241	3.51%	$7.25	1/16/2012	$296,259	$545,783
	103,448	21.04%	$7.25	4/29/2012	$1,777,590	$3,274,764
Andrew S. Bennett	6,896	1.40%	$7.25	1/16/2012	$118,497	$218,301
Carl D. Blandino	110,344	22.44%	$7.25	1/14/2012	$1,896,097	$3,493,065
Gary E. Daniel	6,896	1.40%	$7.25	1/16/2012	$118,497	$218,301
Michael D. Nicastro	6,896	1.40%	$7.25	1/14/2012	$118,497	$218,301

(1)	Stock options were granted to Mr. Hernandez on January 16, 2002 and April 29, 2002. Stock options were granted to Mr. Blandino and Mr. Nicastro on January 14, 2002. Stock options were granted to Mr. Bennett and Mr. Daniel on January 16, 2002. One-fourth of the shares of common stock underlying each of these stock options are exercisable one year after the date of grant, and the stock options vest monthly thereafter over a three-year period.

(2)	During the fiscal year ended December 31, 2002, we granted stock options to purchase an aggregate of 491,704 shares of our common stock to our employees, including our executive officers.

Aggregated Option Exercises and Fiscal Year-End Option Values

      The following table contains information concerning stock options to purchase common stock held as of December 31, 2002 by each of our named executive officers. These options were granted under our stock incentive plans. There was no public trading market for our common stock as of December 31, 2002. Accordingly, the values set forth below have been calculated based on an assumed initial public offering price of $15.00, the mid-point of the range set forth on the cover of this prospectus, less the per share exercise price, multiplied by the number of shares underlying the options.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND

FISCAL YEAR-END OPTION VALUES

			Number of Securities		Value of Unexercised
			Underlying Unexercised		In-The-Money Options
	Shares		Options at Fiscal Year-End		at Fiscal Year-End
	Acquired on	Value
Name	Exercise(#)	Realized($)	Exercisable	Unexercisable	Exercisable	Unexercisable

Louis Hernandez, Jr.	—	—	364,332	306,808	$3,208,989	$2,492,345
Andrew S. Bennett	—	—	25,862	49,999	200,431	387,492
Carl D. Blandino	—	—	—	110,344	—	855,166
Gary E. Daniel	—	—	36,207	53,447	280,604	414,214
Michael D. Nicastro	—	—	57,355	32,106	655,483	249,322

Employment Agreements

      We are party to an employment agreement, dated May 6, 2002, with Louis Hernandez, Jr., our Chairman and Chief Executive Officer. Under this agreement, which has a three-year term, we agreed to pay Mr. Hernandez an annual base salary of $321,200 subject to increase at the discretion of our board of directors, and an annual cash bonus of up to 50% of his base salary, based on the achievement of certain performance targets. Our compensation committee determines Mr. Hernandez’ annual cash bonus. The compensation committee bases this determination on a number of factors, including the commercial introduction of new products and services, Mr. Hernandez’ efforts in identifying appropriate product and business acquisition candidates, and our performance compared to our corporate objectives for a given year, specifically with respect to revenues and earnings. In addition, Mr. Hernandez was granted an incentive stock option to purchase 103,448 shares of common stock at an exercise price of $7.25 per share. The agreement also included a covenant by Mr. Hernandez not to compete with our business or to solicit any of our employees or clients during the 12-month period following his employment termination. The agreement provides for severance pay if employment terminates without cause or good reason, or following a change of control (as defined in the employment agreement), equal to Mr. Hernandez’s base salary and the full amount of his target bonus. If Mr. Hernandez’s employment terminates following a change of control, in addition to receiving the severance pay described above, any outstanding stock options held by him will become fully vested.

Stock Plans

1994 Stock Option Plan

      Our 1994 Stock Option Plan was adopted by our board of directors and approved by our stockholders in March 1994, and amended by our board of directors in March 2000 and August 2003. A maximum of 2,068,965 shares of common stock were issuable. As of September 30, 2003, options to purchase an aggregate of 1,316,380 shares of common stock at a weighted average exercise price of $4.35 per share were outstanding under the plan. Upon the closing of this offering, no further option grants will be made under the 1994 Stock Option Plan.

2000 Stock Incentive Plan

      Our 2000 Stock Incentive Plan was adopted by our board of directors and approved by our stockholders in December 2000, and an amendment was adopted by our board of directors in August 2003 and approved by our stockholders in October 2003. A maximum of 3,790,220 shares of common stock are issuable under the plan. This maximum number of 3,790,220 shares increases each January 1 during the term of the plan by an additional number of shares of common stock equal to 5% of the total number of shares of common stock issued and outstanding as of the close of business on the preceding December 31, but in no case may the maximum number of shares issuable under the plan exceed 10,344,827. No participant in this plan may in any year be granted stock options or awards with respect to more than 344,827 shares of common stock. As of September 30, 2003, options to purchase an aggregate of 1,519,966 shares of common stock at a weighted average exercise price of $5.71 per share were outstanding under the plan. We have also issued 680,530 shares of restricted stock under this plan.

      The 2000 Stock Incentive Plan is administered by the compensation committee of our board of directors, which has the authority to determine which individuals are eligible to receive options or restricted stock awards, the terms of those options or awards, the status of such options as incentive or nonqualified stock options under the federal income tax laws, including the number of shares, exercise or purchase prices and times at which the options become and remain exercisable or restricted stock vests and the time, manner and form of payment upon exercise of an option. The exercise price of non-qualified stock options granted under this plan may not be less than 85% of the fair market value of a share of common stock on the date of grant, or 100%, in the case of incentive stock options. The options become exercisable at such time or times as are determined by the compensation committee and expire after a specified period that may not exceed ten years.

      Upon the acquisition of 50% or more of our outstanding common stock pursuant to a hostile tender offer, each option granted to an officer of Open Solutions, if it has been outstanding for at least six months, will automatically be canceled in exchange for a cash distribution to the officer based upon the difference between the tender offer price and the exercise price of the option.

      In the event Open Solutions is acquired, vesting of options and restricted stock awards granted under the 2000 Stock Incentive Plan will accelerate to the extent that the options or our repurchase rights with respect to restricted stock awards are not assumed by or assigned to the acquiring entity. The compensation committee also has discretion to provide for accelerated vesting of options and restricted stock awards upon the occurrence of certain changes in control. Accelerated vesting may be conditioned upon subsequent termination of the affected optionee’s service.

      With the consent of an option holder, the compensation committee can cancel that holder’s options and replace them with new options for the same or a different number of shares having an exercise price based upon the fair market value of our common stock on the new grant date.

      Our board of directors may amend or modify the 2000 Stock Incentive Plan at any time subject to the rights of holders of outstanding options. This plan will terminate on December 20, 2010.

2003 Stock Incentive Plan

      Our 2003 Stock Incentive Plan was adopted by our board of directors in August 2003 and was approved by our stockholders in October 2003, to be effective upon the closing of this offering. This plan provides for the grant of incentive stock options, nonqualified stock options and restricted stock and other stock based awards to our employees, officers, directors, consultants and advisors. A maximum of 2,068,965 shares of common stock will be reserved for issuance under this plan. No participant in this plan may in any year be granted stock options or awards with respect to more than 344,827 shares of common stock.

      The 2003 Stock Incentive Plan will be administered by our board of directors, or one or more committees or subcommittees appointed by the board of directors, which have the authority to determine which individuals are eligible to receive options or restricted stock awards, the terms of those options or awards, the status of options as incentive or nonqualified stock options under the federal income tax laws, including the number of shares, exercise or purchase prices and times at which the options become and remain exercisable or restricted stock vests and the time, manner and form of payment upon exercise of an option.

      Upon the acquisition of 50% or more of our outstanding common stock pursuant to a hostile tender offer, each option granted to an officer of Open Solutions, if it has been outstanding for at least six months, will automatically be canceled in exchange for a cash distribution to the officer based upon the difference between the tender offer price and the exercise price of the option.

      In the event Open Solutions is acquired or our common stock is exchanged for other consideration, vesting of options granted under the 2003 Stock Incentive Plan will accelerate to the extent that the options are not assumed by or assigned to the acquiring entity, and, with respect to restricted stock awards, our repurchase and other rights will transfer to our successor and will apply to the cash, securities or other property which our common stock was converted into or exchanged for. The board of directors can additionally cause any options or restricted stock awards to become fully vested and exercisable at any other time. With the consent of an option holder, the board of directors can cancel that holder’s options and replace them with new options for the same or a different number of shares having an exercise price based upon the fair market value of our common stock on the new grant date.

      Our board of directors may amend or modify the 2003 Stock Incentive Plan at any time subject to the rights of holders of outstanding options. This plan will terminate in August 2013.

2003 Employee Stock Purchase Plan

      Our 2003 Employee Stock Purchase Plan was adopted by our board of directors in August 2003 and was approved by our stockholders in October 2003, to be effective upon the closing of this offering. The purchase plan authorizes the issuance of up to a total of 1,379,310 shares of our common stock to participating employees.

      All of our employees, including our directors who are employees, meeting the following criteria are eligible to participate in the purchase plan if:

•	he or she is employed for more than 20 hours per week and for more than five months in a calendar year, and

•	he or she is employed on the first day of the applicable offering period under the purchase plan.

      Employees who would immediately after the grant own 5% or more of the total combined voting power or value of our stock are not eligible to participate in the purchase plan.

      We will make one or more offerings to our employees to purchase stock under the purchase plan. Offerings will begin on dates established by our board of directors. Each offering commencement date will begin a six-month period during which payroll deductions will be made and held for the purchase of our common stock at the end of the purchase plan period.

      On the first day of a designated payroll deduction period, or offering period, we will grant to each eligible employee who has elected to participate in the purchase plan an option to purchase shares of our common stock. The employee may authorize up to a maximum of 10% of his or her compensation to be deducted by us during the offering period. On the last day of the offering period, the employee is deemed to have exercised the option, at the option exercise price, to the extent of accumulated payroll deductions. Under the terms of the purchase plan, the option exercise price is an amount equal to 85% of the closing price, as defined in the purchase plan, per share of our common stock on either the first day or the last day of the offering period, whichever is lower. In no event may an employee purchase in any one offering period a number of shares which exceeds the number of shares determined by dividing (a) the product of $2,083 and the number of full months in the offering period by (b) the closing price of a share of our common stock on the commencement date of the offering period. Our board of directors may, in its discretion, choose an offering period of 12 months or less for each offering and may choose a different offering period for each offering.

      An employee who is not a participant on the last day of the offering period, whether by voluntary withdrawal, termination of employment for any reason, or death, is not entitled to exercise any option, and the employee’s accumulated payroll deductions will be refunded.

      Because the participation in the purchase plan is voluntary, we cannot now determine the number of shares of our common stock that will be purchased by any particular current executive officer, by all current executive officers as a group or by non-executive employees as a group.

RELATED PARTY TRANSACTIONS

Series F Preferred Stock Financing

      On March 17, 2000, we issued 2,145,925 shares of Series F preferred stock at $9.32 per share for an aggregate purchase price of $20,000,021 to 27 independent investors and five existing stockholders. The following beneficial owners of 5% of our stock purchased Series F preferred stock:

•	Aetna Life Insurance Company purchased 214,592 shares for an aggregate purchase price of $1,999,997. Mr. Clarke, a director of Open Solutions, is an Investment Manager of Aetna Life Insurance Company.

•	Axiom Venture Partners, L.P. purchased 80,472 shares for an aggregate purchase price of $749,999. Mr. McKay, a director of Open Solutions, is a general partner of Axiom Venture Partners, L.P.

•	Connecticut Innovations, Incorporated purchased 214,592 shares for an aggregate purchase price of $1,999,997. Connecticut Innovations/ Webster LLC, an affiliate of Connecticut Innovations, Incorporated, purchased 214,592 shares for an aggregate purchase price of $1,999,997.

•	HNC Software Inc. purchased 160,944 shares for an aggregate purchase price of $1,499,998. Mr. Thompson, a director of Open Solutions, is the Vice President of Corporate Development of Fair Isaac Corporation, the successor-in-interest to HNC Software Inc.

•	Key Principal Partners LLC purchased 321,888 shares for an aggregate purchase price of $2,999,996. Mr. Dame, a director of Open Solutions, is a partner of Key Principal Partners LLC.

•	Menlo Ventures VI, L.P. purchased 52,855 shares for an aggregate purchase price of $492,609. Menlo Entrepreneurs Fund VI, L.P., an affiliate of Menlo Ventures VI, L.P., purchased 793 shares for an aggregate purchase price of $7,391. Mr. Carlisle, a director of Open Solutions, is a general partner of MV Management VI, L.P., a general partner of Menlo Ventures VI, L.P. and Menlo Entrepreneurs Fund VI, L.P.

      In connection with this sale of the Series F preferred stock, we entered into an amended and restated investors’ rights agreement. All rights under this agreement will terminate upon the closing of this offering, except for the registration rights described in “Description of Capital Stock — Registration Rights.”

      On April 16, 2001, we issued an additional 1,190,986 shares of Series F preferred stock at $9.32 per share for an aggregate purchase price of $11,099,990 to two independent investors and nine existing stockholders. Aetna Life Insurance Company purchased 107,296 shares for an aggregate purchase price of $999,999. Axiom Venture Partners III Limited Partnership, an affiliate of Axiom Venture Partners, L.P., and whose general partner is Mr. McKay, purchased 214,592 shares for an aggregate purchase price of $1,999,997. Connecticut Innovations, Incorporated purchased 64,378 shares for an aggregate purchase price of $600,003. Connecticut Innovations/ Webster LLC purchased 53,648 shares for an aggregate purchase price of $499,999. Key Principal Partners LLC purchased 268,240 shares for an aggregate purchase price of $2,499,997. Menlo Ventures VI, L.P. purchased 52,855 shares for an aggregate purchase price of $492,609. Menlo Entrepreneurs Fund VI, L.P. purchased 793 shares for an aggregate purchase price of $7,391.

BISYS Agreement

      On August 20, 1997, we entered into a Software License and Marketing and Distribution Agreement with BISYS, Inc., a wholly-owned subsidiary of The BISYS Group, Inc. Under the terms of that agreement, BISYS had the right to resell our The Complete Banking Solution software to banks and thrifts.

      Pursuant to the 1997 agreement, BISYS was obligated to pay us a license fee equal to 30% of the then-current license fee payable by a client who licensed software directly from us. With respect to agreements between BISYS and its clients executed prior to August 20, 2000, this fee was due in equal monthly installments over a period of no more than three years. With respect to agreements between BISYS and its clients executed after August 20, 2000 and prior to January 1, 2002, this fee was due in equal monthly installments over a period of no more than five years. As of January 1, 2002, BISYS was obligated to pay us 50% of this fee upon execution of an agreement with its client and the remaining 50% upon conversion of that client to our software. In addition, BISYS was obligated to pay us an annual maintenance fee for each client using our software, ranging from 5% to 10% of the then-current license fee payable by our clients who licensed software directly from us. We also agreed to recommend BISYS to our clients as a provider of ATM, debit card and imaging services. BISYS was also entitled to nominate a member of our board of directors and had the right to match a bona-fide third-party offer to acquire all the outstanding shares of our capital stock or substantially all of our assets. Although the 1997 agreement originally provided that BISYS would be the exclusive national reseller of our The Complete Banking System software if BISYS met certain minimum sales requirements, BISYS did not meet those requirements and lost these exclusivity rights as of September 2000.

      On September 30, 2003, we amended and restated this agreement. Effective September 1, 2003, BISYS became our non-exclusive reseller to provide data processing services to banks and thrifts in the United States using our The Complete Banking Solution software through BISYS’ outsourcing centers. Under both the 1997 and the 2003 agreements, BISYS offers our The Complete Banking Solution software under its TotalCS label. In addition, BISYS is obligated to offer our complementary products and services (other than check imaging and check and item processing), which will be BISYS’ exclusive offering for such products and services, to those banks and thrifts purchasing TotalCS. The agreement has a term of five years, with an option to renew for another five years by mutual consent or at BISYS’ option. We have also agreed not to enter into a similar reseller agreement with any one of six identified BISYS competitors before March 1, 2005.

      As described above, under the terms of the amended and restated agreement, BISYS now has the additional right to resell our complementary products to banks and thrifts. Pursuant to the amended and restated agreement, BISYS is obligated to pay us a license fee currently equal to 75% of the license fee payable by our clients who license software directly from us, for any resale of our software, including sales that have occurred since January 1, 2003. In addition, BISYS is obligated to pay us an annual maintenance fee for each client using our software currently equal to 12% of the license fee payable by our clients who license software directly from us. Under the amended and restated agreement, BISYS’ rights to nominate a member of our board of directors and to match a bona-fide third-party offer to acquire all the outstanding shares of our capital stock or substantially all of our assets will terminate upon the closing of our initial public offering.

      Under the terms of the amended and restated agreement, BISYS has agreed to pay us non-refundable minimum license fees and achieve certain minimum sales requirements relating to both unit sales and license fees payable to us, which are described in greater detail below.

      The aggregate minimum license fees which BISYS has agreed to pay us under the amended and restated agreement are approximately $6.0 million in the first year of the agreement (October 1, 2003 to September 30, 2004), approximately $10.9 million in the second year of the agreement (October 1, 2004 to September 30, 2005) and approximately $13.7 million in each year thereafter. These aggregate amounts include minimum annual license fees for sales of our complementary products to new clients of BISYS, which are approximately $200,000 in the aggregate for the first two years of the agreement, increase to approximately $2.6 million in the third year, and remain constant thereafter. BISYS is obligated to pay us these license fees, which increase annually, in quarterly installments. The aggregate minimum sales requirements which BISYS has agreed to achieve are 28 new outsourcing agreements in the first two years of the agreement and 30 in each year thereafter. We believe that the minimum sales requirements and minimum license fees under the amended and restated agreement are comparable to those under the 1997 agreement, with an increase appropriate to the growth of our business since the minimum sales requirements under the 1997 agreement lapsed in September 2000.

      The minimum sales requirements are set on a regional basis with respect to three geographic regions. If, as of September 30, 2005, BISYS has failed to achieve the aggregate minimum sales requirements in any of these regions, we may terminate, for that region only, our limited non-compete and favorable price and pricing term obligations. However, if we terminate such obligations, we will no longer be entitled to receive minimum license fee payments from BISYS for that region. BISYS also has the right to terminate the minimum payment requirements for a region if, as of September 30, 2005, it has failed to achieve the aggregate minimum sales requirements in that region. However, BISYS will have an obligation to pay us an additional nine months of non-refundable minimum license fees if it exercises this termination right. As of September 30 of each successive year, the same termination rights will apply if BISYS has failed to achieve the minimum sales requirements in a region for the preceding year. However, if BISYS exercises its right to terminate for failure to meet the minimum sales requirements for such year, it will have an obligation to pay us only six months of additional non-refundable minimum license fees. We are currently unable to predict the likelihood of BISYS being able to achieve these minimum sales requirements, due to the fact that the terms of the amended and restated agreement have only been effective since September 1, 2003. However, pursuant to the agreement, BISYS is obligated to use commercially reasonable efforts to convert its clients using its TotalPlus system to our software upon renewal of its agreements with those clients. For this reason, as well as due to the passage of time and improved market conditions, we believe that BISYS is more likely to achieve these minimum sales requirements than under the 1997 agreement.

      Under the amended and restated agreement, we have agreed not to compete with BISYS for the sale of data processing services using our The Complete Banking Solution software on an outsourced basis to banks and thrifts in the United States except to prospective clients that refuse to contract with BISYS or with which BISYS refuses to contract, to BISYS clients that cease working with BISYS, to any of our clients who wish to use our software on an outsourced basis through our outsourcing centers, or to any client using our software on either an in-house or an outsourced basis as of September 1, 2003. We will also not provide any similarly-situated third-party reseller of our The Complete Banking Solution software in the United States with more favorable prices and pricing terms, in the aggregate, than are provided to BISYS under the agreement, and if we do so, we have agreed to provide BISYS with the same pricing terms.

      The only other reseller of our core software is Connecticut On-Line Computer Center, Inc., or COCC. On December 9, 1997 we entered into a License and Marketing Agreement with COCC. Pursuant to this agreement, COCC became our non-exclusive reseller to provide data processing services to banks, thrifts and credit unions in seven states in the northeastern United States using our The Complete Banking Solution software at COCC’s outsourcing center. COCC is obligated to pay us a license fee and an annual maintenance fee for each client to which COCC provides data processing services using our software. On May 15, 2003, we amended our agreement with COCC to expand COCC’s territory to ten states in which it could resell our software. In addition, for all sales by COCC after December 9, 2002, COCC is obligated to pay us a license fee equal to 37.5% of the license fee schedule contained in the agreement (as opposed to 75% of the license fee schedule that BISYS is obligated to pay us under the 2003 BISYS agreement). The agreement provides that COCC will pay us this fee in two payments. In contrast to BISYS, which is obligated to pay us minimum license fees on a quarterly basis and any additional fees due at the end of each quarter, COCC is obligated to pay us twenty-five percent of this fee upon execution of its agreement with a client and the remaining 75% upon the earlier of conversion of the client to our software and 120 calendar days. In addition, COCC is obligated to pay us an annual maintenance fee equal to 16% of the license fee schedule contained in the agreement (as opposed to 12% of the license fee schedule that BISYS is obligated to pay us under the 2003 BISYS agreement).

      Mr. Neville, a member of our board of directors, is Group President, Information Services of The BISYS Group, Inc. As of September 30, 2003, our revenues for fiscal 2003 from our relationship with BISYS, Inc. were $3,339,148. For the years ended December 31, 2000, December 31, 2001 and December 31, 2002, our revenues from our relationship with BISYS, Inc. were $1,136,616, $1,335,963 and $2,918,801, respectively. We believe that the amended and restated BISYS agreement is on terms no less favorable than could be obtained from an unaffiliated third party.

HNC Acquisition

      On March 29, 2002, we acquired certain assets and intellectual property rights of HNC Financial Solutions, Inc., a division of HNC Software Inc. (now known as Fair Isaac Corporation), which is an investor in Open Solutions, and assumed certain future software maintenance and support obligations in exchange for a $500,000 promissory note. The promissory note accrues interest at 6%, and the principal balance is due in full on March 29, 2004. Concurrent with the acquisition, we entered into a license and service agreement under which HNC Financial Solutions, Inc. licensed to us additional software in exchange for $564,000 in cash.

      On October 31, 2002, we purchased from HNC Software Inc. the underlying intellectual property rights to the additional software that had been licensed in the March 2002 transaction, accounts receivable and related future software maintenance and support obligations in exchange for a $950,000 promissory note. The promissory note accrues interest at 4.5%, and the principal balance is due in full on October 31, 2005. A portion of the promissory note was subject to acceleration in the event that a specific former customer of HNC Software Inc. paid us $750,000 or any portion thereof on or before April 30, 2003, in which case, the original principal amount of the promissory note was to be reduced on a dollar-for-dollar basis and any remaining receivable would be assigned back to HNC Software Inc. We received the full $750,000 that was owed to us, and as a result, still owe the full amount of the $950,000 promissory note to HNC Software Inc.

      Mr. Thompson, a director of Open Solutions, is the Vice President of Corporate Development of Fair Isaac Corporation, the successor-in-interest to HNC Software Inc.

General

      We believe that all of the transactions set forth above that were consummated with the parties that may be deemed to be affiliated with Open Solutions were made on terms no less favorable to us than could have been obtained from unaffiliated third parties.

      We have a policy that all material transactions between Open Solutions and our officers, directors and other affiliates must:

•	be approved by a majority of the members of our board of directors,

•	be approved by a majority of the disinterested members of our board of directors, and

•	be on terms no less favorable to Open Solutions than could be obtained from unaffiliated third parties.

PRINCIPAL AND SELLING STOCKHOLDERS

      The following table sets forth information regarding beneficial ownership of our common stock as of September 30, 2003, and as adjusted to reflect the sale of the shares of common stock in this offering, by:

•	each person known by us to beneficially own 5% or more of the outstanding shares of our common stock,

•	the chief executive officer and the other current executive officers listed in the Summary Compensation Table,

•	each of our directors,

•	all of our directors and executive officers as a group, and

•	each of the selling stockholders, which consist of the individuals shown as having shares being offered, each of whom is our employee.

      Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Unless otherwise indicated, the principal address of each officer, director and 5% stockholder listed below is c/o Open Solutions Inc., 300 Winding Brook Drive, Glastonbury, Connecticut 06033. We believe that all persons named in the table have sole voting and sole investment power with respect to all shares beneficially owned by them, unless otherwise indicated. All figures include shares of common stock issuable upon the exercise of options exercisable within 60 days of September 30, 2003 and, which are deemed to be outstanding and to be beneficially owned by the person holding those options for the purpose of computing the percentage ownership of that person, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

      All figures assume no exercise of the underwriters’ over-allotment option, conversion of all outstanding shares of our convertible preferred stock, assuming an initial public offering price of $15.00, the mid-point of the range set forth on the cover of this prospectus, and the purchase by us of 133,195 shares of our common stock, which we expect to repurchase from FS Acquisition, Inc., the successor-in-interest to Liberty Fitech Systems, Inc., on the date of the closing of this offering.

				Percentage of Shares
	Number of Shares		Number of Shares	Beneficially Owned
	Beneficially		Beneficially
	Owned Before	Number of Shares	Owned After	Before this	After this
Name and Address of Beneficial Owner	this Offering	Being Offered	this Offering	Offering	Offering

5% Stockholders
Menlo Ventures VI, L.P.(1)	1,834,714	0	1,834,714	15.50%	11.11%
300 Sand Hill Road Building 4, Suite 100 Menlo Park, CA 94025
Connecticut Innovations, Incorporated(2)	1,010,394	0	1,010,394	8.54%	6.12%
999 West Street Rocky Hill, CT 06067
Axiom Venture Partners, L.P.(3)	960,477	0	960,477	8.12%	5.81%
City Place II, 17th Floor Hartford, CT 01603
Aetna Life Insurance Company(4)	916,845	0	916,845	7.75%	5.55%
151 Farmington Avenue Hartford, CT 06106
Key Principal Partners LLC(6)	733,332	0	733,332	6.20%	4.44%
800 Superior Avenue, 8th Floor
Cleveland, OH 44144
HNC Software Inc.(5)	714,591	0	714,591	6.04%	4.33%
5935 Cornerstone Court San Diego, CA 92121

				Percentage of Shares
	Number of Shares		Number of Shares	Beneficially Owned
	Beneficially		Beneficially
	Owned Before	Number of Shares	Owned After	Before this	After this
Name and Address of Beneficial Owner	this Offering	Being Offered	this Offering	Offering	Offering

The BISYS Group, Inc.(7)	574,712	0	574,712	4.86%	3.48%
11 Greenway Plaza Houston, TX 77046
Directors and Executive Officers
Louis Hernandez, Jr.(8)	887,016	71,615	815,401	7.17%	4.78%
Andrew S. Bennett(9)	91,408	0	91,408	*	*
Carl D. Blandino(10)	118,329	22,186	96,143	1.00%	*
Gary E. Daniel(11)	113,383	23,397	89,986	*	*
Michael D. Nicastro(12)	106,558	14,772	91,786	*	*
Douglas K. Anderson(13)	279,240	0	279,240	2.36%	1.69%
Douglas C. Carlisle(1)	1,834,714	0	1,834,714	15.50%	11.11%
David M. Clarke(14)	916,845	0	916,845	7.75%	5.55%
David Dame(15)	733,332	0	733,332	6.20%	4.44%
Samuel F. McKay(3)	960,477	0	960,477	8.12%	5.81%
Carlos P. Naudon(16)	392,670	0	392,670	3.32%	2.38%
William W. Neville(17)	574,712	0	574,712	4.86%	3.48%
Greg Thompson(18)	714,591	0	714,591	6.04%	4.33%
Richard P. Yanak(19)	13,793	0	13,793	*	*
All directors and executive officers as a group (14 persons)(20)	7,737,068	131,970	7,605,098	61.30%	43.94%
Other Selling Stockholders
Kevin Fahey(21)	85,292	14,416	70,876	*	*
John J. DeMita(22)	65,530	6,163	59,367	*	*
John Messier(23)	37,719	5,087	32,632	*	*
David L. Mitchell(24)	24,148	4,517	19,631	*	*
Thomas N. Tartaro(25)	13,770	2,880	10,890	*	*
Kimberly A. Finocchiaro(26)	13,770	2,880	10,890	*	*
Mark Harris(27)	13,734	2,700	11,034	*	*
Craig Carragan(28)	82,489	2,340	80,149	*	*
Eric K. Anderson(29)	23,126	2,314	20,812	*	*
Jan L. Frymyer(30)	15,310	2,005	13,305	*	*
Thomas J. Galvin(31)	5,283	959	4,324	*	*
Jay Singer(32)	3,481	900	2,581	*	*
Anne Miela(33)	6,528	869	5,659	*	*

*	indicates less than 1%

(1)	Consists of 1,807,542 shares held by Menlo Ventures VI, L.P. and 27,172 shares held by Menlo Entrepreneurs Fund VI, L.P. MV Management VI, L.P. is a general partner of Menlo Ventures VI, L.P. and Menlo Entrepreneurs Fund VI, L.P. Mr. Carlisle, a director of Open Solutions, H. DuBose Montgomery, John W. Jarve, Thomas H. Bredt, Sonja Hoel and Mark A. Siegel are general partners of MV Management VI, L.P. Messrs. Carlisle, Montgomery, Jarve, Bredt and Siegel and Ms. Hoel each disclaim beneficial ownership of the shares held by Menlo Ventures VI, L.P. and Menlo Entrepreneurs Fund VI, L.P., except to the extent of his or her pecuniary interest therein.

(2)	Consists of 677,061 shares held by Connecticut Innovations, Incorporated and 333,333 shares held by Connecticut Innovations/ Webster LLC.

(3)	Consists of 693,811 shares held by Axiom Venture Partners, L.P. and 266,666 shares held by Axiom Venture Partners III Limited Partnership. Mr. McKay, a director of Open Solutions, is a general partner of Axiom Venture Partners, L.P. and Axiom Venture Partners III Limited Partnership. Mr. McKay

disclaims beneficial ownership of the shares held by Axiom Venture Partners, L.P. and Axiom Venture Partners III Limited Partnership, except to the extent of his pecuniary interest therein.

(4)	Mr. Clarke, a director of Open Solutions, is an Investment Manager of Aetna Life Insurance Company.

(5)	Mr. Thompson, a director of Open Solutions, is Vice President of Corporate Development of Fair Isaac Corporation, the successor-in-interest to HNC Software Inc.

(6)	Mr. Dame, a director of Open Solutions, is a partner of Key Principal Partners LLC. Mr. Dame disclaims beneficial ownership of the shares held by Key Principal Partners LLC, except to the extent of his pecuniary interest therein.

(7)	Mr. Neville, a director of Open Solutions, is also Group President, Information Services of The BISYS Group, Inc. Mr. Neville disclaims beneficial ownership of the shares held by The BISYS Group, Inc., except to the extent of his pecuniary interest therein.

(8)	Includes 6,667 shares held by Wendy Hernandez, Mr. Hernandez’s spouse, and 539,327 shares which Mr. Hernandez has the right to acquire within 60 days after September 30, 2003 upon the exercise of stock options.

(9)	Includes 44,826 shares which Mr. Bennett has the right to acquire within 60 days after September 30, 2003 upon the exercise of stock options.

(10)	Includes 50,574 shares which Mr. Blandino has the right to acquire within 60 days after September 30, 2003 upon the exercise of stock options.

(11)	Includes 58,332 shares which Mr. Daniel has the right to acquire within 60 days after September 30, 2003 upon the exercise of stock options.

(12)	Includes 71,800 shares which Mr. Nicastro has the right to acquire within 60 days after September 30, 2003 upon the exercise of stock options.

(13)	Includes 9,126 shares which Mr. Anderson has the right to acquire within 60 days after September 30, 2003 upon the exercise of stock options.

(14)	Consists solely of shares held by Aetna Life Insurance Company. (See Note 4 above.)

(15)	Consists solely of shares held by Key Principal Partners LLC. Mr. Dame disclaims beneficial ownership of the shares held by Key Principal Partners LLC, except to the extent of his pecuniary interest therein. (See Note 6 above.)

(16)	Includes 189,849 shares held by Banking Spectrum Services, Inc., 20,689 shares held by The Enrique S. Naudon Trust, 20,689 shares held by The Ignacio S. Naudon Trust, 13,793 shares held by The Huguette Rivet Trust, 6,251 shares held by The Eric P. Steingass Trust dtd 12/22/97, 10,776 shares held by Allister & Naudon P/S, Raymond James & Associates, Inc. CSDN FBO, Jeffrey W. Allister, 6,667 shares held by Raymond James & Assoc., Inc. Custodian FBO Jeffrey W. Allister PS and 6,667 shares held by Raymond James & Assoc., Inc. Custodian FBO Jeffrey W. Allister MP. Mr. Naudon, a director of Open Solutions, is chief executive officer, a director and the majority shareholder of Banking Spectrum Services, Inc., a trustee of Allister & Naudon P/S, Raymond James & Associates, Inc. CSDN FBO, Jeffrey W. Allister, Raymond James & Assoc., Inc. Custodian FBO Jeffrey W. Allister PS and Raymond James & Assoc., Inc. Custodian FBO Jeffrey W. Allister MP, and Susan Steingass, his spouse, is a trustee of The Enrique S. Naudon Trust, The Ignacio S. Naudon Trust, The Huguette Rivet Trust and The Eric P. Steingass Trust dtd 12/22/97. Mr. Naudon disclaims beneficial ownership of the shares held by The Enrique S. Naudon Trust, The Ignacio S. Naudon Trust, The Huguette Rivet Trust, The Eric P. Steingass Trust dtd 12/22/97, Allister & Naudon P/S, Raymond James & Associates, Inc. CSDN FBO, Jeffrey W. Allister, Raymond James & Assoc., Inc. Custodian FBO Jeffrey W. Allister PS and Raymond James & Assoc., Inc. Custodian FBO Jeffrey W. Allister MP, except to the extent of his pecuniary interest therein.

(17)	Consists solely of shares held by The BISYS Group, Inc. Mr. Neville disclaims beneficial ownership of the shares held by The BISYS Group, Inc., except to the extent of his pecuniary interest therein. (See Note 7 above.)

(18)	Consists solely of shares held by HNC Software Inc. (See Note 5 above.)

(19)	Consists solely of 13,793 shares which Mr. Yanak has the right to acquire within 60 days after September 30, 2003 upon the exercise of stock options.

(20)	Includes an aggregate of 787,778 shares of common stock which our directors and executive officers have the right to acquire within 60 days after September 30, 2003 upon the exercise of stock options.

(21)	Includes 51,372 shares which Mr. Fahey has the right to acquire within 60 days after September 30, 2003 upon the exercise of stock options.

(22)	Includes 51,029 shares which Mr. DeMita has the right to acquire within 60 days after September 30, 2003 upon the exercise of stock options.

(23)	Includes 25,750 shares which Mr. Messier has the right to acquire within 60 days after September 30, 2003 upon the exercise of stock options.

(24)	Includes 13,520 shares which Mr. Mitchell has the right to acquire within 60 days after September 30, 2003 upon the exercise of stock options.

(25)	Includes 6,995 shares which Mr. Tartaro has the right to acquire within 60 days after September 30, 2003 upon the exercise of stock options.

(26)	Includes 6,995 shares which Ms. Finocchiaro has the right to acquire within 60 days after September 30, 2003 upon the exercise of stock options.

(27)	Includes 7,382 shares which Mr. Harris has the right to acquire within 60 days after September 30, 2003 upon the exercise of stock options.

(28)	Includes 4,827 shares which Mr. Carragan has the right to acquire within 60 days after September 30, 2003 upon the exercise of stock options.

(29)	Includes 17,682 shares which Mr. Anderson has the right to acquire within 60 days after September 30, 2003 upon the exercise of stock options.

(30)	Includes 10,592 shares which Mr. Frymyer has the right to acquire within 60 days after September 30, 2003 upon the exercise of stock options.

(31)	Includes 3,027 shares which Mr. Galvin has the right to acquire within 60 days after September 30, 2003 upon the exercise of stock options.

(32)	Includes 1,364 shares which Mr. Singer has the right to acquire within 60 days after September 30, 2003 upon the exercise of stock options.

(33)	Includes 4,484 shares which Ms. Miela has the right to acquire within 60 days after September 30, 2003 upon the exercise of stock options.

DESCRIPTION OF CAPITAL STOCK

General

      The following summary assumes the effectiveness of our restated certificate of incorporation and amended and restated by-laws, which are filed as exhibits to the registration statement of which this prospectus forms a part. It also reflects changes to our capital structure that will become effective immediately prior to or upon the closing of this offering.

      The following description of our capital stock does not purport to be complete and is subject to, and qualified in its entirety by, our restated certificate of incorporation and amended and restated by-laws, which we have included as exhibits to the registration statement of which this prospectus forms a part.

      Upon the closing of this offering, our authorized capital stock will consist of 95,000,000 shares of common stock, $0.01 par value per share, and 5,000,000 shares of preferred stock, $0.01 par value per share. Immediately following the completion of this offering, an aggregate of 16,526,307 shares of common stock will be issued and outstanding and no shares of preferred stock will be issued and outstanding, assuming an initial public offering price of $15.00 per share, the mid-point of the range set forth on the cover of this prospectus and the repurchase and retirement by us of 133,195 shares of our common stock, which we expect to repurchase from FS Acquisition, Inc., the successor-in-interest to Liberty FiTech Systems, Inc., on the date of the closing of this offering and retire immediately thereafter. As of September 30, 2003, there were 98 record holders of our common stock and 49 record holders of our preferred stock.

Common Stock

      Voting Rights. The holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of the stockholders, and are not able to multiply the number of shares they own by the number of directors up for election for purposes of electing directors. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election.

      Dividends. The holders of our common stock are entitled to receive dividends in proportion to the number of shares they hold if dividends are declared by our board of directors out of funds that are legally available for that purpose, provided that dividends declared on outstanding preferred stock shall have priority.

      Other Rights. Upon the liquidation, dissolution or winding up of Open Solutions, the holders of our common stock are entitled to receive the net assets of our available cash after the payment of all debts and other liabilities, provided that holders of the outstanding preferred stock shall have priority. The holders of our common stock have no preferential right to participate in any future debt or equity offerings, to have their shares redeemed or to convert their shares into any other type of security. The outstanding shares of common stock are, and the shares offered by us in this offering will be, when issued and paid for, fully paid and non-assessable. In the event Open Solutions issues shares of preferred stock in the future, the rights of the holders of our common stock may be adversely affected by that issuance because it is probable that any preferred stock issued will have certain rights and preferences that entitle the holders of such shares to have priority over the holders of the common stock with respect to certain matters. These matters include the right to receive dividends and the right to receive our assets in the event of a bankruptcy or other similar event. There will be no shares of preferred stock outstanding immediately after the closing of this offering.

Preferred Stock

      Under our restated certificate of incorporation, our board of directors is authorized, subject to certain limitations prescribed by law, without further stockholder approval from time to time to issue up to an aggregate of 5,000,000 shares of preferred stock. The preferred stock may be issued in one or more series. Each series may have different rights, preferences and designations and qualifications and limitations and restrictions that may be established by our board of directors without approval from the shareholders. The rights, designations and preferences may include:

•	dividend rights,

•	dividend rates,

•	the right to convert the shares of preferred stock into common stock,

•	voting rights,

•	the right to set aside a certain amount of assets for payments relating to the preferred shares, and

•	prices to be paid upon redemption of the preferred shares or a bankruptcy or similar event.

      If our board of directors decides to issue any shares of preferred stock, it could have the effect of delaying or preventing another party from taking control of us. This is because the terms of the preferred stock would be designed to make it prohibitively expensive for any unwanted third party to make a bid for the shares of Open Solutions. We have no present plans to issue any shares of preferred stock.

Anti-Takeover Effects of Certain Provisions of Delaware Law and Our Charter and By-Laws

      Effect of Delaware Anti-Takeover Statute. We are subject to the provisions of Section 203 of the Delaware General Corporation Law. Section 203 prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns (or, in some cases, within three years prior, did own) 15% or more of the corporation’s voting stock, or is an affiliate of the corporation and owned 15% or more of the corporation’s voting stock at any time during the three years prior to the time that the determination of an interested stockholder is made. Under Section 203, a business combination between the corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•	before the stockholder became interested, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, or

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding, for purposes of determining the number of our shares outstanding, shares owned by (a) persons who are directors and also officers and (b) employee stock plans, in some instances), or

•	after the stockholder became interested, the business combination was approved by the board of directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

      Charter and By-Law Provisions. Our certificate of incorporation and by-laws include provisions that may have the effect of discouraging, delaying or preventing a change in control or an unsolicited acquisition proposal that a stockholder might consider favorable, including a proposal that might result in the payment of a premium over the market price for the shares held by stockholders. These provisions are summarized in the following paragraphs.

      Board of Directors. Our certificate of incorporation and by-laws provide for the division of the board of directors into three classes, as nearly equal in size as possible, with staggered three-year terms. Approximately one-third of our board will be elected each year. Any director may be removed only for cause by the vote of

75% of the shares that are permitted to vote for the election of directors. Under our by-laws, any vacancy on our board of directors, however occurring, may only be filled by vote of a majority of our directors then in office even if less than a quorum. The classification of our board of directors and the limitations on the removal of directors and filling of vacancies could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of us.

      Notice Procedures. Our by-laws provide that for nominations to our board of directors or for other business to be properly brought by a stockholder before an annual meeting of stockholders, the stockholder must first have given timely notice of the matter in writing to our Secretary. To be timely, a notice of nominations or other business to be brought before an annual meeting must be delivered (i) between 60 and 90 days before the date that is the one year anniversary of the date of the preceding year’s annual meeting; or (ii) if the date of the current year’s annual meeting is more than 20 days before or 60 days after the anniversary date described in (ii), then notice must be given no earlier than 90 days before the meeting and no later than 60 days prior to such meeting or 10 days following the day on which public announcement of such meeting is first made, whichever is later. The notice must contain, among other things, information about the stockholder delivering the notice and, as applicable, background information about each nominee or a description of the proposed business to be brought before the meeting. Our by-laws may have the effect of precluding the consideration of some business at a meeting if the proper procedures are not followed or may discourage or defer a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of us.

      No Stockholder Action by Written Consent; Special Meeting of Stockholders. Our certificate of incorporation provides that any action required or permitted to be taken by the stockholders of Open Solutions may be taken only at a duly called annual or special meeting of the stockholders. Special meetings may be called only by the board of directors, the Chairman of the board of directors or the President of Open Solutions. These provisions could have the effect of delaying until the next annual stockholders meeting stockholder actions that are favored by the holders of a majority of the outstanding voting securities of Open Solutions. These provisions may also discourage another person or entity from making an offer to our stockholders for the common stock, because even if the person or entity who makes the offer acquired a majority of our outstanding voting securities, that person or entity would be unable to call a special meeting of the stockholders and would further be unable to obtain unanimous written consent of the stockholders. As a result, any meeting as to matters they endorse, including the election of new directors or the approval of a merger, would have to wait for the next duly called stockholders meeting.

      Supermajority Voting. The Delaware General Corporation Law provides that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or by-laws, unless the corporation’s certificate of incorporation or by-laws, as the case may be, requires a greater percentage. Our certificate of incorporation requires the affirmative vote of the holders of at least 75% of the outstanding voting stock of Open Solutions to amend or repeal any of the provisions of our certificate of incorporation described above, and the affirmative vote of the holders of at least a majority of the outstanding voting stock to reduce the number of authorized shares of common stock and preferred stock. A 75% vote is also required to amend or repeal any of our by-law provisions described above. The 75% stockholder vote would be in addition to any separate class vote that might in the future be required pursuant to the terms of any series of preferred stock that might be outstanding at the time any of these amendments are submitted to stockholders. Our by-laws may also be amended or repealed by a majority vote of our board of directors.

      Authorized but Unissued or Undesignated Capital Stock. Subject to the limitations prescribed by law, our board of directors has the authority to issue up to 5,000,000 shares of preferred stock and determine the price rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. The issuance of preferred stock, while providing flexibility in connection with possible financings or acquisitions or other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock.

      Limitation of Director Liability. Our certificate of incorporation limits the liability of our directors (in their capacity as directors, but not in their capacity as officers) to us or our stockholders to the fullest extent permitted by Delaware law. Specifically, our directors will not be personally liable for monetary damages for breach of a director’s fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders,

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law,

•	under Section 174 of the Delaware General Corporation Law, which relates to unlawful payments of dividends or unlawful stock purchases or redemptions, or

•	for any transaction from which the director derived an improper personal benefit.

      Indemnification Arrangements. Our certificate of incorporation provides that our directors and officers shall be indemnified and provides for the advancement to them of expenses in connection with actual or threatened proceedings and claims arising out of their status as a director or officer.

Registration Rights

      Set forth below is a summary of the registration rights of holders of our common stock and preferred stock. All shares of preferred stock will convert into common stock upon the consummation of this offering.

      All holders of Series A-1 preferred stock, Series A-2 preferred stock, Series B preferred stock, Series C preferred stock, Series D preferred stock and Series E preferred stock, and the holders of 3,336,911 of the 3,358,371 outstanding shares of Series F preferred stock

      On March 17, 2000, we entered into an Amended and Restated Investors’ Rights Agreement with all of the holders of Series A-1 preferred stock, Series A-2 preferred stock, Series B preferred stock, Series C preferred stock, Series D preferred stock and Series E preferred stock, and the holders of 3,336,911 of the 3,358,371 outstanding shares of Series F preferred stock.

      Demand Registrations. At any time before the effective date of this offering, the holders of 50% or more of the shares held by parties to the investors’ rights agreement may request that we register at least 30% of their shares. In addition, after the effective date of this offering, the holders of shares of common stock with an anticipated gross offering price of at least $5.0 million may request registration of their shares of common stock. We are obligated to effect only two registrations pursuant to such a request by holders of registration rights. We are not obligated to effect a demand registration under the investors’ rights agreement during the period starting with the date 60 days prior to the filing of, and ending on a date 180 days following effectiveness of, a registration subject to the piggyback registration rights described below.

      Piggyback Registration Rights. The parties to the investors’ rights agreement have unlimited rights to request that their shares be included in any company-initiated registration of common stock other than registrations of employee benefit plans or convertible debt. In our initial registration, the underwriters may, for marketing reasons, exclude all or part of the shares requested to be registered on behalf of all stockholders having the right to request inclusion in such registration.

      Form S-3 Registrations. After we have qualified for registration on Form S-3, holders of one-third or more of the shares having registration rights under the investors’ rights agreement may request in writing that we effect a registration of their shares on Form S-3, provided that the gross offering price of the shares to be so registered in each such registration exceeds $2.0 million.

      Future Grants of Registration Rights. Without the consent of at least a majority of the then outstanding registrable securities held by parties to the investors’ rights agreement, we may not grant further registration rights which would be on equal or more favorable terms than the registration rights provided for in the investors’ rights agreement.

      Transferability. The registration rights granted under the investors’ rights agreement are transferable upon transfer of the underlying securities and notice by the holder to us of the transfer, provided that the transferee or assignee, after the transfer or assignment, holds at least 100,000 shares eligible for registration and assumes the rights and obligations of the transferor for such shares. The transferee or assignee must also agree in writing to be bound by the terms of the investors’ rights agreement.

      Termination. The registration rights granted under the investors’ rights agreement will terminate five years following the closing of this offering. In addition, the terms of the investors’ rights agreement may only be amended or waived with the written consent of Open Solutions and holders of a majority of the shares that are subject to the investors’ rights agreement.

Liberty FiTech Systems, Inc.

      On July 1, 2003, we acquired substantially all of the assets of Liberty FiTech Systems, Inc. and, as partial consideration for that acquisition, we issued Liberty FiTech Systems, Inc. 133,195 shares of our common stock. In connection with that transaction, we also entered into a registration rights agreement with Liberty FiTech Systems, Inc.

      Piggyback Registration Rights. Liberty FiTech Systems, Inc. has the unlimited right to request that its shares of common stock be included in any company-initiated registration of common stock other than registrations of employee benefit plans or convertible debt. In our initial registration, the underwriters may, for marketing reasons, exclude all or part of the shares requested to be registered on behalf of Liberty FiTech Systems, Inc. If the underwriters exclude shares, they will first exclude the shares that Liberty FiTech Systems, Inc. has requested be registered, and only after all such shares are excluded will the underwriters exclude the shares that the parties to the investors’ rights agreement have requested be registered.

      Transferability. The registration rights granted under the registration rights agreement are transferable upon transfer of the underlying shares of common stock and notice by Liberty FiTech Systems, Inc. to us of the transfer, provided that the transferee or assignee, after the transfer or assignment, holds at least 100,000 shares eligible for registration and assumes the rights and obligations of Liberty FiTech Systems, Inc. for such shares. The transferee or assignee must also agree in writing to be bound by the terms of the registration rights agreement.

      Termination. The registration rights granted under the registration rights agreement will terminate five years after the closing of this offering. In addition, the terms of the registration rights agreement may only be amended or waived with the written consent of Open Solutions and holders of a majority of the shares that are subject to the registration rights agreement.

      Notice of Put Exercise. On September 3, 2003, FS Acquisition, Inc., the successor-in-interest to Liberty FiTech Systems, Inc., exercised its put right with respect to these shares. Accordingly, on the date of the closing of this offering, we expect to purchase these 133,195 shares at a price of $13.51 per share, or an aggregate of approximately $1.8 million. Upon the repurchase of these shares by us, Liberty FiTech Systems, Inc. will no longer have registration rights with respect to these, or any other, shares of our common stock.

Four individuals holding a total of 314,486 shares of our common stock

      On December 14, 2001, we acquired Imagic Corporation and, as partial consideration for that acquisition, we issued to four of the stockholders of Imagic Corporation an aggregate of 314,486 shares of our common stock. In connection with that transaction, we also granted those four individuals registration rights under the Agreement and Plan of Merger and Reorganization dated December 14, 2001.

      Piggyback Registration Rights. These four former stockholders of Imagic Corporation have the right to request that their shares be included in any company-initiated underwritten registration of common stock, although no such shares may be included to the extent that their inclusion would reduce the number of shares eligible for inclusion by another stockholder who has the contractual right to include shares in the offering.

      Termination. The registration rights granted under the agreement and plan of merger and reorganization terminate once the underlying shares of common stock have been resold pursuant to a registration statement or in accordance with federal securities rules of exemptions.

Listing

      We have applied to have our common stock approved for quotation on the Nasdaq National Market under the symbol “OPEN.”

Transfer Agent and Registrar

      The transfer agent and registrar for our common stock is EquiServe Trust Company, N.A.

SHARES ELIGIBLE FOR FUTURE SALE

      Prior to this offering, there has been no public market for our common stock, and we cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of our common stock in the public market could adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity securities.

      Upon the completion of this offering, we will have 16,526,307 shares of common stock outstanding, assuming no exercise of the underwriters’ over-allotment option, an assumed initial public offering price of $15.00 per share, the mid-point of the range set forth on the cover of this prospectus and the repurchase by us of 133,195 shares of our common stock, which we expect to repurchase from FS Acquisition, Inc., the successor-in-interest to Liberty FiTech Systems, Inc., on the date of the closing of this offering.

      The number of shares of common stock to be outstanding after this offering is based on the number of shares outstanding as of November 7, 2003, and excludes:

•	2,835,542 shares of our common stock issuable upon exercise of outstanding options as of November 7, 2003 at a weighted average exercise price of $5.10 per share,

•	5,131,795 shares of our common stock reserved for issuance under our 1994 Stock Incentive Plan, 2000 Stock Incentive Plan, 2003 Stock Incentive Plan and 2003 Employee Stock Purchase Plan, and

•	133,195 shares of our common stock, which we expect to repurchase from FS Acquisition, Inc., the successor-in-interest to Liberty FiTech Systems, Inc., on the date of the closing of this offering.

      Of the outstanding shares, the 5,000,000 shares sold in this offering and any shares issued upon exercise of the underwriters’ over-allotment option will be freely tradable without restriction under the Securities Act, except that any shares held by our “affiliates,” as the term is defined in Rule 144 promulgated under the Securities Act, may only be sold in compliance with the limitations described below. The remaining 11,526,307 shares of common stock will be deemed “restricted securities” as defined under Rule 144. Some of these shares are subject to the lock-up agreements described below. Restricted securities may be sold in the public market only if registered or if they qualify for resale under Rules 144, 144(k) or 701 promulgated under the Securities Act, which rules are summarized below. Of these remaining 11,526,307 shares of our common stock:

•	3,201,580 shares, which are not subject to the 180-day lock-up period described below, will be available for resale under Rule 144(k) immediately after completion of this offering,

•	314,579 additional shares, which are not subject to the lock-up period described below, will be available for resale under Rule 144(k) within 90 days after the effective date of this offering,

•	464,484 additional shares, which are not subject to the 180-day lock-up period described below, will be available for resale under Rules 144 and 701 90 days after the effective date of this offering, and

•	7,545,664 additional shares may be sold upon expiration of the 180-day lock-up period described below.

Rule 144

      In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell those shares. Persons who have owned shares of our common stock for at least one year would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately 165,263 shares immediately after this offering, or

•	the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

      Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 144(k)

      Under Rule 144(k), a person who is not deemed to have been one of our “affiliates” at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, generally including the holding period of any prior owner other than an “affiliate,” is entitled to sell such shares without complying with the manner of sale, notice filing, volume limitation or notice provisions of Rule 144.

Rule 701

      In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchase shares of our common stock from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to resell those shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with certain restrictions, including the holding period, contained in Rule 144.

      The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Securities Exchange Act of 1934, along with the shares acquired upon exercise of those stock options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning three months after the date of this prospectus, may be sold by persons other than “affiliates” as defined in Rule 144, subject only to the manner of sale provisions of Rule 144. Securities issued in reliance on Rule 701 may be sold by “affiliates” under Rule 144 without compliance with its one year minimum holding period requirement.

Stock Options

      As of November 7, 2003, options to purchase a total of 2,835,542 shares of common stock were outstanding, of which 1,747,456 were exercisable. We intend to file Form S-8 registration statements under the Securities Act to register all shares of our common stock issuable under our 1994 Stock Incentive Plan, 2000 Stock Incentive Plan, 2003 Stock Incentive Plan and 2003 Employee Stock Purchase Plan. Accordingly, shares of our common stock underlying these stock options will be eligible for sale in the public markets, subject to vesting restrictions and the lock-up agreements described below.

Lock-up Agreements

      We, each of our officers and directors and holders of a majority of our common stock (on an as-converted basis) have agreed, with limited exceptions, not to sell or transfer any shares of our common stock for 180 days after the date of the final prospectus without first obtaining the written consent of Bear, Stearns & Co. Inc. Specifically, we and these other individuals and entities have agreed not to directly or indirectly:

•	offer, pledge, sell or contract to sell any common stock,

•	sell any option or contract to purchase any common stock,

•	purchase any option or contract to sell any common stock,

•	grant any option, right or warrant for the sale of any common stock,

•	lend or otherwise dispose of or transfer any common stock,

•	request or demand that we file a registration statement related to the common stock, or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequences of ownership of any common stock, whether any such swap or transaction is to be settled by delivery of shares of other securities, in cash or otherwise.

      This lock-up provision does not limit our ability to grant options to purchase common stock, issue common stock upon the exercise of options or sell stock under our stock option plans. We are also permitted to issue up to 5% of the number of shares of common stock outstanding as of the closing of this offering, which will equal approximately 826,315 shares, in connection with one or more acquisitions, provided that any recipient of those shares enters into a similar lock-up agreement with the underwriters for the remainder of the 180-day lock-up period described above.

      Bear, Stearns & Co. Inc. may waive this lock-up arrangement without public notice. Bear, Stearns & Co. Inc. has advised us that it will determine to waive or shorten the lock-ups on a case-by-case basis after considering various factors such as the current equity market condition, the performance of the price of our common stock since the offering, the likely impact of any waiver on the price of our common stock and the requesting party’s reason for making the request. Bear, Stearns & Co. Inc. has also agreed to waive the lock-up arrangements to the extent necessary to permit the selling stockholders to sell the shares being offered by them.

Registration Rights

      Beginning 180 days after the effectiveness of this offering, under specified circumstances, holders of 8,461,737 shares of our outstanding common stock will have demand registration rights with respect to their shares of common stock to require us to register their shares of common stock under the Securities Act. In addition, holders of 8,776,223 shares of our common stock will have piggyback registration rights, which will allow those holders to participate in any future registrations of securities. If the holders of these registrable securities request that we register their shares, and if the registration is effected, these shares will become freely tradable without restriction under the Securities Act. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR

NON-U.S. HOLDERS OF OUR COMMON STOCK

      The following is a general discussion of the material U.S. federal income and estate tax considerations applicable to non-U.S. holders with respect to their ownership and disposition of shares of our common stock. This discussion is for general information only and is not tax advice. Accordingly, all prospective non-U.S. holders of our common stock should consult their own tax advisors with respect to the U.S. federal, state, local and foreign tax consequences of the acquisition, ownership and disposition of our common stock. In general, a “non-U.S. holder” means a beneficial owner of our common stock who is not for U.S. federal income tax purposes:

•	a citizen or resident of the United States,

•	a corporation or any other organization taxable as a corporation created or organized in the United States or under the laws of the United States or of any state, or

•	an estate or trust, the income of which is included in gross income for U.S. federal income tax purposes regardless of its source.

      This discussion is based on current provisions of the United States Internal Revenue Code of 1986, as amended, existing and proposed United States Treasury regulations promulgated thereunder, current administrative rulings and judicial decisions, all of which are in effect as of the date of this prospectus and all of which are subject to change or to different interpretation. Any change, which may or may not be retroactive, could alter the tax consequences to non-U.S. holders described in this prospectus. We assume in this discussion that a non-U.S. holder holds shares of our common stock as a capital asset (generally property held for investment).

      This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances nor does it address any aspects of U.S. state, local or non-U.S. taxes. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder subject to special treatment under the U.S. federal income tax laws (such as insurance companies, tax-exempt organizations, financial institutions, brokers, dealers in securities, partnerships or other pass-through entities, regulated investment companies, pension plans, owners of more than 5% of our common stock and certain U.S. expatriates).

      There can be no assurance that the Internal Revenue Service, the IRS, will not challenge one of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, an opinion of counsel with respect to the United States federal income or estate tax consequences of the purchase, ownership, or disposition of our common stock to a non-U.S. holder. Accordingly, we urge prospective investors to consult with their own tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax considerations of acquiring, holding and disposing of shares of our common stock.

Distributions on Our Common Stock

      We have not declared or paid distributions on our common stock since our inception and do not intend to pay any distributions on our common stock in the foreseeable future. In the event we do pay distributions on our common stock, however, these distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the holder’s investment, up to the holder’s basis in the common stock. Any remaining excess will be treated as capital gain, subject to the tax treatment described below in “Gain on Sale or Other Disposition of Common Stock.”

      Dividends paid to a non-U.S. holder generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be provided by an applicable income tax treaty between the United States and such holder’s country of residence. If we determine, at a time reasonably close to the date of payment of a distribution on our common stock, that the distribution will not qualify as a dividend because we do not anticipate having current or accumulated earnings and profits, we intend not to withhold any United States federal income tax on the distribution as permitted by United States Treasury Regulations. If we or another withholding agent withholds tax on such a distribution, a non-U.S. holder may be entitled to a refund of the tax withheld which the non-U.S. holder may claim by filing a United States tax return with the IRS.

      Dividends that are treated as “effectively connected” with a trade or business conducted by a non-U.S. holder within the United States (and if an applicable income tax treaty so provides, are also attributable to a permanent establishment of such non-U.S. holder), known as “United States trade or business income,” are generally exempt from the 30% withholding tax if the non U.S. holder satisfies applicable certification and disclosure requirements. However, such United States trade or business income, net of specified deductions and credits, is taxed at the same graduated United States federal income tax rates applicable to United States persons. Any United States trade or business income received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as specified by an applicable income tax treaty between the United States and such holder’s country of residence.

      A non-U.S. holder of our common stock who claims the benefit of an applicable income tax treaty between the United States and such holder’s country of residence generally will be required to satisfy applicable certification and other requirements. Non-U.S. holders are urged to consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

      A non-U.S. holder that is eligible for a reduced rate of United States withholding tax or other exclusion from withholding under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Gain On Sale or Other Disposition of Common Stock

      In general, a non-U.S. holder will not be subject to any U.S. federal income tax or withholding tax on any gain realized upon such holder’s sale or other disposition of shares of our common stock unless:

•	the gain is United States trade or business income, in which case, unless the non-U.S. holder claims the benefit of an applicable tax treaty as described above, the graduated United States federal income tax rates applicable to United States persons will apply and the branch profits tax described in “Distributions on Our Common Stock” above may apply,

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and meets certain other requirements, or

•	the stock constitutes a “United States real property interest” due to our status as a “United States real property holding corporation.”

      Gain recognized on a sale, exchange, or other disposition of common stock may be subject to United States federal income tax (and, in certain circumstances, to withholding tax) if we are, or have been, a United States real property holding corporation during the shorter of the five-year period ending on the date of such sale, exchange, or other disposition or the period that the non-U.S. holder held our common stock. Generally, a corporation is a United States real property holding corporation if the fair market value of its “United States real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Although there can be no assurance, we do not believe that we are, or have been, a United States real property holding corporation, or that we are likely to become one in the future. In addition, if and for so long as our common stock is regularly traded on an established securities market (within the meaning of applicable Treasury regulations), such common stock will be treated as a United States real property interest only if the non-U.S. holder held more than 5% of such regularly traded common stock.

United States Federal Estate Tax

      Shares of our common stock that are owned or treated as owned by an individual non-U.S. holder at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise, and therefore may be subject to U.S. federal estate tax.

Backup Withholding, Information Reporting and Other Reporting Requirements

      A non-U.S. holder may have to comply with specific certification procedures to establish that the holder is not a United States person in order to avoid backup withholding with respect to our payments of dividends on our common stock. We must report annually to the IRS and to each non-U.S. holder the gross amount of any dividends paid to such holder and the tax withheld with respect to those dividends. Dividends paid to non-U.S. holders who are subject to the United States withholding tax, as described above in “Distributions on Our Common Stock” generally will be exempt from United States backup withholding.

      Information reporting and backup withholding (currently at a rate of 28%) will generally apply to the proceeds of a disposition of our common stock by a non-U.S. holder effected by or through the United States office of a broker unless the holder certifies its status as a non-U.S. holder and satisfies certain other qualifications, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds where the transaction is effected outside the United States through a non-United States office of a non-United States broker. However, for information reporting purposes, certain brokers with substantial United States ownership or operations generally will be treated in a manner similar to United States brokers. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

      Copies of information returns may be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the non-U.S. holder resides or is incorporated.

      Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that the required information is furnished to the IRS in a timely manner.

UNDERWRITING

      We and the selling stockholders intend to offer the shares through the underwriters. Subject to the terms and conditions described in an underwriting agreement between us, the selling stockholders and Bear, Stearns & Co. Inc., Friedman, Billings, Ramsey & Co., Inc. and U.S. Bancorp Piper Jaffray Inc., we and the selling stockholders have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us and the selling stockholders the number of shares of common stock listed opposite their names below.

Underwriter	Number of Shares

Bear, Stearns & Co. Inc.
Friedman, Billings, Ramsey & Co., Inc.
U.S. Bancorp Piper Jaffray Inc.
Total	5,000,000

      The underwriters have agreed to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

      We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

      The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

      The underwriters have advised us that they propose initially to offer the shares to the public at the public offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of $          per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $          per share to other dealers. After the public offering, the public offering price, concession and discount may be changed.

      The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

		Without	With
	Per Share	Option	Option

Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to Open Solutions Inc.	$	$	$
Proceeds, before expenses, to the selling stockholders	$	$	$

      The expenses of the offering, excluding the underwriting discount and commissions and related fees, are estimated at $1.1 million and are payable by us.

Over-allotment Option

      We have granted the underwriters an option exercisable for 30 days from the date of this prospectus to purchase a total of up to 750,000 additional shares at the public offering price less the underwriting discount.

The underwriters may exercise this option solely to cover any over-allotments, if any, made in connection with this offering. To the extent the underwriters exercise this option in whole or in part, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares approximately proportionate to that underwriter’s initial commitment amount reflected in the above table.

      The underwriters have reserved for sale, at the initial public offering price, up to 100,000 shares of our common stock for our officers, directors and employees and their families, and other persons associated with us who express an interest in purchasing these shares of common stock in this offering. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase reserved shares. Any reserved shares not purchased by these persons will be offered by the underwriters to the general public on the same terms as the other shares offered in this offering.

No Sales of Similar Securities

      We, each of our officers and directors and holders of substantially all of our common stock, including any securities convertible into or exchangeable or exercisable for or repayable with common stock, and preferred stock have agreed, with certain limited exceptions, not to sell or transfer any common stock for 180 days after the date of this prospectus without first obtaining the written consent of Bear, Stearns & Co. Inc. Specifically, we and these other individuals have agreed not to directly or indirectly:

•	offer, pledge, sell or contract to sell any common stock,

•	sell any option or contract to purchase any common stock,

•	purchase any option or contract to sell any common stock,

•	grant any option, right or warrant for the sale of any common stock,

•	lend or otherwise dispose of or transfer any common stock,

•	request or demand that we file a registration statement related to the common stock, or

•	enter into any swap or other agreement that transfers, in whole or in party, the economic consequences of ownership of any common stock, whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

      This lock-up provision does not limit our ability to grant options to purchase common stock, issue common stock upon the exercise of options or sell stock under our stock incentive plans. We are also permitted to issue up to 5% of the number of shares of common stock outstanding as of the closing of this offering, which will equal approximately 826,315 shares, in connection with one or more acquisitions, provided that any recipient of those shares enters into a similar lock-up agreement with the underwriters for the remainder of the 180-day lock-up period described above.

      Bear, Stearns & Co. Inc. may waive this lock-up without public notice. Bear, Stearns & Co. Inc. has advised us that it will determine to waive or shorten the lock-ups on a case-by-case basis after considering various factors such as the current equity market condition, the performance of the price of our common stock since the offering, the likely impact of any waiver on the price of our common stock and the requesting party’s reason for making the request. Bear, Stearns & Co. Inc. has also agreed to waive the lock-up arrangements to the extent necessary to permit the selling stockholders to sell the shares being offered by them.

Quotation on the Nasdaq National Market

      We have applied to have our common stock approved for quotation on the Nasdaq National Market under the symbol “OPEN.”

Price Stabilization, Short Positions

      Until the distribution of the shares is completed, SEC rules may limit the underwriters from bidding for and purchasing our common stock. However, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock during and after this offering.

      If the underwriters over-allot or otherwise create a short position in our common stock in connection with the offering, i.e., if they sell more shares than are listed on the cover of this prospectus, the underwriters may reduce that short position by purchasing shares in the open market. The underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option described above. In addition, the underwriters may impose penalty bids, under which selling concessions allowed to syndicate members or other broker-dealers participating in this offering are reclaimed if shares of our common stock previously distributed in this offering are repurchased in connection with stabilization transactions or otherwise. These transactions to stabilize or maintain the market price may cause the price of our common stock to be higher than it might be in the absence of such transactions. The imposition of a penalty bid may also affect the price of our common stock to the extent that it discourages resales.

      Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters makes any representation that they will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Passive Market Making

      In connection with this offering, the underwriters may engage in passive market making transactions in our common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934 during a period before the commencement of offers or sales of common stock and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded.

Other Relationships

      In connection with this offering, the underwriters may allocate shares to accounts over which they exercise discretionary authority. The underwriters do not expect to allocate shares to discretionary accounts in excess of 5% of the total number of shares in this offering.

      A senior managing director of Bear, Stearns & Co. Inc. is a member of the board of directors of The BISYS Group, Inc., one of our strategic partners and the beneficial owner of 4.86% of our common stock, assuming an initial offering price of $15.00, the mid-point of the range set forth on the cover of this prospectus.

      Some of the underwriters and their affiliates may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us.

Pricing of this Offering

      Prior to this offering, there has been no public market for our shares of common stock. Consequently, the initial public offering price for our shares of common stock will be determined by negotiations between us and the representatives of the underwriters. Among the factors to be considered in determining the initial public offering price will be:

•	our record of operations, our current financial position and future prospects,

•	the experience of our management,

•	sales, earnings and other financial and operating information in recent periods, and

•	the price-earnings ratios, price-sales ratios, market prices of securities and financial and operating information of companies engaged in activities similar to ours.

      The estimated initial public offering price range set forth on the cover of this prospectus is subject to change as a result of market conditions and other factors.

LEGAL MATTERS

      The validity of the shares of common stock offered by Open Solutions will be passed upon for Open Solutions by Hale and Dorr LLP, Boston, Massachusetts. Various legal matters related to the sale of the common stock offered hereby will be passed upon for the underwriters by Latham & Watkins LLP, New York, New York.

EXPERTS

      The financial statements of Open Solutions as of December 31, 2001 and 2002 and for each of the three years in the period ended December 31, 2002 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

      The financial statements of Liberty FiTech Systems, Inc. as of December 31, 2001 and 2002 and June 30, 2003, and for the years ended December 31, 2001 and 2002 and the six months ended June 30, 2003 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed with the Securities and Exchange Commission a registration statement on Form S-1 (File Number 333-108293) under the Securities Act of 1933 with respect to the shares of common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement, portions of which are omitted as permitted by the rules and regulations of the Securities and Exchange Commission. For further information pertaining to us and the common stock to be sold in the offering, reference is made to the registration statement, including the exhibits thereto and the financial statements, notes and schedules filed as a part thereof. Statements contained in this prospectus regarding the contents of any contract or other document referred to herein or therein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the registration statement or such other document, each such statement being qualified in all respects by such reference.

      On the closing of the offering, we will be subject to the informational requirements of the Securities Exchange Act of 1934 and will file reports, proxy statements and other information with the Securities and Exchange Commission. Such reports, proxy statements and other information, as well as the registration statement and the exhibits and schedules thereto, may be inspected, without charge, at the public reference facility maintained by the Securities and Exchange Commission at 450 Fifth Street, NW, Washington, D.C. 20549. Copies of such material may also be obtained from the Public Reference Section of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the SEC public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330. Such materials can also be inspected on the Securities and Exchange Commission’s website at www.sec.gov.

INDEX TO FINANCIAL STATEMENTS

Page

Open Solutions Inc.
Report of Independent Accountants	F-2
Consolidated Balance Sheets at December 31, 2001 and 2002 and September 30, 2003 (unaudited)	F-3
Consolidated Statements of Operations for the years ended December 31, 2000, 2001 and 2002 and for the nine months ended September 30, 2002 (unaudited) and September 30, 2003 (unaudited)	F-4
Consolidated Statements of Cash Flows for the years ended December 31, 2000, 2001 and 2002 and for the nine months ended September 30, 2002 (unaudited) and September 30, 2003 (unaudited)	F-5
Consolidated Statements of Changes in Redeemable Convertible Preferred Stock and Stockholders’ Deficit for the years ended December 31, 2000, 2001 and 2002 and for the nine months ended September 30, 2003 (unaudited)
F-6
Notes to Consolidated Financial Statements	F-7

Liberty FiTech Systems, Inc. (a wholly-owned subsidiary of Liberty Enterprises, Inc.)
Report of Independent Accountants	F-37
Balance Sheets at December 31, 2001, December 31, 2002 and June 30, 2003	F-38
Statements of Operations and Accumulated Deficit for the Years Ended December 31, 2001 and 2002 and the Six Months Ended June 30, 2002 (unaudited) and 2003	F-39
Statements of Cash Flows for the Years Ended December 31, 2001 and 2002 and the Six Months Ended June 30, 2002 (unaudited) and 2003	F-40
Notes to Financial Statements	F-41

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders

of Open Solutions Inc.:

      In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of cash flows and of changes in redeemable convertible preferred stock and stockholders’ deficit present fairly, in all material respects, the financial position of Open Solutions Inc. and its subsidiaries at December 31, 2001 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

/s/ PRICEWATERHOUSECOOPERS LLP

Hartford, Connecticut

August 22, 2003, except as to the stock split described in Note 1, which is as of November 24, 2003

OPEN SOLUTIONS INC.

CONSOLIDATED BALANCE SHEETS

	December 31,			Pro forma
			September 30,	September 30,
	2001	2002	2003	2003

			(unaudited)

	(in thousands, except share
	and per share data)
Assets
Current assets:
Cash and cash equivalents	$11,552	$11,414	$6,566	$6,566
Accounts receivable, net	6,935	7,946	9,986	9,986
Deferred costs	570	1,220	1,529	1,529
Prepaid expenses and other current assets	959	885	1,435	1,435

Total current assets	20,016	21,465	19,516	19,516
Fixed assets, net	4,771	4,577	5,639	5,639
Capitalized software costs, net	3,707	3,574	3,159	3,159
Other intangible assets, net	—	—	6,560	6,560
Goodwill	5,251	6,223	11,150	11,150

Total assets	$33,745	$35,839	$46,024	$46,024

Liabilities, Redeemable Convertible Preferred Stock and Stockholders’ Deficit
Current liabilities:
Long-term debt from related party, current portion	$—	$750	$750	$750
Long-term debt, current portion	748	—	2,368	2,368
Capital lease obligations, current portion	—	—	402	402
Accounts payable	2,723	2,161	2,332	2,332
Accrued expenses	4,387	4,818	6,085	6,085
Deferred revenue	8,897	12,972	14,075	14,075
Shares subject to redemption	—	—	1,800	1,800

Total current liabilities	16,755	20,701	27,812	27,812

Long-term debt from related party, less current portion	—	700	700	700
Long-term debt, less current portion	—	—	975	975
Capital lease obligations, less current portion	—	—	160	160
Other long-term liabilities	109	119	127	127

Total liabilities	16,864	21,520	29,774	29,774

Commitments and contingencies (Note 12)
Redeemable Convertible Preferred Stock
Mandatorily redeemable convertible preferred stock	31,100	31,100	31,100	—
Redeemable convertible preferred stock	26,480	26,480	26,480	—
Stockholders’ Deficit
Common stock, $0.01 par value; 45,000,000 shares authorized; 2,386,754, 2,474,917, and 3,156,322 shares issued and outstanding, respectively; 95,000,000 shares authorized, 11,700,240 shares issued and outstanding on a pro forma basis	24	25	32	117
Additional paid-in capital	4,684	5,018	8,350	65,845
Deferred compensation	—	—	(3,081)	(3,081)
Accumulated deficit	(45,407)	(48,304)	(46,631)	(46,631)

Total stockholders’ deficit	(40,699)	(43,261)	(41,330)	16,250

Total liabilities, redeemable preferred stock and stockholders’ deficit	$33,745	$35,839	$46,024	$46,024

The accompanying notes are an integral part of these consolidated financial statements.

OPEN SOLUTIONS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

				Nine Months Ended
	Year Ended December 31,			September 30,

	2000	2001	2002	2002	2003

				(unaudited)

	(in thousands, except share and per share data)
Revenues:
Software license	$8,595	$9,971	$13,449	$9,163	$13,926
Service, maintenance and hardware	11,625	17,295	30,896	22,140	29,442

Total revenues	20,220	27,266	44,345	31,303	43,368

Cost of revenues:
Software license	2,165	1,592	3,152	2,074	3,602
Service, maintenance and other	7,229	10,084	18,430	13,589	16,512

Total cost of revenues	9,394	11,676	21,582	15,663	20,114

Gross profit	10,826	15,590	22,763	15,640	23,254

Operating expenses:
Sales and marketing	9,175	8,771	9,533	7,044	7,604
Product development	8,759	7,643	6,223	4,555	5,021
General and administrative	7,537	9,068	10,017	7,615	8,755
In-process research and development	—	447	—	—	—
Transaction costs	681	—	—	—	—

Total operating expenses	26,152	25,929	25,773	19,214	21,380

Income (loss) from operations	(15,326)	(10,339)	(3,010)	(3,574)	1,874
Interest income and other	661	432	172	137	79
Interest expense	—	(4)	(27)	(18)	(97)

Income (loss) before income taxes	(14,665)	(9,911)	(2,865)	(3,455)	1,856
Income tax benefit (provision)	—	250	(32)	(52)	(183)

Net income (loss)	$(14,665)	$(9,661)	$(2,897)	$(3,507)	$1,673

Net income (loss) per common share:
— Basic	$(7.42)	$(4.71)	$(1.18)	$(1.43)	$0.67
— Diluted	(7.42)	(4.71)	(1.18)	(1.43)	0.18
Weighted average common shares used to compute net income (loss) per common share:
— Basic	1,976,564	2,050,606	2,452,848	2,445,398	2,487,816
— Diluted	1,976,564	2,050,606	2,452,848	2,445,398	9,522,777
Unaudited pro forma as adjusted net income (loss) per common share
— Basic			$(0.26)		$0.16
— Diluted			(0.26)		0.15
Unaudited pro forma as adjusted weighted average common shares outstanding used to compute net income (loss) per common share
— Basic			10,996,766		11,224,008
— Diluted			10,996,766		11,572,438

The accompanying notes are an integral part of these consolidated financial statements.

OPEN SOLUTIONS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

				Nine Months Ended
	Year Ended December 31,			September 30,

	2000	2001	2002	2002	2003

				(unaudited)

	(in thousands except share and per share data)
Cash flows from operating activities
Net income (loss)	$(14,665)	$(9,661)	$(2,897)	$(3,507)	$1,673

Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	2,023	3,022	3,236	2,434	2,830
Compensation expense related to stock and options granted	179	156	84	64	360
Loss on disposal of capitalized software and fixed assets	113	1	—	—	—
In-process research and development	—	447	—	—	—
Provision for doubtful accounts	45	(72)	(155)	(58)	(17)
Changes in operating assets and liabilities, excluding effects from acquisitions:
Accounts receivable	(3,856)	674	133	1,887	(534)
Prepaid expenses and other current assets	(275)	(475)	(614)	(388)	(514)
Accounts payable and accrued expenses	2,766	260	(180)	(1,527)	842
Deferred revenue	2,147	2,316	3,095	(97)	(1,937)

Net cash (used in) provided by operating activities	(11,523)	(3,332)	2,702	(1,192)	2,703

Cash flows from investing activities
Purchases of fixed assets	(2,930)	(1,889)	(1,666)	(1,381)	(871)
Purchase of developed software	(1,621)	(320)	(50)	(50)	(20)
Business acquisitions, net of cash received	(635)	(3,397)	—	—	(8,000)
Business acquired from related party	—	—	(564)	(400)	—

Net cash used in investing activities	(5,186)	(5,606)	(2,280)	(1,831)	(8,891)

Cash flows from financing activities
Proceeds from sale of mandatorily redeemable convertible preferred stock	20,000	11,100	—	—	—
Issuance costs related to sale of mandatorily redeemable preferred stock	(116)	(84)	—	—	—
Proceeds from exercise of stock options	118	30	188	77	4
Proceeds from exercise of warrants	4	1,013	—	—	—
Proceeds from debt	—	—	—	—	1,661
Repayment of debt	—	(91)	(748)	(748)	(221)
Repayment of capital lease obligation	—	—	—	—	(104)

Net cash provided by (used in) financing activities	20,006	11,968	(560)	(671)	1,340

Net increase (decrease) in cash and cash equivalents	3,297	3,030	(138)	(3,694)	(4,848)
Cash and cash equivalents, beginning of period	5,225	8,522	11,552	11,552	11,414

Cash and cash equivalents, end of period	$8,522	$11,552	$11,414	$7,858	$6,566

Supplemental disclosures
Cash paid for interest	$—	$3	$—	$—	$40
Cash paid for income taxes	1	2	32	24	161
See Notes 3 and 9 for additional non-cash disclosures

The accompanying notes are an integral part of these consolidated financial statements.

OPEN SOLUTIONS INC.

CONSOLIDATED STATEMENTS OF CHANGES IN REDEEMABLE CONVERTIBLE PREFERRED STOCK AND
STOCKHOLDERS’ DEFICIT
(in thousands, except share and per share data)

	Mandatorily
	Redeemable		Redeemable
	Convertible Preferred		Convertible Preferred
	Stock		Stock		Common Stock		Additional			Total
							Paid-In	Deferred	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Compensation	Deficit	Deficit

Balance at December 31, 1999	—	$—	6,054,629	$24,740	1,818,737	$18	$1,859	$—	$(21,081)	$(19,204)
Sale of mandatorily redeemable convertible preferred stock	2,145,925	19,884	—	—	—	—	—	—	—	—
Exercise of preferred stock warrants	—	—	1,042	4	—	—	—	—	—	—
Exercise of stock options	—	—	—	—	185,960	2	116	—	—	118
Issuance of stock for acquisitions	21,460	200	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—	(14,665)	(14,665)

Balance at December 31, 2000	2,167,385	20,084	6,055,671	24,744	2,004,697	20	1,975	—	(35,746)	(33,751)
Sale of mandatorily redeemable convertible preferred stock	1,190,986	11,016	—	—	—	—	—	—	—	—
Exercise of stock warrants	—	—	204,513	1,013	—	—	—	—	—	—
Exercise of stock options	—	—	—	—	12,071	0	30	—	—	30
Issuance of stock for acquisitions	—	—	80,472	723	369,986	4	2,679	—	—	2,683
Net loss	—	—	—	—	—	—	—	—	(9,661)	(9,661)

Balance at December 31, 2001	3,358,371	31,100	6,340,656	26,480	2,386,754	24	4,684	—	(45,407)	(40,699)
Exercise of stock options	—	—	—	—	88,163	1	187	—	—	188
Expiration of vested stock options	—	—	—	—	—	—	147	—	—	147
Net loss	—	—	—	—	—	—	—	—	(2,897)	(2,897)

Balance at December 31, 2002	3,358,371	31,100	6,340,656	26,480	2,474,917	25	5,018	—	(48,304)	(43,261)
Exercise of stock options	—	—	—	—	875	—	4	—	—	4
Issuance of restricted stock	—	—	—	—	680,530	7	3,269	(3,276)	—	—
Amortization of restricted stock	—	—	—	—	—	—	—	195	—	195
Expiration of vested stock options	—	—	—	—	—	—	59	—	—	59
Net income	—	—	—	—	—	—	—	—	1,673	1,673
Balance at September 30, 2003 (unaudited)	3,358,371	$31,100	6,340,656	$26,480	3,156,322	$32	$8,350	$(3,081)	$(46,631)	$(41,330)

The accompanying notes are an integral part of these consolidated financial statements.

OPEN SOLUTIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.     The Company

      Open Solutions Inc., (the “Company”), is a provider of software and services that allow financial institutions to compete and service their customers more effectively. The Company develops, markets, licenses and supports an enterprise-wide suite of software and services that performs a financial institution’s data processing and information management functions. The Company’s software can be operated either by the financial institution itself on an outsourced basis in one of the Company’s outsourcing centers or through an outsourcing center hosted by one of the Company’s resellers.

      The Company was incorporated in 1992 and operates principally in Glastonbury, Connecticut.

      The Company’s board of directors has approved a 1:1.45 reverse stock split of the Company’s common stock, par value $.01 per share, which was effected on November 24, 2003. The earnings per share and the weighted average number of shares outstanding for basic and diluted earnings per share for all years presented have been adjusted for the reverse stock split.

2.     Summary of Significant Accounting Policies

Use of Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of Consolidation

      The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries Open Solutions Imaging Systems, Inc. (successor-in-interest to Imagic Corporation), Sound Software Development, Inc. and Open Solutions FiTech, Inc. (successor-in-interest to Liberty FiTech Systems, Inc.) All significant accounts, transactions and profits between the consolidated companies have been eliminated in consolidation. Significant accounts and transactions between the Company, including its subsidiaries, and its directors, officers, and shareholders are disclosed as related party transactions (see Note 14).

Unaudited Interim Financial Statements

      The unaudited consolidated financial statements at September 30, 2003 and for the nine months ended September 30, 2002 and 2003 have been prepared on the same basis as the audited financial statements, and in the opinion of management, contain all adjustments, consisting of only normal recurring adjustments, necessary for the fair presentation of its results of operations, financial position, and cash flows. Results for the nine months ended September 30, 2002 and 2003 are not necessarily indicative of the results to be expected for the entire fiscal years 2002 or 2003 or any other interim period.

Unaudited Pro Forma Balance Sheet and Pro Forma Net Income (Loss) Per Share

      The unaudited pro forma balance sheet, net income (loss) per share and pro forma weighted average shares outstanding reflect certain events which will occur upon the effectiveness of the offering, but do not reflect shares or proceeds from the offering. Based on an assumed offering size of 4,820,000 shares and an assumed initial offering price of $15.00 per share of common stock, all outstanding shares of convertible preferred stock would convert into an aggregate of 8,543,918 shares of common stock upon the closing of the offering. In addition, upon the closing of the offering the Company would record an accretion charge of $31,500,000 in stockholders’ equity (deficit). This accretion charge would result in a non-cash deduction

OPEN SOLUTIONS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

from income attributable to holders of common stock and a deduction in related earnings per share. The unaudited pro forma as adjusted net income (loss) per share for the nine months ended September 30, 2003 does not reflect this accretion charge as such charge is non recurring and will be reflected in the Company’s net income per share in the period in which the offering is completed.

      The following table sets forth the computation of unaudited pro forma as adjusted net income (loss) per common share:

	December 31, 2002		September 30, 2003

	Basic	Diluted	Basic	Diluted

Weighted average common shares, as reported	2,452,848	2,452,848	2,487,816	2,487,816
Conversion of all preferred stock into shares of common stock, assuming an initial public offering price of $15.00 per share	8,543,918	8,543,918	8,543,918	8,543,918
Additional shares of common stock assumed to be issued, in order to repay outstanding indebtedness, assuming an offering price of $15.00 per share(a)	—	—	192,274	192,274
Weighted average common stock equivalents from the assumed exercise of stock options	N/A	—	N/A	348,430

Unaudited pro forma as adjusted weighted average common shares outstanding	10,996,766	10,996,766	11,224,008	11,572,438

Net income (loss), as reported	$(2,897,000)	$(2,897,000)	$1,673,000	$1,673,000
Add back interest expense(a)	—	—	$97,000	$97,000
Less: tax impact(a)	—	—	$(6,000)	$(6,000)

Pro forma net income (loss)	$(2,897,000)	$(2,897,000)	$1,764,000	$1,764,000

Unaudited pro forma as adjusted net income (loss) per common share	$(0.26)	$(0.26)	$0.16	$0.15

(a)	No additional shares are assumed to be issued for the year ended December 31, 2002, as the impact would have been antidilutive. The number of shares that would have been included had the impact been dilutive is 37,633.

OPEN SOLUTIONS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      A reconciliation of the pro forma impact that certain events which will occur upon the effectiveness of the offering will have on stockholders’ deficit is as follows:

			Conversion of		Pro Forma
	September 30,	Beneficial	Preferred	Accretion	September 30,
	2003	Conversion	into Common	Charge	2003

Redeemable Convertible Preferred Stock
Mandatorily redeemable convertible preferred stock	$31,100,000	$31,500,000	$(62,600,000)	—	$—
Redeemable convertible preferred stock	$26,480,000	—	$(26,480,000)	—	$—

Stockholder’s deficit
Common stock	$32,000	—	$85,000	—	$117,000
Additional paid in capital	8,350,000	(31,500,000)	88,995,000	31,500,000
				(31,500,000)	65,845,000
Deferred Compensation	(3,081,000)	—	—	—	(3,081,000)
Accumulated Deficit	(46,631,000)	—	—	—	(46,631,000)

Total stockholders’ deficit	$(41,330,000)	$(31,500,000)	$89,080,000	$—	$16,250,000

Segment Reporting

      The Company applies the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 131, Disclosures about Segments of an Enterprise and Related Information. The Company views its operations and manages its business as one segment, the development and marketing of computer software and related services. Factors used to identify the Company’s single operating segment include the organizational structure of the Company and the financial information available for evaluation by the chief operating decision-maker in making decisions about how to allocate resources and assess performance. The Company operates primarily in one geographical area, the United States of America. The Company provides the following disclosures of revenues from products and services:

				Nine Months Ended
	Year Ended December 31,			September 30,

	2000	2001	2002	2002	2003

Software license	$8,595,000	$9,971,000	$13,449,000	$9,163,000	$13,926,000

Installation, training and professional services	5,481,000	7,362,000	9,519,000	6,807,000	7,055,000
Maintenance, support and data center services	6,080,000	9,560,000	17,180,000	12,006,000	19,803,000
Hardware	64,000	373,000	4,197,000	3,327,000	2,584,000

Service, maintenance and hardware	11,625,000	17,295,000	30,896,000	22,140,000	29,442,000

Total revenue	$20,220,000	$27,266,000	$44,345,000	$31,303,000	$43,368,000

Cash and Cash Equivalents

      Cash and cash equivalents include cash on deposit with banks, as well as short-term investments with original maturities at the date of acquisition of 90 days or less.

OPEN SOLUTIONS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Accounts Receivable

      The Company makes judgments as to its ability to collect outstanding receivables and provide allowances for the portion of receivables when collection becomes doubtful. Provisions are made based upon a specific review of all significant outstanding invoices and recorded in the allowance for doubtful accounts. Receivables are presented net of the allowance for doubtful accounts.

      The following table represents the activity for the allowance for doubtful accounts during the years ended December 31, 2000, 2001 and 2002 and for the nine months ended September 30, 2002 and September 30, 2003:

		Additions
	Balance at
	Beginning	Charge to Costs	Charge to	Deductions,	Balance at
Description	of Period	and Expenses	Other Accounts	Net	End of Period

Allowance for Doubtful Accounts:
Years ended December 31,
2000	$600,000	$321,000	$—	$276,000	$645,000
2001	645,000	195,000	—	267,000	573,000
2002	573,000	270,000	—	425,000	418,000
Nine months ended September 30,
2002 (unaudited)	573,000	308,000	—	366,000	515,000
2003 (unaudited)	418,000	116,000	—	133,000	401,000

Fixed Assets

      Fixed assets are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets as follows:

Computer Equipment	5 years
Office furniture and equipment	7 years
Leasehold Improvements	7 years

      Leasehold improvements are amortized over the shorter of the term of the lease or the useful life of the asset.

Capitalized Software Costs

      Capitalized software costs is primarily comprised of the costs associated with purchased technology acquired in acquisitions, software directly purchased from third-party vendors and internally developed software (see discussion in Note 3 and Note 5). Capitalized costs related to software to be sold, leased, or otherwise marketed are accounted for pursuant to SFAS No. 86, Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed. These costs are amortized over the estimated economic useful life of the software, which is generally 5 to 7 years. The Company’s policy is to record amortization for purchased technology based on the greater of the amount computed using (a) the ratio that current gross revenues for a product bear to the total of current and anticipated future gross revenues for that product or (b) the straight-line method over the remaining estimated economic life of the product, including the period being reported on. The Company expects to reassess this estimate periodically. At each balance sheet date, the Company compares the carrying value of the capitalized software to the net realizable value of the product, determined using management’s estimate of discounted cash flows. Any excess of carrying value over net realizable value is written off. To date, the Company has not recorded any impairment on its capitalized software.

OPEN SOLUTIONS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The Company capitalizes certain costs related to the development and purchase of internal-use software pursuant to Statement of Position No. 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. Under SOP No. 98-1, computer software costs incurred in the preliminary project stage are expensed as incurred until the capitalization criteria have been met. The criteria for capitalization is defined as the point the preliminary project stage is complete and management commits to funding a computer software project and it is probable that the project will be completed and the software will be used to perform the function intended. Capitalization ceases at the point that the computer software project is substantially complete and ready for its intended use. The capitalized costs are amortized using the straight-line method over the estimated economic life of the product, generally three years.

Research and Development Costs

      Research and development costs, which are described as product development costs in the consolidated statement of operations, are expensed as incurred. Software development costs for new software products and additional modules for existing software are expensed as incurred until technological feasibility is established, in accordance with SFAS No. 86, Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed. Technological feasibility is established at the point in which a working model of the product has been completed and completeness of the working model and its consistency with the product design has been confirmed by testing. The establishment of technological feasibility of our products has substantially coincided with the general release of such software. As a result, internal software development costs qualifying for capitalization under SFAS No. 86 have not been significant.

Long-Lived Assets

      The Company evaluates its long-lived assets, which are comprised primarily of fixed assets and capitalized internal-use software, for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset group to future undiscounted net cash flows expected to be generated by the asset group. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. The Company did not recognize any impairment loss for long-lived assets in 2000, 2001 or 2002.

Goodwill and other Intangibles

      In 2001, the Company adopted SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets, for its business combinations, goodwill, and other intangible assets. The acquisitions described in Note 3 were accounted for using the purchase method with a total of $11,150,000 (unaudited) assigned to goodwill. The goodwill related to the Company’s acquisitions after the adoption of SFAS No. 142 and, as a result, has not been subject to amortization. Other intangible assets, such as purchased technology, continue to be amortized over their useful lives (see Note 5). The Company performs an annual impairment test of its goodwill at December 31. To accomplish this, the Company identifies its reporting units and determines the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units and comparing such amounts to the respective fair values of each reporting unit. As of December 31, 2002, the Company had four reporting units. Based on the results of the annual impairment analysis, the Company has determined that no indicators of impairment existed for its reporting units.

Revenue Recognition

      The Company generates revenues from licensing the rights to use its software products and certain third-party software products to end-users. The Company also generates revenues from customer support and

OPEN SOLUTIONS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

maintenance, installation, professional service and training services provided to customers, data center services and hardware sales related to its imaging business. The Company’s maintenance and support arrangements offer call center support and unspecified upgrades and enhancements on software products on a when-and-if-available basis.

      The Company recognizes revenue in accordance with AICPA Statement of Position (“SOP”) 97-2, Software Revenue Recognition. Under SOP 97-2, the Company recognizes software license revenue when a noncancelable license agreement has been executed, fees are fixed and determinable, the software has been delivered, accepted by the customer if acceptance is required by the contract and is other than perfunctory, and collection is considered probable.

      The Company sells software licenses in conjunction with professional services for installation and maintenance. For these arrangements, the total contract value is attributed first to the maintenance arrangement based on its fair value, which is derived from renewal rates. The contract value is then attributed to installation and training services based on estimated fair value, which is derived from the rates charged for similar services provided on a stand-alone basis multiplied by estimated hours to complete. The Company’s software license agreements do not require significant modification or customization of the underlying software, and accordingly, installation and training services are not considered essential to functionality. The remainder of the total contract value is then attributed to the software license and other delivered elements based on the residual method described in SOP 98-9, Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions. Maintenance revenues are recognized ratably over the maintenance period, generally five years. Revenues from installation and training services are recognized as services are performed. The Company warrants their products will function substantially in accordance with documentation provided to customers. To date, the Company has not incurred any significant expenses related to warranty claims.

      Deferred revenue is comprised of payments received related to product delivery, maintenance and other services, which have been paid by customers prior to the recognition of revenue. Deferred revenue relates primarily to cash received for maintenance contracts in advance of services performed. Deferred costs are comprised of costs incurred prior to the recognition of the related revenue.

      Data center revenues associated with allowing customers to utilize our software products on an outsourced basis are recognized in accordance with Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements. Specifically, revenues are recognized when evidence of an arrangement exists, fees are fixed and determinable, collectibility is reasonably assured, and delivery has occurred. The Company obtains signed contracts, which indicate the key terms, as well as the fixed and determinable fees, in each arrangement. The Company has credit monitoring procedures in place to ensure that collectibility is reasonably assured. Revenues associated with installation of data center arrangements are recognized as services are performed, and revenues from data center services are recognized over the term of the arrangement, typically 3 to 5 years. The total contract value is allocated based on the relative fair value of the installation and data center services.

      The Company is receiving payments under certain license and marketing agreements with resellers. The Company has provided a master license to its two primary resellers and does not have any other continuing obligation to provide additional products or services, other than the provision of client support and maintenance. The Company recognizes license revenue when the revenue recognition criteria under SOP No. 97-2 are met, including when evidence of an arrangement exists, fees are fixed and determinable, collectibility is reasonably assured, and delivery has occurred. The revenue for client support and maintenance is recognized straight-line over the period of maintenance, generally 3 to 5 years.

      Pursuant to its amended license agreement with BISYS, Inc. (“BISYS”) on September 30, 2003 (see Note 15), the Company is entitled to non-refundable license fees, payable at the beginning of each quarter. The Company also receives additional license fees for amounts that are sold above the minimum license fee threshold, which are payable at the end of each quarter. The Company records the quarterly minimum license fee and the additional license fees as revenue in the period in which they are due and payable.

OPEN SOLUTIONS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      From January 1, 2002 through September 30, 2003, the Company had received license fees from BISYS, which were due and payable upon the occurrence of certain events which were communicated by BISYS. The Company recognized these license fees when non-refundable amounts were due and payable under the agreement, assuming that all other revenue recognition criteria were met. Prior to January 1, 2002, BISYS paid license fees over a period of 36 months, and the Company recognized these fees ratably over the payment term.

      Pursuant to its amended license agreement with its regional reseller on May 15, 2003 (see Note 15), the Company receives payments upon signing and upon conversion of an end user bank or financial institution. The Company recognizes revenue upon signing of the end user, assuming all other revenue recognition criteria have been met.

      Prior to May 15, 2003, the Company received payments from its regional reseller upon conversion of an end user bank or financial institution. For these arrangements, the Company recognized revenue upon the conversion of the end user, assuming all other revenue recognition were met.

      The Company’s hardware revenue related to its check imaging products is recognized on a percentage of completion basis because installation services and the related software to these arrangements are considered essential to the functionality of certain of the hardware. Percentage-of-completion for services related to the Company’s check imaging product arrangements is measured by the total hours incurred to date for each contract compared to the estimated total hours to complete that contract. The Company records provisions for estimated losses on contracts in the period in which such losses become known. Changes in estimates of sales, costs, and profits are recognized in the period which they are determined using the cumulative catch-up method of accounting. To date, there has not been a significant amount of customer claims.

Transaction Costs

      During 2000, the Company incurred approximately $681,000 in costs associated with initial public offerings (“IPOs”), which was ultimately not completed.

Income Taxes

      The Company uses the liability method of accounting for income taxes, as set forth in SFAS No. 109, Accounting for Income Taxes. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax basis of the assets and liabilities and net operating loss carryforwards using presently enacted tax rates.

Net Income and Loss Per Share

      The Company reports net income or loss per share in accordance with SFAS No. 128, Earnings per Share (“EPS”). Under SFAS No. 128, basic EPS, which excludes dilution, is computed by dividing income or loss available to common stockholders by the weighted average number of common shares outstanding for the period. Net income or loss available to common stockholders represents reported net income or loss less accretion of mandatorily redeemable convertible preferred stock. Earnings per share and weighted average shares outstanding have been restated to reflect the 1:1.45 reverse stock split which was effected prior to the closing of the offering.

OPEN SOLUTIONS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following table sets forth the weighted average common shares used in the computation of basic and diluted earnings per share:

				Nine Months Ended
	Year Ended December 31,			September 30,

	2000	2001	2002	2002	2003

Weighted average common shares outstanding	1,976,564	2,050,606	2,452,848	2,445,398	2,487,816
Weighted average common stock equivalents — options	—	—	—	—	348,430
Weighted average common stock equivalents — preferred stock conversion	—	—	—	—	6,686,531
Weighted average common and common equivalent shares outstanding	1,976,564	2,050,606	2,452,848	2,445,398	9,522,777

      Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. Diluted EPS includes in-the-money stock options and warrants using the treasury stock method and also includes the assumed conversion of preferred stock using the if-converted method. During a loss period, the assumed exercise of in-the-money stock options and warrants and the conversion of convertible preferred stock has an anti-dilutive effect, and therefore, these instruments are excluded from the computation of dilutive EPS. Weighted average common shares of 8,017,315, 8,800,303, 9,025,381, 9,036,418 (unaudited) and 2,579,260 (unaudited) were excluded from the computation of diluted EPS the years ended December 31, 2000, 2001, and 2002 and for the nine months ended September 30, 2002 and September 30, 2003, respectively, as they would have been anti-dilutive.

Comprehensive Income

      SFAS No. 130, Reporting Comprehensive Income, requires that items defined as comprehensive income or loss be separately classified in the financial statements and that the accumulated balance of other comprehensive income or loss be reported separately from accumulated deficit and additional paid-in capital in the equity section of the balance sheet. The Company does not have items of other comprehensive income or loss which require disclosure in the accompanying financial statements.

Concentration of Credit Risk

      Financial instruments that potentially expose the Company to concentrations of credit risk are limited to accounts receivable. No individual customer accounted for 10% or more of total revenues for the years ended December 31, 2000 and 2002 and for the nine months ended September 30, 2003 (unaudited). During 2001 and the nine months ended September 30, 2002, revenue from an individual customer accounted for approximately 11% and 10% (unaudited) of total revenues, respectively.

      For the year ended December 31, 2001, no customer accounted for 10% or more of the total accounts receivable balance. For the years ended December 31, 2000 and 2002 and for the nine months ended September 30, 2003, an individual customer accounted for 17%, 25% and 17% (unaudited) of account receivable balances, respectively. The Company maintains allowances for potential credit risks and otherwise controls this risk through monitoring procedures.

Fair Value of Financial Instruments

      The carrying amount of cash, accounts receivable, accounts payable and accrued expenses approximate fair value because of the short maturity of those instruments. The carrying amount of long-term debt

OPEN SOLUTIONS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

approximates fair value, and a fluctuation in interest rates would not be material to the Company’s financial position.

Recent Accounting Pronouncements

      In June 2002, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS No. 146 requires that the liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF No. 94-3, a liability for an exit cost was recognized at the date of a company’s commitment to an exit plan. SFAS No. 146 also establishes that the liability should be initially measured and recorded at fair value. The Company adopted the provisions of SFAS No. 146 effective January 1, 2003. The adoption of this standard did not have a material impact on the consolidated financial statements.

      In November 2002, the Emerging Issues Task Force (EITF) issued EITF Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. This issue addresses revenue recognition for arrangements with multiple deliverables which should be considered as separate units of accounting if the deliverables meet certain criteria as described in EITF 00-21. This issue is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. Early adoption is permitted. The adoption of this standard on July 1, 2003 did not have a material impact on the financial statements.

      In November 2002, the FASB issued FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN No. 45 requires that a liability be recorded in the guarantor’s balance sheet upon issuance of a guarantee. In addition, FIN No. 45 requires disclosure about the guarantees that an entity has issued, including a reconciliation of changes in the entity’s product warranty liabilities. The initial recognition and initial measurement provisions of FIN No. 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN No. 45 are effective for financial statements of annual periods ending after December 15, 2002. The Company’s software license agreements typically indemnify customers for intellectual property infringement clauses. The Company’s software license agreements do not provide indemnification for any third party performance. The adoption of this standard has not had a material impact on the accompanying financial statements.

      In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment to SFAS No. 123. SFAS No. 148 amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements. Certain of the disclosures are required for fiscal years ending after December 15, 2002. The Company has adopted this standard effective December 2002, and the adoption of this standard did not have a material impact on the consolidated results of operations or financial position, since the Company continues to use the intrinsic-value method of accounting for employee stock-based compensation as outlined in APB Opinion No. 25.

      In January 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities. This interpretation addresses the consolidation of business enterprises (variable interest entities) to which the usual condition of consolidation does not apply. This interpretation focuses on financial interests that indicate control. Variable interests may arise from financial instruments, service contracts, nonvoting ownership interests and other arrangements. If an enterprise holds a majority of the variable interests of an entity, it would be considered the primary beneficiary. The primary beneficiary would be required to include assets,

OPEN SOLUTIONS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

liabilities and the results of operations of the variable interest entity in its financial statements. This interpretation applies immediately to variable interest entities that are created after or for which control is obtained after January 31, 2003. For variable interest entities created prior to February 1, 2003, the provisions would be applied effective December 31, 2003. As of December 31, 2002 and September 30, 2003, the Company had no interest in an entity which would quality as a variable interest entity. As a result, the adoption of this standard will not have a material impact on the accompanying financial statements.

      In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 changes the accounting for certain financial instruments that, under previous guidance, could be classified as equity or “mezzanine” equity, including certain mandatorily redeemable instruments, by now requiring those instruments to be classified as liabilities in the statement of financial position. Further, SFAS No. 150 requires disclosure regarding the terms of those instruments and settlement alternatives. The Statement is effective for all interim periods beginning after June 15, 2003. The Company applied SFAS No. 150 to the shares subject to the put and call agreement issued to FS Acquisition, Inc., the successor-in-interest to Liberty FiTech Systems, Inc. for which redemption is certain to occur. Accordingly, those shares have been classified as a liability, “shares subject to redemption,” in the accompanying balance sheet. The adoption of this standard did not have a material impact on the Company’s other financial instruments.

      In May 2003, the Emerging Issues Task Force (EITF) reached a consensus on EITF Issue No. 03-5, Applicability of AICPA Statement of Position 97-2 to Non-Software Deliverables in an Arrangement Containing More-Than-Incidental Software. This issue addresses revenue recognition for arrangements that include non-software deliverables, such as hardware, that are more than incidental to the products or services as a whole. The consensus indicates that, if the software is not essential to the functionality of the non-software deliverable, the non-software deliverable is excluded from the scope of SOP 97-2. The Company expects that the impact of applying EITF 03-5 on its gross margin will depend on the timing and magnitude of its hardware sales. Under EITF 03-5, hardware revenue, previously bundled with software and recognized on a percentage of completion basis, may be recognized upon delivery of the hardware. In certain cases, this may result in earlier recognition of revenue than when the revenue was recognized under the previous methodology. To the extent that the Company has significant hardware sales in a period, this acceleration of revenue may result in lower gross margins in that period. However, the completion of the check imaging arrangements are normally not of long duration, so this impact is not expected to be material.

Stock Compensation

      At December 31, 2002, the Company has stock compensation plans which are more fully described in Note 10 to the Financial Statements. The Company applies the intrinsic value recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations and complies with the disclosure provisions of statement of SFAS No. 123, as amended by SFAS No. 148. Under APB 25, compensation expense is recognized over the vesting period to the extent that the fair market value of the underlying stock on the date of grant exceeds the exercise price of the employee stock option.

OPEN SOLUTIONS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following table illustrates the effect on net income (loss) if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock compensation:

	December 31,
				September 30,	September 30,
	2000	2001	2002	2002	2003

				(unaudited)
Net income (loss), as reported	$(14,665,000)	$(9,661,000)	$(2,897,000)	$(3,507,000)	$1,673,000
Add: Stock compensation expense included in reported net income (loss)	179,000	156,000	84,000	64,000	360,000
Subtract: Total stock compensation expense determined under fair value method	(809,000)	(1,704,000)	(1,933,000)	(1,433,000)	(1,844,000)

Pro forma net income (loss)	$(15,295,000)	$(11,209,000)	$(4,746,000)	$(4,876,000)	$189,000

Reported net income (loss) per share
Basic	$(7.42)	$(4.71)	$(1.18)	$(1.43)	$0.67
Diluted	(7.42)	(4.71)	(1.18)	(1.43)	0.18
Pro forma net income (loss) per share
Basic	(7.74)	(5.47)	(1.93)	(1.99)	0.08
Diluted	(7.74)	(5.47)	(1.93)	(1.99)	0.02

      The above pro forma results are not necessarily indicative of future pro forma results. Other disclosures required by SFAS No. 123 have been included in Note 10.

3.     Acquisitions

      The Company entered into five acquisitions which are summarized below:

	Global			HNC
	Payment	Sound		Financial	Liberty
	Systems	Software	Imagic	Solutions	FiTech Systems
	(2000)	(2001)	(2001)	(2002)	(2003)

Tangible assets acquired	$44,000	$270,000	$2,198,000	$1,078,000	$4,006,000
Purchased technology	1,038,000	832,000	1,880,000	1,193,000	530,000
In-process research and development	—	447,000	—	—	—
Goodwill	—	1,603,000	3,969,000	761,000	4,817,000
Other intangibles	—	196,000	80,000	—	6,700,000
Liabilities assumed	(246,000)	(383,000)	(3,897,000)	(979,000)	(4,089,000)

Purchase price	$836,000	$2,965,000	$4,230,000	$2,053,000	$11,964,000

      Each of these acquisitions was accounted for as a purchase transaction. Accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on estimates of fair value. The fair value of purchased technology was determined based on management’s valuation analysis utilizing an income approach that takes into account future cash flows. The excess of the purchase price over the fair value of the net assets acquired has been allocated to goodwill. The operating results of each business acquired have been included in the Company’s consolidated financial statements from respective dates of acquisition.

     Global Payment Systems

      On June 16, 2000, the Company purchased Global Payment Systems LLC (“Global Payment Systems”) for cash and 21,460 shares of Series F Preferred Stock. Global Payment Systems was acquired to provide us with a web-based cash management system. The acquisition was accounted for as a purchase transaction, and operating results of Global Payment Systems are included in the Company’s financial statements from the date of acquisition.

OPEN SOLUTIONS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Sound Software

      On August 3, 2001, the Company completed the acquisition of Sound Software Development, Inc. (“Sound Software”) in exchange for $1,700,000 in cash, 80,472 shares of Series G Preferred Stock and 55,496 shares of common stock. Sound Software was acquired to expand the Company’s product offering to include loan origination software. In conjunction with the acquisition, the Company incurred approximately $113,000 of acquisition-related costs. The purchased technology related to this transaction is amortized over its estimated useful life of two to five years.

      The Company recorded a one-time write-off of $447,000 in August 2001 relating to the value of in-process research and development acquired as part of the purchase that had not yet reached technological feasibility and had no alternative future use. Accordingly, this amount was immediately charged to expense in the consolidated statement of operations upon consummation of the acquisition. The value assigned to acquired in-process technology was determined by identifying any research projects at Sound Software for which technological feasibility had not been established. One such project was identified and related to the upgrade of Sound Software’s mortgage product. The value of in-process research and development was determined based on management’s projected incremental cash flow estimated to be derived from the completed project discounted back to their present value using a discount rate of 20%. The discount rate was determined after consideration of our rate of return on equity capital, the weighted average return on invested capital and the risk associated with achieving anticipated sales related to the Sound Software technology acquired. The project was approximately 50% complete at the date of acquisition.

Imagic

      On December 14, 2001, the Company acquired Imagic Corporation (“Imagic”) in exchange for $1,830,000 in cash and 314,486 shares of Company common stock. The assumed liabilities included a note payable of $748,000 that was subsequently paid in full in January 2002. Imagic was acquired to expand the Company’s product offerings to include check imaging software and services. The acquisition was consummated December 14, 2001, but for accounting purposes the transaction was treated as effective December 1, 2001. The activity during the intervening period was not material. In conjunction with the acquisition, the Company incurred approximately $120,000 of acquisition-related costs. The purchased technology related to this transaction is amortized over its estimated useful life of seven years.

      The financial information in the table below summarizes the combined results of operations of the Company and Imagic on a pro forma basis, as though the companies had been combined as of the beginning of the period being presented below. This pro forma financial information is presented for informational purposes only and is not necessarily indicative of the results of operations that would have been achieved had the acquisition actually taken place as of the beginning of the period being presented below.

	Year Ended December 31,

	2000	2001

Revenues	$24,998,000	$33,888,000
Net loss	(18,204,000)	(11,089,000)
Basic and diluted loss per share	(6.12)	(3.87)

HNC Financial Solutions

      During 2002, the Company acquired certain business operations from HNC Financial Solutions, Inc. (HNC Financial Solutions), a division of HNC Software Inc. (“HNC Software”) and an investor in the Company. These acquisitions were completed in March 2002 and October 2002.

      On March 29, 2002, the Company acquired fixed assets and intellectual property rights of HNC Financial Solutions, and assumed certain future software maintenance and support obligations in exchange for

OPEN SOLUTIONS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

a $500,000 promissory note. Concurrent with the acquisition, the Company entered into a license and service agreement with HNC Financial Solutions for additional software. For these rights, the Company paid $564,000 in cash, of which $400,000 was paid immediately with the remaining $300,000 scheduled to be paid in 11 monthly installments through February 2003. From April 2002 through October 2002, the Company paid 6 installments, representing $164,000 of the $300,000 obligation. As part of the October 2002 acquisition described below, the remaining balance of $136,000 was forgiven. Upon the acquisition of this business, the Company employed HNC Financial Solutions’ employees involved with this business, including sales, development, implementation and customer support personnel. This acquisition expanded the Company’s product offering to include financial accounting, asset/liability, management and financial planning products.

      On October 31, 2002, the Company subsequently purchased from HNC Software the underlying intellectual property rights to the additional software that had been licensed in the March 2002 transaction, accounts receivable, fixed assets and related future software maintenance and support obligations in exchange for a $950,000 promissory note. Upon the acquisition of this business, the Company employed additional employees of HNC Financial Solutions involved with this business. The purchased technology related to the March 2002 and October 2002 transaction is amortized on a straight-line basis over its estimated useful life of seven years. In conjunction with these transactions, the Company incurred approximately $39,000 of acquisition-related costs. This acquisition expanded the Company’s financial product offering to include profitability analysis.

(Unaudited)

Liberty FiTech Systems, Inc.

      On July 1, 2003, the Company acquired from Liberty Enterprises, Inc. (“Liberty”) substantially all of the operating assets, and assumed certain liabilities, of Liberty FiTech Systems, Inc. (“FiTech”), a provider of core processing software and related services for credit unions, for $6,850,000 in cash, an additional $1,150,000 in cash which is subject to an escrow arrangement between the parties, a promissory note in the amount of $1,904,000 and 133,195 shares of the Company’s common stock. The escrowed cash of $1,150,000 was released from escrow in September 2003. In conjunction with the acquisition, the Company incurred approximately $260,000 of acquisition-related costs. The purchased technology related to this acquisition is being amortized over its estimated useful life of five years. The other intangible assets of $6,700,000, comprised of customer lists, are being amortized approximately $140,000 per quarter over their useful life of 12 years.

      The common stock issued to FiTech is subject to a put and call agreement whereby the Company will have the right to purchase, or FiTech will have the right to sell, the common stock to the other party at $13.51 per share, or approximately $1,800,000. The right is effective from June 30, 2004 through June 30, 2005, or upon the initial public offering of the Company’s common stock. On September 3, 2003, FS Acquisition, Inc., the successor-in-interest to Liberty FiTech Systems, Inc., exercised its put right pursuant to this put and call agreement with respect to these shares. Accordingly, on the date of the closing of this offering, the Company expects to purchase these 133,195 shares at a price of $13.51 per share, or an aggregate of approximately $1,800,000.

      The financial information in the table below summarizes the combined results of operations of the Company and FiTech on a pro forma basis, as though the companies had been combined as of the beginning of the period being presented below. This pro forma financial information is presented for informational

OPEN SOLUTIONS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

purposes only and is not necessarily indicative of the results of operations that would have been achieved had the acquisition actually taken place as of the beginning of the period being presented below.

		Nine Months Ended
	Year Ended	September 30,
	December 31,
	2002	2002	2003

Revenues	$60,775,000	43,462,000	$50,248,000
Net loss	(5,819,000)	(4,434,000)	(113,000)
Net loss per share — basic and diluted	(2.37)	(1.81)	(0.05)

      Pro forma results of operations have not been presented for the acquisition of Global Payment Systems, Sound Software and HNC Financial Solutions, as results of operations of the acquired businesses are not significant to the Company.

4.     Fixed Assets

	December 31,
			September 30,
	2001	2002	2003

			(unaudited)
Computer equipment	$5,816,000	$7,340,000	$9,970,000
Office furniture and equipment	1,436,000	1,534,000	1,612,000
Leasehold improvements	897,000	941,000	1,020,000

	8,149,000	9,815,000	12,602,000
Less: accumulated depreciation	(3,378,000)	(5,238,000)	(6,963,000)

	$4,771,000	$4,577,000	$5,639,000

      Depreciation and amortization expense was $890,000, $1,284,000, $1,860,000, $1,361,000 (unaudited) and $1,725,000 (unaudited) for the years ended December 31, 2000, 2001 and 2002, and the nine months ended September 30, 2002 and September 30, 2003, respectively.

5.     Capitalized Software Costs

      Capitalized software costs include completed technology acquired in business combinations. Additions to capitalized purchased technology costs were $1,038,000, $2,712,000, $1,193,000, $1,148,000 (unaudited) and $530,000 (unaudited) for the years ended December 31, 2000, 2001 and 2002 and for the nine months ended September 30, 2002 and 2003, respectively.

      Capitalized software costs also include costs associated with purchased third-party software. Additions to purchased third-party software were $1,621,000, $320,000, $50,000, $10,000 (unaudited) and $20,000 (unaudited) for the years ended December 31, 2000, 2001 and 2002 and for the nine months ended September 30, 2002 and 2003, respectively. Capitalized software costs also include costs related to the development and purchase of internal-use software.

OPEN SOLUTIONS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      A summary of the components of capitalized software costs is as follows:

	December 31,
			September 30,
	2001	2002	2003

			(unaudited)
Purchased technology	$4,198,000	$5,391,000	$5,921,000
Internal use software	1,746,000	1,746,000	1,746,000
Purchased third-party software	372,000	422,000	442,000

	6,316,000	7,559,000	8,109,000
Less: accumulated amortization	(2,609,000)	(3,985,000)	(4,950,000)

	$3,707,000	$3,574,000	$3,159,000

      Amortization expense related to capitalized software costs for the years ended December 31, 2000, 2001 and 2002, and the nine months ended September 30, 2002 and September 30, 2003 was $1,133,000, $1,738,000, $1,376,000, $1,072,000 (unaudited) and $1,105,000 (unaudited), respectively.

      Amortization expense for each of the next five years ended December 31 is expected to approximate:

2003	$1,283,000
2004	650,000
2005	503,000
2006	449,000
2007	423,000

6.     Accrued Expenses

	December 31,
			September 30,
	2001	2002	2003

			(unaudited)
Compensation	$2,092,000	$2,506,000	$2,686,000
Third party license fees	814,000	741,000	1,396,000
Accrued hardware purchases	—	476,000	997,000
Sales tax payable	124,000	319,000	13,000
Other	1,357,000	776,000	993,000

	$4,387,000	$4,818,000	$6,085,000

7.     Long-Term Debt

Line of Credit and Equipment Term Loan

      On April 29, 2003, the Company secured a bank facility upon which it can draw an aggregate amount of $4,000,000. The facility provides for funding of up to $2,000,000 for an Equipment Term Loan and $2,000,000 for a Working Capital Line. The Equipment Term Loan bears interest at the greater of the prime rate plus 1% and 5.75%. The Working Capital Line bears interest at the greater of the prime rate plus 0.5% and 5.25%. The initial advance under the Equipment Term Loan may include equipment purchases made on or after January 1, 2002 and is available for further draw down for equipment purchases through October 29, 2003 with a 30-month amortization schedule. The Working Capital Line expires on April 29, 2004. The facilities are collateralized by the tangible assets of the Company, excluding assets of its subsidiaries, and are subject to certain restrictive covenants. Management believes that the Company is in compliance with such covenants at September 30, 2003.

OPEN SOLUTIONS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Long-Term Debt

      On December 14, 2001, the Company assumed a note payable in conjunction with the acquisition of Imagic of $748,000. The note was subsequently paid in full in January 2002.

      On March 29, 2002, the Company entered into a promissory note agreement for $500,000 with HNC Financial Solutions, a division of HNC Software and an investor in the Company, in conjunction with the acquisition of a business (see Note 3). The promissory note agreement specifies an interest rate of 6% with the principal and interest balance due in full on March 29, 2004. The promissory note is collateralized by the purchased assets.

      On October 31, 2002, the Company entered into a promissory note agreement for $950,000 with HNC Software as part of an additional business acquisition. The promissory note agreement specifies an interest rate of 4.5%, and the principal balance and interest are due in full on October 31, 2005. The promissory note is collateralized by purchased assets. A portion of the promissory note was initially subject to acceleration in the event that an existing client of HNC Software paid the Company $750,000 or any portion thereof. If the $750,000 or any portion thereof was not collected by the Company on or before April 30, 2003, the original principal amount of the promissory note was to be reduced on a dollar-for-dollar basis and any remaining receivable was to be assigned back to HNC Software. As of September 30, 2003, the Company received payment of $750,000 from the customer, and the promissory note is due and payable. As of September 30, 2003, the Company had not yet paid down the promissory note. As of December 31, 2002 and September 30, 2003, this note was recorded within Long-Term Debt from Related Party, Current Portion in the accompanying balance sheet.

(Unaudited)
      On July 1, 2003, the Company entered into a promissory note agreement with FiTech as part of a business acquisition. The promissory note bears interest at 5% and is due in two installments, $1,704,000 on June 30, 2004 and $200,000 on December 31, 2004. FiTech may require repayment of the note in full upon the closing of the initial public offering of the Company’s common stock.

Long-term debt consists of the following:

	December 31,
			September 30,
	2001	2002	2003

			(unaudited)
Equipment term loan due November 1, 2005 bearing interest at prime plus 1%	$—	$—	$1,439,000
Promissory note from related party bearing interest at 6% due in full March 29, 2004	—	500,000	500,000
Promissory note from related party bearing interest at 4.5% due in full October 31, 2005; $750,000 is classified as current, as described above	—	950,000	950,000
Note payable from Imagic, paid in full in January 2002	748,000	—	—

Promissory note bearing interest at 5% due in full June 30, 2004	—	—	1,704,000
Promissory note bearing interest at 5% due in full December 31, 2004	—	—	200,000
Less current portion	748,000	750,000	3,118,000

Long-term debt	$—	$700,000	$1,675,000

OPEN SOLUTIONS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Future maturities of long-term debt at December 31, 2002 for the years ended December 31:

2003	$750,000
2004	500,000
2005	200,000

8.     Capital Lease Obligations (Unaudited)

      In conjunction with the July 1, 2003 acquisition of FiTech, the Company assumed two capital leases for computer equipment. The capital leases are payable in monthly installments through March 2005 and have incremental borrowing rates of 5.5 and 7.5 percent. Both capital lease obligations are collateralized by the equipment under these leases.

      Capital lease obligations are comprised of the following:

September 30,
2003

Computer equipment lease	$562,000
Less: current maturities	(402,000)

$160,000

      Future minimum payments under these leases are as follows:

Three Months Ended December 31, 2003	$117,000
Year Ended December 31,
2004	469,000
2005	78,000

Total minimum lease payments	664,000
Amounts representing interest	(102,000)

Present value of minimum lease payments	$562,000

      The capitalized cost and accumulated amortization of assets acquired under capital leases included in the amounts presented above, are summarized as follows:

September 30,
2003

Computer equipment	$711,000
Accumulated amortization	(102,000)

$609,000

      Amortization expense for property and equipment under capital leases amounted to approximately $102,000 for the nine months ended September 30, 2003.

9.     Capital Stock and Redeemable Convertible Preferred Stock

Capital Stock

      The Company’s Certificate of Incorporation authorizes up to 57,189,219 shares, of which 45,000,000 are common stock and 12,189,219 are preferred stock.

OPEN SOLUTIONS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The Company has reserved shares of common stock as follows:

	December 31,
			September 30,
	2001	2002	2003

			(unaudited)
Conversion of preferred stock	8,406,358	8,406,358	8,406,358
Conversion of preferred stock upon exercise of warrants	296,935	—	—
Exercise of options	5,052,395	5,082,194	5,205,065

	13,755,688	13,488,552	13,611,423

Redeemable Convertible Preferred Stock

	December 31,
			September 30,
	2001	2002	2003

			(unaudited)
Mandatorily Redeemable Convertible Preferred Stock:
Series F preferred stock, $0.01 par value; 3,498,479 shares authorized, 3,358,371 issued and outstanding at $9.32 per share (redemption value $31,300,000, liquidation preference $62,600,000)	$31,100,000	$31,100,000	$31,100,000

Redeemable Convertible Preferred Stock:
Series A-1 preferred stock, $0.01 par value; 1,000,000 shares authorized, 1,000,000 issued and outstanding at $1.50 per share; (no stated redemption value, liquidation preference $1,500,000)	1,500,000	1,500,000	1,500,000
Series A-2 preferred stock, $0.01 par value; 583,333 shares authorized, 583,333 issued and outstanding at $3.00 per share; (redemption value $500,000, liquidation preference $1,750,000)	1,656,000	1,656,000	1,656,000
Series B preferred stock, $0.01 par value; 1,736,250 shares authorized, 1,736,250 issued and outstanding at $3.00 per share; (redemption value $5,402,000, liquidation preference $5,209,000)	5,363,000	5,363,000	5,363,000
Series C preferred stock, $0.01 par value; 1,375,000 shares authorized, 1,361,111 issued and outstanding at $4.50 per share; (redemption value $6,333,000, liquidation preference $6,125,000)	6,315,000	6,315,000	6,315,000
Series D preferred stock, $0.01 par value; 1,250,000 shares authorized, 833,333 issued and outstanding at $6.00 per share; (redemption value and liquidation preference $5,000,000)	4,978,000	4,978,000	4,978,000

OPEN SOLUTIONS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	December 31,
			September 30,
	2001	2002	2003

			(unaudited)
Series E preferred stock, $0.01 par value; 746,157 shares authorized, 746,157 issued and outstanding at $8.00 per share; (redemption and liquidation preference $5,969,000)	5,945,000	5,945,000	5,945,000
Series G preferred stock, $0.01 par value; 2,000,000 shares authorized, 80,472 issued and outstanding at $9.32 per share; (redemption and liquidation preference $750,000)	723,000	723,000	723,000

	$26,480,000	$26,480,000	$26,480,000

      As of September 30, 2003 all warrants issued have been exercised or have expired.

Mandatorily Redeemable Convertible Preferred Stock

      In March 2000, the Company issued a group of investors 2,145,925 shares of Series F Mandatorily Redeemable Convertible Preferred Stock at $9.32 per share for $20,000,000. In June 2000, 21,460 shares were issued as consideration in the purchase of certain assets and liabilities of Global Payment Systems. During 2001, the Company issued an additional 1,190,986 shares of Series F Preferred Stock at $9.32 per share. The Series F Preferred Stock has similar redemption features as the Series B, Series C, Series D and Series E Redeemable Convertible Preferred Stock. Additionally, the Series F has a Put Exercise Redemption Election (“Put Election”) and an Ordinary Redemption Election (“Ordinary Election”). Under the Put Election, the holders of not less than 10% of the Series F have the right to compel the Company to redeem the Series F following the Company’s failure to maintain a Connecticut presence at any time prior to the earlier of i) the date on which Connecticut Innovations, Incorporated (“CII”) or Connecticut Innovations/Webster LLC (“CII-Webster”) no longer hold any securities, ii) upon the closing of a Qualified IPO, or iii) upon the closing of an acquisition of the Company in connection with each of CII and CII-Webster receiving a liquidating distribution in exchange for all securities held by them. Under the Put Election, the Series F holders are entitled to a redemption price of the greater of i) $27.03 plus declared but unpaid dividends, ii) the fair market value of one share of common stock or iii) $13.51 plus 25% annually compounded interest. Under the Ordinary Election, the holders of not less than 25% have the right to compel the Company to redeem the Series F commencing on March 16, 2005, unless a Qualified IPO has closed prior to such time, and at any time thereafter within certain Redemption Exercise Periods through April 15, 2007. Under the Ordinary Election, the Series F holders are entitled to a redemption price of the greater of i) $13.51 plus declared but unpaid dividends and ii) the fair market value of one share of common stock.

      The conversion formula for the Series F preferred stock provides for adjustment of the Series F preferred stock conversion price in the event of an IPO where the IPO price is less than $27.03 per share. Holders of Series F preferred stock will receive shares of common stock in an IPO with an aggregate value of $62,600,000. The current recorded value of Series F preferred stock is $31,100,000 and as a result, upon the closing of an IPO, the Company would record an accretion charge of $31,500,000 in stockholders’ equity (deficit). This accretion charge would result in a non-cash deduction from income attributable to holders of common stock and a deduction in related earnings per share.

Redeemable Convertible Preferred Stock

      In February 1994, the Company issued 1,000,000 shares of preferred stock designated as Series A-1 Preferred Stock at $1.50 per share. In conjunction with the issuance of the Series A-1 Preferred Stock, the Company issued two warrants to purchase an aggregate of 333,333 shares of Series A-2 Preferred Stock with

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

an exercise price of $3.00 per share. The warrant was subsequently converted to 333,333 shares of Series A-2 Preferred Stock in September 1994 for $1,000,000.

      In September 1994, the Company issued an additional 83,333 shares of preferred stock designated as Series A-2 Preferred Stock at $3.00 per share.

      In May 1995, the Company issued to CII 166,667 shares of Series A-2 Preferred Stock at $3.00 per share for $500,000. As a requirement of the funding, the Company must maintain its principal place of business and conduct the majority of its operations in Connecticut. If the Company fails to maintain its Connecticut presence, CII may require the Company to purchase CII’s shares at a redemption price of the greater of the original purchase price plus a 25% annual compounded rate of return or the fair market value of the shares. In addition, CII may require the Company to purchase its shares if the company is a private company and is acquired by a third party or if the Company disposes of substantially all of its assets to a third party. Management does not consider any of the events that would trigger mandatory redemption to be probable, including taking actions that impact its Connecticut presence, and does not accrue for accretion.

      In December 1995, the Company issued to a group of investors 1,543,334 shares of Series B Preferred Stock at $3.00 per share for $4,630,000. In conjunction with the sale, the Company issued 192,916 warrants to purchase additional shares of Series B Preferred Stock at $4.00 per share of which 107,291, 1,042 and 84,583 warrants were exercised in 2001, 2000 and 1998, respectively. The Series B Preferred Stock has similar redemption features as the May 1995 Series A-2, except upon a failure to maintain a Connecticut presence, the redemption price would be equal to the greater of the original purchase price plus a 40% annual compounded rate of return, or the fair market value of the shares.

      In October 1996, the Company issued to a group of investors 1,222,222 shares of Series C Preferred Stock at $4.50 per share for $5,500,000. In conjunction with the sale, the Company issued 152,778 warrants to purchase additional shares of Series C Preferred Stock at $6.00 per share, of which 97,222 and 41,667 warrants were exercised in 2001 and 1998, respectively.

      In August 1997, the Company issued to an investor 833,333 shares of Series D Preferred Stock at $6.00 per share for $5,000,000. In conjunction with the sale, the Company issued 416,667 warrants to purchase additional shares of Series D Preferred Stock at $6.00 per share, which expired unexercised in 2002. Concurrent with the preferred stock offering, a wholly-owned subsidiary of the investor in the Series D Preferred Stock offering also entered into a marketing and distribution agreement with the Company. See Note 14 for additional information.

      In April 1999, the Company issued to an investor 746,157 shares of Series E Preferred Stock at $8.00 per share for approximately $5,900,000.

      In August 2001, 80,472 shares of Series G Preferred Stock were issued as consideration in the acquisition of Sound Software (Note 3).

Rights and Preferences of Preferred Stock

      The Series C, Series D and Series E have similar redemption features as the Series B. The rights of CII and the holders of Series B, Series C, Series D, Series E and Series F Preferred Stock to redeem their shares if the Company fails to maintain a Connecticut presence terminate upon the closing of a public offering.

      Each share of the Series A-1, Series A-2, Series B, Series C, Series D, Series E, Series F and Series G is convertible at any time into shares of common stock as determined by dividing the original issuance price for such series by the conversion price in effect at the time of conversion. The initial conversion price is the original issuance price, subject to certain antidilution provisions, including the reverse stock split which was effected prior to the closing of the offering.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      All Series of Preferred Stock are convertible immediately into common stock upon the Company’s sale of common stock in a firm commitment underwritten IPO of at least $20,000,000 and with an offering price per share of at least $6.00 for the Series A-1, Series A-2 and Series B and $7.50 for the Series C, Series D and Series E where the common stock is listed for trading on the Nasdaq National Market. In the event the Company closes an IPO and the per share offering price is less than $27.03, then the conversion price for the Series F is the product of i) the IPO price divided by $27.03 and ii) the conversion price in effect immediately prior to such IPO, which will be $27.03.

      The holders of preferred stock are entitled to receive noncumulative cash dividends when and as declared by the Board of Directors and have similar voting rights as common stockholders in addition to certain other defined voting rights. In the event of any voluntary or involuntary liquidation of the Company, including change of control, the holders of Series A-1, Series A-2, Series B, Series C, Series D, Series E, Series F and Series G Preferred Stock shall be entitled to all unpaid dividends at the time of liquidation and $1.50, $3.00, $3.00, $4.50, $6.00, $8.00, $18.64 and $9.32, respectively, per share as a liquidating distribution prior to any liquidating distribution to the common stockholders. Upon the completion of the required per share distribution, the remaining assets shall be distributed pro rata among the holders of preferred stock and common stock based on the number of shares of common stock held by each, assuming conversion of all preferred stock.

10.	Stock Option Plans

1994 Stock Option Plan

      The Company has established the 1994 Stock Option Plan (the “1994 Plan”) for employees, officers, directors, and consultants to the Company under which the Board of Directors may grant incentive stock options and non-qualified stock options. Incentive stock options will be granted at the fair value of the Common Stock at the time of grant, as determined by the Board of Directors. Generally, incentive stock options vest 25% on the first anniversary of the date of grant and then ratably on a monthly basis over the subsequent three years. In certain circumstances, at the discretion of the Board of Directors, options are granted with a vesting schedule of other than four years. Non-qualified stock options have a vesting period as determined by the Board of Directors generally vesting 25% on the first anniversary of the date of grant and then ratably on a monthly basis over the subsequent three years. The stock options are exercisable over a period of ten years from the date of grant.

      The Company’s 1994 Plan was amended by the Board of Directors in March 2000 to provide for acceleration of vesting upon an acquisition event, as defined, subject to revision by the Board of Directors. The 1994 Plan was further amended by the Board of Directors in August 2003 to allow for options to be granted that may be transferred to family members or trusts for bona fide estate planning purposes. The maximum number of shares that are issuable under the 1994 Plan is 2,068,965. Upon the closing of an initial public offering, no further option grants will be made under the 1994 Plan.

  2000 Stock Incentive Plan

      The Company’s 2000 Stock Incentive Plan (the “2000 Plan”) was adopted by the Board of Directors and approved by the stockholders in December 2000. A maximum of 3,790,220 shares of common stock are issuable under the plan. This maximum number of 3,790,220 shares increases each January 1 during the term of the plan by an additional number of shares of common stock equal to 5% of the total number of shares of common stock issued and outstanding as of the close of business on the preceding December 31. An amendment to the 2000 Plan was adopted by the Board of Directors in August 2003 and approved by the stockholders in October 2003 to limit the aggregate number of shares of common stock issuable under the plan to 10,344,827 shares, notwithstanding the annual increase in the number of shares issuable under the

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

plan. No participant in this plan may in any year be granted stock options or awards with respect to more than 344,827 shares of common stock.

      Under the 2000 Plan, the Company has granted shares of restricted common stock to its officers, directors and certain key employees. The restricted stock activity is summarized below:

Nine Months
Ended
September 30,
2003

(unaudited)
Outstanding shares at beginning of period	—
Granted	680,530
Canceled	—

Outstanding shares at end of period	680,530

      The restricted stock vests over seven years. The weighted average fair value of restricted stock granted was $4.81 at the time of grant. Upon issuance of the restricted stock, unearned compensation equivalent to the $3,276,000 market value at the date of grant is charged to a separate component of shareholders’ equity and subsequently amortized over the vesting period. Stock compensation expense related to the restricted stock for the nine months ended September 30, 2003 was $195,000 (unaudited). Upon a change in control or IPO, vesting will be automatically accelerated and the Company will record compensation expense equal to the number of shares of unvested restricted stock multiplied by its fair value on the date of grant.

      The 2000 Plan is administered by the compensation committee of the Board of Directors, which has the authority to determine which individuals are eligible to receive options or restricted stock awards, and the terms of those options or awards. The exercise price of non-qualified stock options granted under this plan may not be less than 85% of the fair market value of a share of common stock on the date of grant, or 100%, in the case of incentive stock options. The options become exercisable at such time or times as are determined by the compensation committee and expire after a specified period that may not exceed ten years.

      Upon the acquisition of 50% or more of the Company’s outstanding common stock pursuant to a hostile tender offer, each option granted to an officer of the Company, if it has been outstanding for at least six months, will automatically be canceled in exchange for a cash distribution to the officer based upon the difference between the tender offer price and the exercise price of the option.

      In the event the Company is acquired, vesting of options and restricted stock awards granted under the 2000 Plan will accelerate to the extent that the options or the Company’s repurchase rights with respect to restricted stock awards are not assumed by or assigned to the acquiring entity. The compensation committee also has discretion to provide for accelerated vesting of options and restricted stock awards upon the occurrence of certain changes in control. Accelerated vesting may be conditioned upon subsequent termination of the affected optionee’s service.

      With the consent of an option holder, the compensation committee can cancel that holder’s options and replace them with new options for the same or a different number of shares having an exercise price based upon the fair market value of the Company’s common stock on the new grant date. The Company has not canceled and reissued any options as of September 30, 2003.

      The Company’s board of directors may amend or modify the 2000 Plan at any time subject to the rights of holders of outstanding options. This plan will terminate on December 20, 2010.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

  2003 Stock Incentive Plan

      The Company’s 2003 Stock Incentive Plan (the “2003 Plan”) was adopted by the Board of Directors in August 2003 and will be effective upon the closing of an IPO. This plan provides for the grant of incentive stock options, nonqualified stock options and restricted stock awards to the Company’s employees, officers, directors, consultants and advisors. A maximum of 2,068,965 shares of common stock will be reserved for issuance under this plan. No participant in this plan may in any year be granted stock options or awards with respect to more than 344,827 shares of common stock.

      The 2003 Plan will be administered by the Board of Directors, which has the authority to determine which individuals are eligible to receive options or restricted stock awards and the terms of those options or awards.

      Upon the acquisition of 50% or more of the Company’s outstanding common stock pursuant to a hostile tender offer, each option granted to an officer of the Company, if it has been outstanding for at least six months, will automatically be canceled in exchange for a cash distribution to the officer based upon the difference between the tender offer price and the exercise price of the option.

      In the event the Company is acquired or the Company’s common stock is exchanged for other consideration, vesting of options and restricted stock awards granted under the 2003 Stock Incentive Plan will accelerate to the extent that the options or the Company’s repurchase rights with respect to restricted stock awards are not assumed by or assigned to the acquiring entity. The Board of Directors can additionally cause any options or restricted stock awards to become fully exercisable at any other time. With the consent of an option holder, the Board of Directors can cancel that holder’s options and replace them with new options for the same or a different number of shares having an exercise price based upon the fair market value of the Company’s common stock on the new grant date.

      The Board of Directors may amend or modify the 2003 Plan at any time subject to the rights of holders of outstanding options. This plan will terminate in August 2013. As of September 30, 2003, no options or awards were issued pursuant to the 2003 Plan.

  2003 Employee Stock Purchase Plan

      The Company’s 2003 Employee Stock Purchase Plan (the “2003 ESPP”) was adopted by the Board of Directors in August 2003, to be effective upon the closing of an IPO. The purchase plan authorizes the issuance of up to a total of 1,379,310 shares of the Company’s common stock to participating employees through payroll deductions. The plan is intended to qualify as an “employee stock purchase plan” under Section 423 of the Internal Revenue Code.

      All of the Company’s employees, are eligible to participate in the purchase plan if:

•	he or she is employed for more than 20 hours per week and for more than five months in a calendar year, and

•	he or she is employed on the first day of the applicable offering period under the purchase plan.

      Employees who would immediately after the grant own 5% or more of the total combined voting power or value of the Company’s stock are not eligible to participate in the purchase plan.

      Employees are eligible to participate in the purchase plan at the beginning of each six-month offering period. Employees may elect to withhold up to 10% of their compensation to purchase shares of the Company’s common stock at a price equal to 85% of the fair market value of the stock on the first and last day of the offering period, whichever is lower. As of September 30, 2003, no shares or awards were issued pursuant to the 2003 ESPP.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      A summary of stock option activity under the 1994 Plan and 2000 Plan is as follows.

		Weighted
		Average
	Number of	Exercise
	Shares	Price

Outstanding at December 31, 1999	1,399,479	3.09
Granted	257,448	6.86
Canceled	(76,044)	7.09
Exercised	(185,960)	0.64

Outstanding at December 31, 2000	1,394,923	3.90
Granted	926,858	7.25
Canceled	(120,708)	6.77
Exercised	(12,071)	0.85

Outstanding at December 31, 2001	2,189,002	5.18
Granted	491,886	7.25
Canceled	(288,683)	6.57
Exercised	(88,163)	0.87

Outstanding at December 31, 2002	2,304,042	5.60
Granted (unaudited)	562,620	2.97
Canceled (unaudited)	(28,647)	6.76
Exercised (unaudited)	(875)	5.52

Outstanding at September 30, 2003 (unaudited)	2,837,140	5.12

      The following table summarizes information regarding stock options granted during the years ended December 31, 2000, 2001 and 2002 and nine months ended September 30, 2003:

			Weighted
			Average
		Weighted	SFAS 123
	Number of	Average	Fair Value
	Options	Exercise	at Grant
	Granted	Price	Date

2000
Options granted with an exercise price equal to market value	188,483	$7.25	$4.98
Options granted with an exercise price less than market value	68,965	5.80	5.25
2001
Options granted with an exercise price equal to market value	926,858	7.25	4.85
2002
Options granted with an exercise price greater than market value	491,886	7.25	1.39
2003 (unaudited)
Options granted with an exercise price equal to market value	11,034	7.25	1.45
Options granted with an exercise price less than market value	551,586	2.89	4.51

      As of December 31, 2001 and 2002, there were 967,477 and 1,291,789 shares exercisable at a weighted average exercise price of $2.19 and $4.45, respectively.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following table summarizes additional information about stock options outstanding at December 31, 2002:

Options Outstanding				Options
				Exercisable
	Number	Weighted
	Outstanding	Average		Number
	at	Remaining	Weighted	Exercisable at
Exercise	December 31,	Contractual Life	Average	December 31,
Price	2002	in Years	Exercise Price	2002

0.22	206,207	1.63	0.22	206,207
0.44	176,207	3.39	0.44	176,207
0.65	10,579	5.74	0.65	10,579
3.99	81,207	4.85	3.99	81,207
5.80	546,069	6.79	5.80	431,876
6.53	2,069	5.29	6.53	2,069
7.25	1,277,221	8.49	7.25	379,161
8.70	4,483	5.48	8.70	4,483

	2,304,042			1,291,789

      The weighted average SFAS No. 123 fair value at grant date was $5.12, $4.85, $1.39, $1.40 (unaudited) and $4.45 (unaudited) for options granted in the years ended December 31, 2000, 2001 and 2002, and the nine months ended September 30, 2002 and September 30, 2003, respectively.

      The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for options granted during the applicable period:

				September 30,	September 30,
	2000	2001	2002	2002	2003

				(unaudited)
Risk free interest rate	5.04%	4.89%	3.32%	3.50%	3.96%
Expected dividend yield	None	None	None	None	None
Expected life of option	6 years	6 years	6 years	6 years	6 years
Expected volatility	74%	71%	72%	72%	74%

      The fair value method requires the input of highly subjective assumptions, including expected stock price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate. See Note 2 for additional disclosures required by SFAS No. 123 and SFAS No. 148.

      From 1995 through 2000 and in the nine months ended September 30, 2003, the Company issued stock options with an exercise price less than the then-current fair market value of common stock. Compensation expense related to such option grants is being recognized ratably over the four-year vesting period and totaled $179,000, $156,000, $84,000, $64,000 (unaudited) and $165,000 (unaudited) for the years ended December 31, 2000, 2001 and 2002 and the nine months ended September 30, 2002 and September 30, 2003, respectively. Accrued compensation of $147,000 and $59,000 (unaudited) was reversed against Additional Paid-In Capital related to expiration of vested stock options for the year ended December 31, 2002 and nine months ended September 30, 2003.

11.     401(k) Plan

      The Company has established a voluntary 401(k) plan in which all full-time employees are eligible to participate. The Company provides matching contributions of 25% of the first four percent of the employee’s compensation that is deferred under the plan which is funded on an annual basis. Eligible employees who

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

elect to participate in the 401(k) plan are generally vested in the Company’s matching contributions after three years of service. Company contributions for the years ended December 31, 2000, 2001 and 2002 and nine month ended September 30, 2002 and September 30, 2003 were $70,000, $114,000, $130,000, $0 (unaudited) and $0 (unaudited), respectively.

12.     Commitments and Contingencies

      At December 31, 2002, the Company was committed under facility and various other operating leases, which expire at various dates through 2005. Minimum future lease payments under noncancelable leases with a remaining term of greater than one year at December 31, 2002 are approximately as follows:

2003	$930,000
2004	994,000
2005	886,000

Total minimum obligations	$2,810,000

      Rent expense under operating leases was $708,000, $977,000, $1,072,000, $777,000 (unaudited) and $935,000 (unaudited) for the years ended December 2000, 2001 and 2002 and the nine months ended September 30, 2002 and September 30, 2003, respectively. The Company recognizes rent expense on a straight-line basis relating to a seven-year lease agreement with escalating payment terms expiring April 2005, which results in accrued rent expense of $109,000, $119,000, and $127,000 (unaudited) as of December 31, 2001 and 2002 and as of September 30, 2003, respectively.

      In May 2002, the Company entered into an employment agreement with its Chief Executive Officer (“CEO”). Under this agreement, which has a three-year term, the Company agreed to pay the CEO an annual base salary of $321,200 and a bonus based on the achievement of certain performance targets. The agreement provides for severance pay if employment terminates without cause or good reason equal to a year’s salary and the full amount of the CEO’s target bonus.

Legal Proceedings

      The Company is from time to time a party to legal proceedings which arise in the normal course of business. The Company is not currently involved in any material litigation, the outcome of which would, in management’s judgment based on information currently available, have a material adverse effect on the Company’s results of operations or financial condition, nor is management aware of any such litigation.

      In November 2000, a small consulting firm, Enserv, Inc. (“Enserv”), filed a complaint against the Company, alleging that the Company breached the terms of the value-added reseller agreement. The consulting firm alleged damages of approximately $6,000,000. As of December 31, 2002, the Company estimated the range of possible loss from $50,000 to $6,000,000. Since the Company did not estimate any point in the range as more likely than any other, the Company has accrued $50,000 in the accompanying financial statements as of December 31, 2002.

(Unaudited)

      On October 31, 2003, the Company and Enserv settled this dispute. Pursuant to the settlement, which includes mutual releases of the parties: (1) the Company made a payment to Enserv in the amount of $233,333; and (2) the Company and Enserv entered into a consulting agreement whereby Enserv will provide technical consulting services to the Company for two years for which Enserv will be paid $133,333 per year. The Company recorded an expense of $183,333 in the third quarter of 2003. The Company expects to record the $266,666 ratably during the twenty-four months following execution of the settlement documents as Enserv performs its obligations under the consulting agreement.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

13.     Income Taxes

      Significant components of the Company’s deferred tax asset at December 31, 2001 and 2002 and at September 30, 2003 are as follows:

			September 30,
	2001	2002	2003

			(unaudited)
Gross deferred tax assets
Net operating loss carryforwards	$12,872,000	$14,725,000	$12,957,000
Alternative minimum tax credits	—	—	93,000
State credits — Non research and development	—	280,000	280,000
Research and development credit carryforwards	1,573,000	1,664,000	1,763,000
Stock compensation expense	21,000	164,000	223,000
Deferred revenue	1,420,000	1,429,000	1,474,000
Other	397,000	315,000	691,000

	16,283,000	18,577,000	17,481,000

Gross deferred tax liability
Capitalized software development costs	934,000	502,000	466,000
Accelerated depreciation	246,000	165,000	37,000

	1,180,000	667,000	503,000

Valuation allowance	(15,103,000)	(17,910,000)	(16,978,000)

Net deferred tax asset	$—	$—	$—

      The valuation allowance increased by approximately $2.2 million, $2.8 million, and decreased approximately $932,000 for the years ended December 31, 2001 and 2002 and for the nine months ended September 30, 2003, respectively.

      The Company has provided a valuation allowance for the full amount of the net deferred tax asset as of December 31, 2001 and 2002 and September 30, 2003 since management has not determined realization of these future benefits to be more likely than not. If the Company achieves profitability, the deferred tax asset would be available, subject to certain annual limitations, to offset future income taxes.

      The differences between the federal statutory rate of 34 percent and the effective tax rate are primarily due to the following:

			September 30,
	2001	2002	2003

			(unaudited)
Income taxes based on federal statutory rate	$(3,369,000)	$(974,000)	$569,000
Increase (decrease) in taxes resulting from the following:
State income taxes net of federal tax benefit	(165,000)	21,000	59,000
Meals and entertainment	32,000	50,000	47,000
Research and development credit	(397,000)	(200,000)	(11,000)
Change in valuation allowance	3,609,000	862,000	(481,000)
Other	40,000	273,000	—

Income tax (benefit) provision	$(250,000)	$32,000	$183,000

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

			September 30,
	2001	2002	2003

			(unaudited)
Federal statutory rate	34.0%	34.0%	34.0%
Increase (decrease) in taxes resulting from the following:
State income taxes net of federal tax benefit	1.6%	(0.7)%	3.5%
Meals and entertainment	(0.3)%	(1.7)%	2.8%
Research and development credit	4.0%	7.0%	(0.6)%
Change in valuation allowance	(36.4)%	(30.1)%	(28.8)%
Other	(0.4)%	(9.6)%	—

Effective rate	2.5%	(1.1)%	10.9%

      For the year ended December 31, 2001, the Company recorded a Connecticut income tax benefit of $250,000. This benefit is the result of Connecticut legislation, which allows certain companies to obtain cash refunds from the State of Connecticut at an exchange rate of 65% of their research and development credits, in exchange for carrying forward the full amount of these credits into future tax years.

      At December 31, 2002 and September 30, 2003, the Company had approximately $38,699,000 and $34,179,000 (unaudited) of federal net operating loss carryforwards that begin expiring in 2007 and had approximately $31,341,000 and $26,725,000 (unaudited) of state net operating loss carryforwards, which begin to expire in year 2004. At December 31, 2002 and September 30, 2003, the Company had approximately $1,211,000 and $1,222,000 (unaudited) of federal research and development credit carryforwards that begin to expire in 2007, approximately $453,000 and $541,000 (unaudited) of state research and development credit carryforwards that do not expire, and approximately $280,000 and $280,000 (unaudited) of state non-research and development credit carryforwards, respectively. At September 30, 2003, the Company has alternative minimum tax credits of approximately $93,000 available to offset future federal taxes on an indefinite carryforward basis.

      As defined in the Internal Revenue Code, certain ownership changes limit the annual utilization of federal net operating loss and tax credit carryforwards. The Company experienced such an ownership change in December 1995 which limits approximately $3,200,000 of federal net operating loss carryforwards and $149,000 of research tax credits to a $307,000 annual Section 382 limitation. The Company’s planned IPO will cause an ownership change. Management believes that the IPO is unlikely to cause any additional Section 382 limitation. However, management will make a final determination upon the closing of the IPO.

14.     Related Parties

      A director of the Company is a member of management at one of the Company’s clients. Additionally, the Company holds its main operating bank account with this client. For the years ended December 31, 2000, 2001 and 2002 and the nine months ended September 30, 2002 and September 30, 2003, revenues from the client were $289,000, $1,240,000, $885,000, $686,000 (unaudited) and $453,000 (unaudited), respectively. As of December 31, 2001 and 2002 and September 30, 2003, $350,000, $5,000 and $13,000 (unaudited), respectively, was due from this client.

      On September 30, 2003, the Company entered into a software license agreement (see Note 15) with BISYS, a subsidiary of the BISYS Group, Inc., an investor in the Company’s Series D Preferred Stock. This software license agreement amended and restated a prior software license and marketing and distribution agreement between the Company and BISYS. The Group President, Information Services of The BISYS Group, Inc. is also a member of the Company’s Board of Directors. For the years ended December 31, 2000, 2001 and 2002, and the nine months ended September 30, 2002 and September 30, 2003, revenues of $1,137,000, $1,336,000, $2,919,000, $2,350,000 (unaudited) and $3,339,000 (unaudited) were recognized

OPEN SOLUTIONS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

under the previous version of this agreement, respectively. As of December 31, 2001 and 2002 and September 30, 2003, $240,000, $603,000 and $356,000 (unaudited), respectively, were due from this investor under the marketing and distribution agreement.

      During 2002, the Company acquired certain assets and intellectual property rights from HNC Software (see Note 3), who is also an investor in the Company’s Series E and F Preferred Stock. The Vice President of Corporate Development of Fair Isaac Corporation, the successor-in-interest to HNC Software Inc., is also a member of the Board of Directors of the Company.

15.     Amended Reseller Agreements (Unaudited)

      On September 30, 2003, the Company amended and restated its existing software license agreement with BISYS, one of its resellers. Effective September 1, 2003, BISYS became the Company’s national outsourcing reseller to provide data processing services to banks and thrifts in the United States using the Company’s The Complete Banking Solution software through BISYS’ outsourcing centers. In addition, BISYS will offer the Company’s complementary products and services, which will be BISYS’ exclusive offering for such products and services, to those banks and thrifts purchasing TotalCS. The agreement has a term of five years, with an option to renew for another five years by mutual consent or at BISYS’ option.

      Under the terms of the agreement, BISYS has agreed to pay the Company non-refundable minimum license fees related to the achievement of certain minimum sales requirements for both unit sales and license fees. BISYS will also pay an annual maintenance fee for each customer contract that BISYS maintains that uses the Company’s products or services. The Company has agreed not to compete with BISYS for the sale of data processing services using The Complete Banking Solution software on an outsourced basis to banks and thrifts in the United States, except in certain limited circumstances. The Company will also not provide any third-party reseller of The Complete Banking Solution software in the United States with more favorable prices and pricing terms, in the aggregate, than are provided to BISYS under the agreement. If, after September 30, 2005, BISYS fails to achieve the minimum sales requirements, the Company may terminate the limited non-compete and favorable price and pricing term obligations, but the Company will no longer be entitled to receive minimum license fee payments from BISYS. BISYS also has the right to terminate the minimum payment requirements after September 30, 2005 if it fails to achieve the minimum sales requirements, but BISYS will have an obligation for additional non-refundable minimum license fees in order to exercise this right. BISYS’ termination of the minimum payment requirements will automatically cancel the limited non-compete and favorable price and pricing term obligations. The Company has also agreed not to enter into a similar reseller agreement with any one of six named BISYS competitors before March 1, 2005.

      The Company has recorded $1,225,000 in revenue from BISYS in the third quarter related to minimum non-refundable licenses fees.

      On May 15, 2003, the Company amended its existing software license agreement with its primary regional reseller. This amendment removes the maximum fee limit from the original agreement for sales after December 9, 2002, and provides for payments to the Company upon both contract signing and upon the conversion of the end user financial institution.

OPEN SOLUTIONS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

16.     Selected Quarterly Financial Data (Unaudited)

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter

2001
Revenue	$5,018,000	$6,011,000	$8,464,000	$7,773,000
Gross profit	2,035,000	3,122,000	5,589,000	4,844,000
Loss from operations	(4,133,000)	(3,560,000)	(1,666,000)	(980,000)
Net loss	(4,037,000)	(3,415,000)	(1,552,000)	(657,000)
Basic loss per share	(2.02)	(1.70)	(0.75)	(0.30)
Diluted loss per share	(2.02)	(1.70)	(0.75)	(0.30)
2002
Revenue	$9,309,000	$10,676,000	$11,318,000	$13,042,000
Gross profit	4,237,000	5,681,000	5,721,000	7,124,000
Income (loss) from operations	(2,289,000)	(1,059,000)	(227,000)	565,000
Net income (loss)	(2,255,000)	(1,034,000)	(219,000)	611,000
Basic income (loss) per share	(0.94)	(0.42)	(0.09)	0.25
Diluted income (loss) per share	(0.94)	(0.42)	(0.09)	0.06
2003
Revenue	$12,340,000	$13,601,000	$17,427,000
Gross profit	6,659,000	7,572,000	9,023,000
Income from operations	95,000	864,000	915,000
Net income	77,000	790,000	806,000
Basic income per share	0.03	0.32	0.32
Diluted income per share	0.01	0.08	0.08

As described in Note 3, the Company has acquired four businesses during the periods above. These acquisitions have affected the Company’s revenues, results of operations, and financial condition. The operating results of each business acquired have been included in the Company’s financial statements from the respective dates of acquisition.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders

of Open Solutions Inc.:

      In our opinion, the accompanying balance sheets and the related statements of operations and accumulated deficit and of cash flows present fairly, in all material respects, the financial position of Liberty FiTech Systems, Inc. (a wholly-owned subsidiary of Liberty Enterprises, Inc.) at December 31, 2001, December 31, 2002 and June 30, 2003, and the results of its operations and cash flows for the years ended December 31, 2001, December 31, 2002 and for the six months ended June 30, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of Liberty FiTech Systems, Inc.’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      As discussed in Notes 3 and 6 to the financial statements, Liberty FiTech Systems, Inc. adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, effective January 1, 2002.

PricewaterhouseCoopers LLP

/s/ PRICEWATERHOUSECOOPERS LLP

Hartford, Connecticut
August 18, 2003

LIBERTY FITECH SYSTEMS, INC.

(a wholly-owned subsidiary of Liberty Enterprises, Inc.)
BALANCE SHEETS
December 31, 2001, December 31, 2002 and June 30, 2003

	December 31,	December 31,	June 30,
	2001	2002	2003

	(in thousands of dollars)
Assets
Current assets
Accounts receivable, net	$3,337	$3,494	$1,027
Prepaid expenses and other current assets	284	431	377

Total current assets	3,621	3,925	1,404

Fixed assets, net	1,509	1,048	960
Capitalized software costs, net	1,156	1,305	1,284
Goodwill, net	6,843	6,843	6,843
Other intangible assets, net	5,613	6,152	5,880

Total assets	$18,742	$19,273	$16,371

Liabilities and Stockholders’ Equity
Current liabilities
Capital lease obligations, current portion	$340	$331	$408
Long-term debt, current portion	—	—	241
Accounts payable	257	702	183
Accrued expenses	533	780	597
Deferred revenue, current portion	3,419	3,937	3,303

Total current liabilities	4,549	5,750	4,732

Deferred revenue, less current portion	449	829	635
Capital lease obligations, less current portion	695	364	259
Long-term debt, less current portion	241	391	150
Advances from Liberty	6,748	9,105	9,844

Total liabilities	12,682	16,439	15,620

Commitments and contingencies (Note 11)
Common stock	1	1	1
Additional paid-in capital	9,696	9,696	9,696
Accumulated deficit	(3,637)	(6,863)	(8,946)

Total stockholders’ equity	6,060	2,834	751

Total liabilities and stockholders’ equity	$18,742	$19,273	$16,371

The accompanying notes are an integral part of these financial statements.

LIBERTY FITECH SYSTEMS, INC.

(a wholly-owned subsidiary of Liberty Enterprises, Inc.)
STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT
Years Ended December 31, 2001, and 2002 and
Six Months Ended June 30, 2002 (unaudited) and 2003

	Years Ended		Six Months Ended
	December 31,		June 30,

	2001	2002	2002	2003

			(unaudited)

	(in thousands of dollars)
Revenues
Software license and services	$8,101	$10,146	$5,322	$5,654
Hardware	3,656	6,284	2,784	1,226

Total revenues	11,757	16,430	8,106	6,880
Cost of revenues
Software license and services	3,020	6,131	2,969	3,302
Hardware	2,956	5,311	2,381	1,175

Total cost of revenues	5,976	11,442	5,350	4,477

Gross margin	5,781	4,988	2,756	2,403
Operating expenses
Sales and marketing	1,382	2,001	981	1,223
Product development	1,057	491	266	184
General and administrative	6,063	5,325	3,000	2,802

Total operating expenses	8,502	7,817	4,247	4,209

Loss from operations	(2,721)	(2,829)	(1,491)	(1,806)
Interest expense	(257)	(397)	(159)	(277)

Net loss	(2,978)	(3,226)	(1,650)	(2,083)
Accumulated deficit, beginning of period	(659)	(3,637)	(3,637)	(6,863)

Accumulated deficit, end of period	$(3,637)	$(6,863)	$(5,287)	$(8,946)

The accompanying notes are an integral part of these financial statements.

LIBERTY FITECH SYSTEMS, INC.

(a wholly-owned subsidiary of Liberty Enterprises, Inc.)
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2001 and 2002 and
Six Months Ended June 30, 2002 (unaudited) and 2003

	Year Ended		Six Months Ended
	December 31,		June 30,

	2001	2002	2002	2003

			(unaudited)

	(in thousands of dollars)
Cash flows from operating activities
Net loss	$(2,978)	$(3,226)	$(1,650)	$(2,083)

Adjustments to reconcile net loss to net cash (used in) provided by operating activities
Depreciation and amortization	1,352	1,475	811	816
Changes in operating assets and liabilities, excluding effects from acquisition:
Accounts receivable	(569)	(157)	2,297	2,467
Prepaid expenses and other current assets	242	(147)	(1)	54
Accounts payable and accrued expenses	(360)	666	(186)	(702)
Deferred revenue	(367)	898	(600)	(828)

Net cash (used in) provided by operating activities	(2,680)	(491)	671	(276)

Cash flows from investing activities
Purchases of fixed assets	(374)	(93)	(26)	(32)
Capitalized software	(1,252)	(583)	(279)	(236)
Business acquisition	—	(850)	—	—

Net cash used in investing activities	(1,626)	(1,526)	(305)	(268)

Cash flows from financing activities
Repayments of capital lease	(251)	(340)	(167)	(198)
Intercompany advances (repayments)	4,757	2,357	(199)	742
Repayment of note payable	(200)	—	—	—

Net cash provided by (used in) financing activities	4,306	2,017	(366)	544

Net change in cash and cash equivalents	—	—	—	—
Cash and cash equivalents, beginning of period	—	—	—	—

Cash and cash equivalents, end of period	$—	$—	$—	$—

Supplemental disclosures
Cash paid for interest	$4	$26	$9	$20

See non-cash financing transactions at Note 4 and 9

The accompanying notes are an integral part of these financial statements.

LIBERTY FITECH SYSTEMS, INC.

(a wholly-owned subsidiary of Liberty Enterprises, Inc.)
NOTES TO FINANCIAL STATEMENTS
December 31, 2001, December 31, 2002 and June 30, 2003

1.     Description of Business

      Liberty FiTech Systems, Inc., or FiTech, was founded in 1977 and is based in Atlanta, Georgia. FiTech is a provider of credit union core software and processing services. FiTech’s software, Manager Gold, enables credit unions to manage back-office core accounting operations, customer interaction processes, and data processing.

      Through June 30, 2003, FiTech was a wholly-owned subsidiary of Liberty Enterprises, Inc., or Liberty, a Minneapolis, Minnesota provider of payment products, marketing services, and technology solutions to credit unions based in the United States of America. Liberty acquired FiTech in August 2000. On July 1, 2003, Open Solutions Inc. (“Open Solutions”) purchased substantially all of the operating assets and assumed certain liabilities of FiTech from Liberty for a purchase price of $11,703,000, comprised of $8,000,000 in cash, $1,903,000 in a note payable to FiTech, and 193,133 shares of Open Solutions’ common stock.

2.     Basis of Presentation

      During the periods presented, FiTech operated as a subsidiary of Liberty and shared certain resources with Liberty. The financial statements of FiTech have been derived from the financial statements and accounting records of Liberty using historical results of operations and historical basis of assets and liabilities. FiTech’s management believes the assumptions underlying the combined financial statements are reasonable. However, the financial statements included herein may not necessarily reflect FiTech’s results of operations, financial position and cash flows in the future or its results of operations, financial position and cash flows had FiTech operated as a stand-alone entity during the periods presented.

      The financial statements include allocations of certain Liberty expenses. Corporate expense allocations have been primarily charged based on the ratio of FiTech’s head count or revenue to Liberty’s aggregate consolidated head count or revenue, depending on the nature of the expense. FiTech’s allocated expenses primarily include administrative expenses such as accounting and finance services, human resources, corporate marketing, and information technology. These expenses totaled $1,314,000 and $1,531,000 for the years ended December 31, 2001 and 2002, and $766,000 (unaudited) and $727,000 for the six months ended June 30, 2002 and 2003, respectively, and are reflected in general and administrative expenses in the accompanying financial statements. FiTech’s management believes the amount of these services are a reasonable representation of the services performed for or benefited by FiTech.

      Liberty uses a centralized approach to cash management and the financing of its operations. Cash deposits from FiTech are transferred to Liberty and cash disbursements made by FiTech are funded by Liberty. The net balance of such deposits and disbursements is reflected in the balance sheet as Advances from Liberty. As a result, Liberty’s cash, cash equivalents and debt at the corporate level have not been allocated to FiTech in the financial statements.

      FiTech’s financial statements include an interest expense allocation totaling $236,000 and $347,000 for the years ended December 31, 2001 and 2002, and $139,000 (unaudited) and $240,000 for the six months ended June 30, 2002 and 2003, respectively. Interest expense has been allocated based on an assumed incremental borrowing rate applied to the average monthly Advances from Liberty balance during each period. The associated incremental borrowing rate was 7.5 percent for the year ended December 31, 2001 and 5.5 percent for all periods thereafter. The Advances from Liberty do not necessarily reflect the level of indebtedness FiTech would assume on a stand-alone basis, and the assumed incremental borrowing rate does not necessarily reflect the interest rate of FiTech on a stand-alone basis. FiTech’s management believes these are reasonable estimates of the cost of financing FiTech’s assets and operations based on the nature of the business and the risks and expected returns of similar debt securities. On a stand-alone basis, FiTech may not

LIBERTY FITECH SYSTEMS, INC.
(a wholly-owned subsidiary of Liberty Enterprises, Inc.)
NOTES TO FINANCIAL STATEMENTS — (Continued)

be able to obtain financing at interest rates similar to those assumed above. Accordingly, FiTech’s interest expense as a stand-alone entity may be different than that reflected in the financial statements.

      There is no stated maturity date for the Advances from Liberty balance. As a result of the historical losses of FiTech and the expected continuation of negative operating cash flow, the Advances from Liberty are not expected to be repaid within the next year. In connection with the acquisition, the Advances from Liberty were not assumed by Open Solutions.

3.     Summary of Significant Accounting Policies

Use of Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Unaudited Interim Financial Statements

      The unaudited financial statements for the six months ended June 30, 2002 have been prepared on the same basis as the audited financial statements and, in the opinion of FiTech’s management, contain all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of its results of operations and cash flows. Results for the six months ended June 30, 2002 are not necessarily indicative of results to be expected for the entire fiscal year 2002 or any other interim period.

Accounts Receivable

      Accounts receivables are presented net of the allowance for doubtful accounts. The allowance is based on historical experience of credit losses and a periodic evaluation of accounts receivable balances outstanding. As of December 31, 2001 and 2002 and June 30, 2003, the allowance for doubtful accounts was $215,000, $53,000 and $50,000, respectively. FiTech did not have significant bad debt expense during the years ended December 31, 2001 and 2002 and the six months ended June 30, 2002 and 2003.

Fixed Assets

      Fixed assets are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets: computer software and hardware over three years and furniture and fixtures over ten years. Leasehold improvements are amortized over the shorter of the term of the lease or the useful life of the asset.

Long-Lived Assets

      FiTech evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset or asset group to future undiscounted net cash flows expected to be generated by the asset or asset group. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets, determined based on discounted cash flows. FiTech did not recognize any impairment loss for long-lived assets in the years ended December 31, 2001 and 2002 or in the six months ended June 30, 2003.

LIBERTY FITECH SYSTEMS, INC.
(a wholly-owned subsidiary of Liberty Enterprises, Inc.)
NOTES TO FINANCIAL STATEMENTS — (Continued)

Capitalized Software Costs

      Capitalized software costs for new software products and additional modules for existing software are expensed as incurred until technological feasibility is established, in accordance with Statement of Financial Accounting Standards No. 86, Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed. Technological feasibility is established at the point in which a working model of the product has been completed and completeness of the working model and its consistency with the product design has been confirmed by testing. The capitalized software costs are amortized using the straight-line method over the estimated economic life of the capitalized asset, generally three years, which is greater than the ratio of current gross revenues to anticipated total gross revenues for the product. FiTech records amortization of capitalized internal software costs within cost of revenues in the accompanying statements of operations. FiTech capitalized internal software costs of $1,061,000 and $484,000 for the years ended December 31, 2001 and 2002, respectively, and $248,000 (unaudited) and $227,000 for the six months ended June 30, 2002 and 2003, respectively. Amortization expense of capitalized software costs was $133,000 and $434,000 for the years ended December 31, 2001 and 2002, respectively, and $214,000 (unaudited) and $255,000 for the six-month periods ended June 30, 2002 and 2003, respectively.

Goodwill and Other Intangible Assets

      Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets of an acquired business. Effective January 1, 2002, FiTech adopted Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets. Prior to adopting SFAS No. 142, goodwill was amortized on a straight-line basis over its estimated economic life of 20 years. As a result of adopting SFAS No. 142, goodwill is no longer amortized, but instead is tested for impairment at the reporting unit level at least annually and whenever events or changes in circumstances indicate that goodwill might be impaired. Management performed an annual impairment test of its goodwill as of October 2002 and has determined that no impairment charge is necessary.

Revenue Recognition

      FiTech generates revenues from licensing the rights to use its software products and certain third-party software products to end-users. FiTech also generates revenues from customer support and maintenance, installation services, professional and training services provided to customers, data center services and hardware sales. FiTech’s maintenance and support arrangements offer unspecified upgrades and enhancements on software products only on a when-and-if-available basis. FiTech warrants that their products will function substantially in accordance with documentation provided to customers. To date, FiTech has not incurred any significant expenses related to warranty claims.

      FiTech recognizes revenue in accordance with AICPA Statement of Position 97-2, Software Revenue Recognition. FiTech sells software licenses in conjunction with hardware and professional services for installation and maintenance. FiTech also provides data center services in conjunction with hardware and installation services. For arrangements in which licenses or data center services are bundled with other elements such as maintenance and installation services, FiTech does not have vendor-specific objective evidence of the fair value of the undelivered elements of individual contracts. Accordingly, for sales of these arrangements, FiTech recognizes all elements of the contract, except for hardware, ratably over the contract term. The related costs are also recognized ratably over the contract term. Hardware revenue and related costs are recognized upon delivery.

      Deferred revenue is comprised of payments received in advance of the recognition of revenue.

      FiTech recognizes revenue from hardware arrangements in accordance with EITF 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent. For these arrangements, FiTech is primary obligor, has

LIBERTY FITECH SYSTEMS, INC.
(a wholly-owned subsidiary of Liberty Enterprises, Inc.)
NOTES TO FINANCIAL STATEMENTS — (Continued)

latitude in establishing pricing, is involved in determining product specifications, and has general credit risk. Accordingly, FiTech recognizes hardware revenue and related costs on a gross basis.

Research and Development Costs

      Research and development costs, which are described as product development costs in the statements of operations, are expensed as incurred.

Income Taxes

      Liberty has elected to be treated for federal and state income tax purposes as an S Corporation under Subchapter S of the Internal Revenue Code and comparable state laws. Historically, FiTech’s results have been consolidated into Liberty for the purposes of filing tax returns. The tax provision of FiTech has been prepared on a separate tax return basis. Under a separate tax return basis, the earnings of FiTech are passed through as taxable income of FiTech’s stockholders for federal and state income tax purposes. Accordingly, no provision for income taxes has been included in the accompanying financial statements.

Concentration of Credit Risk

      Financial instruments that potentially expose FiTech to concentrations of credit risk are limited to accounts receivable. At December 31, 2001, two individual customers each accounted for 30 percent and 22 percent of accounts receivable. At December 31, 2002, two individual customers each accounted for 49 percent and 14 percent of accounts receivable. At June 30, 2003, no customers accounted for greater than 10 percent of accounts receivable. FiTech maintains allowances for potential credit risks and otherwise controls this risk through monitoring procedures.

      In the years ended December 31, 2001 and the six months ended June 30, 2002 and 2003, no customers accounted for greater than the 10 percent of revenues. In the year ended December 31, 2002, two individual customers each accounted for 13 percent and 10 percent of revenues.

Fair Value of Financial Instruments

      The carrying amount of accounts receivable, accounts payable and accrued expenses approximate fair value because of the short maturity of those instruments. The carrying amount of notes payable approximates fair value, and a fluctuation in interest rates would not be material to FiTech’s financial position.

Recent Accounting Pronouncements

      In November 2002, the Emerging Issues Task Force (EITF) issued EITF Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. This issue addresses revenue recognition for arrangements with multiple deliverables which should be considered as separate units of accounting if the deliverables meet certain criteria as described in EITF 00-21. This issue is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. Early adoption is permitted.

      In November 2002, the FASB issued FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN No. 45 requires that a liability be recorded in the guarantor’s balance sheet upon issuance of a guarantee. In addition, FIN No. 45 requires disclosure about the guarantees that an entity has issued, including a reconciliation of changes in the entity’s product warranty liabilities. The initial recognition and initial measurement provisions of FIN No. 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN No. 45 are effective for financial statements of annual periods ending after

LIBERTY FITECH SYSTEMS, INC.
(a wholly-owned subsidiary of Liberty Enterprises, Inc.)
NOTES TO FINANCIAL STATEMENTS — (Continued)

December 15, 2002. FiTech’s software license agreements do not provide indemnification for any third-party performance.

      In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 changes the accounting for certain financial instruments that, under previous guidance, could be classified as equity or “mezzanine” equity, including mandatorily redeemable instruments, by now requiring those instruments to be classified as liabilities in the statement of financial position. Further, SFAS No. 150 requires disclosure regarding the terms of those instruments and settlement alternatives. For private companies, mandatorily redeemable financial instruments are subject to the provisions of SFAS No. 150 for the fiscal period beginning after December 15, 2003.

      The adoption of these standards does not have any impact on our financial statements.

4.     Acquisition

      In September 2002, FiTech acquired substantially all of the assets of Perform, Inc. (“Perform”), a re-seller of FiTech’s products. FiTech paid a purchase price of $1,000,000 comprised of $850,000 in cash and $150,000 in a note payable. The acquisition was accounted for as a purchase transaction and the operating results of Perform have been included in the financial statements from the date of acquisition. Accordingly, the purchase price was allocated to the assets acquired based on fair value as follows:

Tangible assets acquired	$22,000
Customer list	953,000
Covenant not to compete	25,000

$1,000,000

      The fair value of the identifiable intangibles was determined based on management’s valuation analysis utilizing an income approach that takes into account future cash flows. The amortizable intangibles are being amortized over a useful life of 5 to 15 years.

5.     Fixed Assets

	December 31,	December 31,	June 30,
	2001	2002	2003

Computer hardware	$1,840,000	$1,933,000	$2,132,000
Office furniture and equipment	81,000	81,000	83,000
Leasehold improvements	114,000	114,000	114,000

	2,035,000	2,128,000	2,329,000
Less: accumulated depreciation	(526,000)	(1,080,000)	(1,369,000)

	$1,509,000	$1,048,000	$960,000

      Depreciation and amortization expense on fixed assets was $480,000 and $554,000 for the years ended December 31, 2001 and 2002, respectively, and $270,000 (unaudited) and $289,000 for the six months ended June 30, 2002 and 2003, respectively.

6.     Goodwill and Other Intangible Assets

      The goodwill of $6,843,000, recorded at December 31, 2001 and 2002 and June 30, 2003, was related to the acquisition of FiTech by Liberty in August 2000.

LIBERTY FITECH SYSTEMS, INC.
(a wholly-owned subsidiary of Liberty Enterprises, Inc.)
NOTES TO FINANCIAL STATEMENTS — (Continued)

      Upon FiTech’s adoption of SFAS 142 as of January 1, 2002, amortization of goodwill ceased. No amortization expense related to goodwill was recognized in 2002, and the statements of operations include amortization expense related to goodwill of $663,000 in 2001, which was included in general and administrative expenses. Net loss for the year ended December 31, 2001, adjusted to exclude amortization expense, would have been $2,315,000. FiTech recorded accumulated amortization expense related to goodwill of $874,000 through December 31, 2001.

      FiTech also has other purchased intangible assets with the following balances at each respective balance sheet date:

	December 31,	December 31,	June 30,
	2001	2002	2003

Customer lists	$5,865,000	$6,819,000	$6,819,000
Other	288,000	313,000	313,000
Less: Accumulated amortization	(540,000)	(980,000)	(1,252,000)

Other intangible assets	$5,613,000	$6,152,000	$5,880,000

      The purchased intangibles relate to the acquisition of FiTech by Liberty in August 2000 and to the acquisition of Perform by FiTech in September 2002 (Note 4).

      The estimated amortization expense for other intangible assets for each of the next five years is expected to approximate:

2003	$497,000
2004	455,000
2005	455,000
2006	455,000
2007	455,000

7.     Accrued Expenses

	December 31,	December 31,	June 30,
	2001	2002	2003

Deferred compensation (Note 11)	$290,000	$328,000	$340,000
Salary and bonuses	122,000	224,000	32,000
Interest	49,000	71,000	84,000
Other	72,000	157,000	141,000

	$533,000	$780,000	$597,000

      In connection with the acquisition of FiTech by Open Solutions (see Note 1), the accruals for deferred compensation, salary and bonuses, and interest were not assumed by Open Solutions.

8.     Long-Term Debt

      In conjunction with the acquisition of FiTech by Liberty in September 2000, FiTech issued a $1,000,000 note payable to MASREM L.P., which is an entity controlled by the President of FiTech. In May 2001, FiTech made a prepayment of $200,000 on the note. In June 2001, the parties reduced the principal balance of the note by an additional $559,000 due to various credits that reduced the purchase price. The note accrues interest at a rate of 9 percent and is due in full on January 2, 2004.

LIBERTY FITECH SYSTEMS, INC.
(a wholly-owned subsidiary of Liberty Enterprises, Inc.)
NOTES TO FINANCIAL STATEMENTS — (Continued)

      In conjunction with the acquisition of Perform in August 2002 (see Note 4), FiTech entered into a note payable to Perform. The note, which has an original principal balance of $150,000, accrues interest at a rate equal to the prime lending rate and is due in three equal installments on January 1, 2006, January 1, 2007 and January 1, 2008. The payment of the note is subject to a condition that revenue from customers acquired from Perform reaches certain thresholds in the second and third year after purchase. Management expects that revenue from these acquired customers will meet the thresholds and, accordingly, the full amount has been accrued.

      Long-term debt, excluding the Advances from Liberty (see Note 2), is comprised of the following:

	December 31,	December 31,	June 30,
	2001	2002	2003

Note payable to MASREM L.P.	$241,000	$241,000	$241,000
Note payable to Perform, Inc.	—	150,000	150,000

	241,000	391,000	391,000
Less: current maturities	—	—	(241,000)

	$241,000	$391,000	$150,000

      The future principal maturities of long-term debt, excluding Advances from Liberty, are approximately as follows as of June 30, 2003:

Year Ended December 31,
2004	$241,000
2005	—
2006	50,000
2007	50,000
2008	50,000

9.     Capital Lease Obligations

      In April 2001, FiTech entered into a capital lease agreement for computer equipment. The capital lease is payable in monthly installments through March 2005 and has an incremental borrowing rate of 7.5 percent. In April 2003, FiTech entered into an additional capital lease agreement for computer equipment. This capital lease is payable in monthly installments through March 2005 and has an incremental borrowing rate of 5.5 percent. Both capital lease obligations are collateralized by the equipment under these leases.

      Capital lease obligations are comprised of the following:

	December 31,	December 31,	June 30,
	2001	2002	2003

Computer equipment lease	$1,035,000	$695,000	$667,000
Less: current maturities	(340,000)	(331,000)	(408,000)

	$695,000	$364,000	$259,000

LIBERTY FITECH SYSTEMS, INC.
(a wholly-owned subsidiary of Liberty Enterprises, Inc.)
NOTES TO FINANCIAL STATEMENTS — (Continued)

      Future minimum payments under these leases are as follows:

Six Months Ended December 31, 2003	$195,000
Year Ended December 31,
2004	468,000
2005	117,000

Total minimum lease payments	780,000
Amounts representing interest	(113,000)

Present value of minimum lease payments	$667,000

      The capitalized cost and accumulated amortization of assets acquired under capital leases included in the amounts presented above, are summarized as follows:

	December 31,	December 31,	June 30,
	2001	2002	2003

Computer equipment	$1,287,000	$1,287,000	$1,456,000
Accumulated amortization	(241,000)	(563,000)	(745,000)

	$1,046,000	$724,000	$711,000

      Amortization expense for property and equipment under capital leases amounted to approximately $241,000 and $322,000 for the years ended December 31, 2001 and 2002, respectively, and $161,000 (unaudited) and $182,000 for the six months ended June 30, 2002 and 2003, respectively.

10.     401(k) Plan

      Employees of FiTech are eligible to contribute to a voluntary 401(k) plan sponsored by Liberty. Liberty provides matching contributions of 100 percent of the first 8% of the employee’s compensation that is deferred under the plan. Expense recognized for the Liberty contributions to the accounts of FiTech employees for the years ended December 31, 2001 and 2002 and the six months ended June 30, 2002 and 2003 were $409,000, $454,000, $227,000 (unaudited) and $303,000, respectively.

11.     Commitments and Contingencies

      At June 30, 2003, FiTech was committed under facility and various other operating leases, which expire at various dates through 2006. Minimum future lease payments under noncancelable leases with a remaining term of greater than one year at December 31, 2003 are approximately as follows:

Six Months Ended December 31, 2003	$261,000
Years Ended December 31,
2004	316,000
2005	24,000

Total minimum obligations	$601,000

      Rent expense under operating leases was $420,000, $399,000, $185,000 (unaudited) and $244,000 for the years ended December 31, 2001 and 2002 and the six months ended June 30, 2002 and 2003, respectively.

      In September 2000, FiTech entered into a deferred compensation arrangement with an employee which provides the individual with a payment of the sum of a) $250,000, b) a quarterly benefit of $6,000, and

LIBERTY FITECH SYSTEMS, INC.
(a wholly-owned subsidiary of Liberty Enterprises, Inc.)
NOTES TO FINANCIAL STATEMENTS — (Continued)

c) an additional $25,000 for each fiscal year that FiTech achieves its performance goals and the individual’s employment continues. The payment will be made on the earlier of January 1, 2004, or thirty days after termination of the employee. The payment will be made in installments on the first, second and third anniversary dates of the employment termination, and the unpaid amount will accrued 8 percent interest from the commencing on the date of termination. FiTech recorded an accrual of $290,000, $328,000 and $340,000 as of December 31, 2001 and 2002 and June 30, 2003, respectively, related to this deferred compensation arrangement.

Dealer Prospectus Delivery Obligation

         Until                   , 2003 (25 days after the commencement of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

         No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstance and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

5,000,000 shares

Common Stock

PROSPECTUS

                        , 2003

Bear, Stearns & Co. Inc.

Friedman Billings Ramsey

U.S. Bancorp Piper Jaffray

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.     Other Expenses of Issuance and Distribution

      The following table sets forth the estimated expenses payable by us in connection with the offering (excluding underwriting discounts and commissions):

Nature of Expense	Amount

SEC Registration Fee	$7,443
NASD Filing Fee	9,700
Nasdaq National Market Listing Fee	100,000
Accounting Fees and Expenses	500,000
Legal Fees and Expenses	300,000
Printing Expenses	125,000
Blue Sky Qualification Fees and Expenses	10,000
Transfer Agent’s Fee	15,000
Miscellaneous	32,857

Total	1,100,000

      The amounts set forth above, except for the Securities and Exchange Commission, National Association of Securities Dealers, Inc. and Nasdaq National Market fees, are in each case estimated.

Item 14.     Indemnification of Directors and Officers

      Article SEVENTH of our Restated Certificate of Incorporation, as amended to date (the “Charter”) eliminates the personal liability of directors to the fullest extent permitted by Section 102(b)(7) of the Delaware General Corporation Law and provides that no director of our company shall be personally liable for any monetary damages for any breach of fiduciary duty as a director, except to the extent that the Delaware General Corporation Law statute prohibits the elimination or limitation of liability of directors for breach of fiduciary duty.

      Article EIGHTH of our Charter provides that each of our directors and officers (a) shall be indemnified by us against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement incurred in connection with any litigation or other legal proceeding (other than an action by or in the right of us) threatened or brought against him by virtue of the fact that he is, or has agreed to serve as, a director or officer of our company or is serving in the position of director, officer, partner, employee or trustee of another corporation, partnership, joint venture trust or other enterprise on our behalf, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceeding, he had no reasonable cause to believe his conduct was unlawful and (b) shall be indemnified by us against all expenses (including attorneys’ fees) and amounts paid in settlement incurred in connection with any action by or in the right of us brought against him by virtue of the fact that he is, or has agreed to serve as, a director or officer of our company or is serving in the position of director, officer, partner, employee or trustee of another corporation, partnership, joint venture trust or other enterprise on our behalf, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, our best interests, except that no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to us, unless a court determines that, despite such adjudication but in view of all of the circumstances, he is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that a director or officer has been successful, on the merits or otherwise, including, without limitation, the dismissal of an action without prejudice, he is required to be indemnified by us against all expenses (including attorneys’ fees) incurred in connection therewith. Expenses shall be advanced to a director or officer at his request, provided that he undertakes to repay the amount advanced if it is ultimately determined that he is not entitled to indemnification for such expenses.

      Indemnification is required to be made unless we determine that the applicable standard of conduct required for indemnification has not been met. In the event of a determination by us that the director or officer did not meet the applicable standard of conduct required for indemnification or if we fail to make an indemnification payment within 30 days after such payment is claimed by such person, such person is permitted to petition the court to make an independent determination as to whether such person is entitled to indemnification. As a condition precedent to the right of indemnification, the director or officer must give us notice of the action for which indemnity is sought and we have the right to participate in such action or assume the defense thereof.

      Article EIGHTH of our Charter further provides that the indemnification provided therein is not exclusive, and provides that in the event that the Delaware General Corporation Law statute is amended, we must continue to indemnify our directors and officers with respect to any action that arose prior to the amendment, to the same extent that the director or officer would have been indemnified prior to the amendment.

      Section 145 of the Delaware General Corporation Law provides that a corporation has the power to indemnify a director, officer, employee, or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person has no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court determines that such indemnification is proper under the circumstances.

      We maintain a general liability insurance policy which covers certain liabilities of directors and officers of our corporation arising out of claims based on acts or omissions in their capacities as directors or officers.

      In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act of 1933, as amended (the “Securities Act”), against certain liabilities.

      At present, there is no pending litigation or proceeding involving any director, officer, employee or agent as to which indemnification will be required or permitted under our Charter. The Registrant is not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

Item 15.     Recent Sales of Unregistered Securities

      Set forth below is information regarding shares of common stock and preferred stock issued, and options and restricted stock awards granted, by the Registrant within the past three years. Also included is the consideration, if any, received by the Registrant for such shares, and information relating to the section of the Securities Act, or rule of the Securities and Exchange Commission under which exemption from registration was claimed. Certain of the transactions described below involved directors, officers and five percent stockholders of the Registrant. See “Related Party Transactions.”

(a) Issuance of Capital Stock

      1.     On December 8, 2000, the Registrant issued 1,042 shares of Series B preferred stock to Mark Heller upon the exercise of a warrant.

      2.     On December 22, 2000, the Registrant issued 107,291 shares of Series B preferred stock to four existing stockholders upon the exercise of warrants.

      3.     On April 16, 2001, the Registrant sold 1,190,986 shares of Series F preferred stock for $11,099,990 to eleven entities that qualify as “accredited investors,” as defined in Rule 501(a) of the Securities Act. Nine of the eleven entities had participated in the Registrants offering of Series F preferred stock in March 2000.

      4.     On August 3, 2001, the Registrant issued a total of 80,472 shares of Series G preferred stock and 55,496 shares of common stock to four stockholders of Sound Software Development, Inc. (“Sound Software”) in connection with the merger of Sound Software into a wholly-owned subsidiary of the Registrant.

      5.     On October 15, 2001, the Registrant issued 83,333 shares of Series C preferred stock to Aetna Life Insurance Company upon the exercise of a warrant.

      6.     On November 15, 2001, the Registrant issued 13,889 shares of Series C preferred stock to Connecticut Innovations, Incorporated upon the exercise of a warrant.

      7.     On December 14, 2001, the Registrant issued 314,486 shares of common stock to four stockholders of Imagic Corporation (“Imagic”) in connection with the merger of Imagic into a wholly-owned subsidiary of the Registrant.

      8.     On July 1, 2003, the Registrant issued 133,195 shares of common stock to Liberty FiTech Systems, Inc. in connection with the acquisition of substantially all of the assets of Liberty FiTech Systems, Inc. by a subsidiary of the Registrant. Liberty FiTech Systems, Inc. was an accredited investor.

      No underwriters were involved in the foregoing sales of securities. The securities described in this paragraph (a) of Item 15 were issued to these individuals and entities in reliance upon exemptions from the registration provisions of the Securities Act set forth in Section 4(2) thereof relative to sales by an issuer not involving any public offering, to the extent an exemption from such registration was required. With the exception of the four stockholders of Imagic referenced in number 7, all purchasers of shares of our preferred stock described above represented to us in connection with their purchase that they were accredited investors and were acquiring the shares for investment and not distribution, that they could bear the risks of the investment and could hold the securities for an indefinite period of time. The purchasers received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration or an available exemption from registration.

(b) Stock Option and Restricted Stock Grants

      1.     Since August 2000, the Registrant has issued an aggregate of 113,793 shares of common stock to 24 individuals pursuant to the exercise of stock options.

      2.     On May 7, 2003, the Registrant issued an aggregate of 680,530 shares of common stock to nineteen employees pursuant to the Registrant’s 2000 Stock Incentive Plan. Each of the nineteen employees has executed a Stock Restriction Agreement that places restrictions on the shares of common stock that were issued.

      3.     The Registrant’s 1994 Stock Option Plan was adopted by the board of directors and approved by the stockholders of the Registrant in March 1994. As of September 30, 2003, options to purchase 653,546 shares of common stock had been exercised for an aggregate consideration of $393,176, and options to purchase 1,316,380 shares of common stock, at a weighted average price of $4.35 per share, were outstanding under the plan.

      4.     The Registrant’s 2000 Stock Incentive Plan was adopted by the board of directors and approved by the stockholders of the Registrant in December 2000. As of September 30, 2003, options to purchase 530 shares of common stock had been exercised for an aggregate consideration of $3,843, and options to purchase 1,519,966 shares of common stock, at a weighted average price of $5.71 per share, were outstanding under the plan.

      5.     The Registrant’s 2003 Stock Incentive Plan was adopted by the board of directors in August 2003 and approved by the stockholders of the Registrant in October 2003. No options or other awards have been granted or issued under the plan.

      6.     The Registrant’s 2003 Employee Stock Purchase Plan was adopted by the board of directors in August 2003 and approved by the stockholders of the Registrant in October 2003. No options or other awards have been granted or issued under the plan.

      The issuance of stock options and the common stock issuable upon the exercise of stock options as described in this paragraph (b) of Item 15 were issued pursuant to written compensatory plans or arrangements with the Registrant’s employees, directors and consultants, in reliance on the exemption provided by Rule 701 promulgated under the Securities Act, as well as Section 4(2) of the Securities Act. All recipients either received adequate information about us or had access, through employment or other relationships, to such information.

Item 16.     Exhibits and Financial Statement Schedules

      See the Exhibit Index on the page immediately preceding the exhibits for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.

Item 17.     Undertakings

      The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 6 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Glastonbury, state of Connecticut, on November 24, 2003.

OPEN SOLUTIONS INC.

By:	/s/ LOUIS HERNANDEZ, JR.

Louis Hernandez, Jr.
Chairman of the Board and Chief Executive Officer

      Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 6 to Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature		Title	Date

/s/ LOUIS HERNANDEZ, JR. Louis Hernandez, Jr.		Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	November 24, 2003

/s/ CARL D. BLANDINO Carl D. Blandino		Vice President, Chief Financial Officer, Treasurer and Secretary (Principal Financial Officer and Principal Accounting Officer)	November 24, 2003

/s/ DOUGLAS K. ANDERSON* Douglas K. Anderson		Director	November 24, 2003

/s/ DOUGLAS C. CARLISLE* Douglas C. Carlisle		Director	November 24, 2003

/s/ DAVID M. CLARKE* David M. Clarke		Director	November 24, 2003

/s/ DAVID DAME* David Dame		Director	November 24, 2003

/s/ SAMUEL F. MCKAY* Samuel F. McKay		Director	November 24, 2003

/s/ CARLOS P. NAUDON* Carlos P. Naudon		Director	November 24, 2003

/s/ WILLIAM W. NEVILLE* William W. Neville		Director	November 24, 2003

/s/ GREG THOMPSON* Greg Thompson		Director	November 24, 2003

/s/ RICHARD P. YANAK* Richard P. Yanak		Director	November 24, 2003

*By:	/s/ CARL D. BLANDINO Carl D. Blandino Attorney-In-Fact

EXHIBIT INDEX

Exhibit
Number		Description

**1	.1	Form of Underwriting Agreement.
**2	.1	Asset Purchase Agreement between Liberty FiTech Systems, Inc., Liberty Enterprises, Inc., Open Solutions FiTech, Inc. and Open Solutions Inc. dated June 30, 2003, together with Promissory Note made by Open Solutions FiTech, Inc. in favor of Liberty FiTech Systems, Inc. for the principal sum of $1,700,000 dated June 30, 2003, together with Security Agreement between Open Solutions FiTech, Inc. and Liberty FiTech Systems, Inc. dated June 30, 2003.
**2	.2	Agreement and Plan of Merger and Reorganization between Open Solutions Inc., OSI Merger Corporation, Imagic Corporation and the stockholders listed therein dated December 14, 2001.
**3	.1	Amended and Restated Certificate of Incorporation of the Registrant, as amended by the Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Registrant.
**3	.2	Form of Certificate of Amendment to Amended and Restated Certificate of Incorporation of the Registrant to be effective immediately prior to the effectiveness of this Registration Statement.
**3	.3	Form of Restated Certificate of Incorporation of the Registrant to be effective upon closing of the offering.
**3	.4	Amended and Restated By-Laws of the Registrant.
**3	.5	Form of Amended and Restated By-Laws of the Registrant to be effective upon closing of offering.
**4	.1	Specimen certificate for shares of the Registrant’s Common Stock.
**5	.1	Opinion of Hale and Dorr LLP, counsel to the Registrant, regarding the legality of the shares of common stock.
**10	.1	1994 Stock Option Plan, as amended.
**10	.2	2000 Stock Incentive Plan, as amended.
**10	.3	2003 Stock Incentive Plan.
10.4		2003 Employee Stock Purchase Plan, as amended.
**10	.5	Amended and Restated Investors’ Rights Agreement between Open Solutions Inc. and the Investors (as defined therein) dated March 17, 2000.
**10	.6	Registration Rights Agreement between Open Solutions Inc. and Liberty FiTech Systems, Inc. dated June 30, 2003.
**10	.7	Employment Agreement between Open Solutions Inc. and Louis Hernandez, Jr. dated May 6, 2002.
**10	.8	Form of Stock Restriction Agreement dated May 7, 2003, as amended, together with a schedule of material terms.
**+10	.9	Software License Agreement between Open Solutions Inc. and BISYS, Inc. dated as of September 1, 2003.
**10	.10	Gross Lease between Open Solutions Inc. and Principal Mutual Life Insurance Company dated February 29, 1996, as amended by the First Amendment to Lease between Open Solutions Inc. and Principal Mutual Life Insurance Company dated January 27, 1998, as amended by the Second Amendment to Lease between Open Solutions Inc. and Principal Life Insurance Company (f/k/a Principal Mutual Life Insurance Company) dated May 25, 1999, as amended by the Third Amendment to Lease between Open Solutions Inc. and Foster Properties, LLC (as successor-in-interest to Principal Life Insurance Company) dated September 16, 1999, as amended by the Fourth Amendment to Lease between Open Solutions Inc. and Foster Properties, LLC dated November 29, 2000.
**10	.11	Lease between Open Solutions Inc. and Carl Foster, LLC dated February 14, 2000, as amended by the Amendment of Lease between Open Solutions Inc. and Carl Foster, LLC dated May 8, 2000.

Exhibit
Number		Description

**10	.12	Lease Agreement between FiTech Systems, Inc. and Piedmont/ Maple, L.L.C. dated January 22, 1998, as amended by the First Amendment to Lease Agreement between FiTech Systems, Inc. and Piedmont/ Maple, L.L.C. dated February 10, 1999, as amended by the Second Amendment to Lease Agreement between FiTech Systems, L.P. and Piedmont/ Maple, L.L.C. dated September 3, 1999, as amended by the Assignment of Lease between FiTech Systems, L.P. (as assignor) and Liberty FiTech Systems, Inc. (as assignee) dated August 31, 2000, as amended by the Third Amendment to Lease Agreement between Liberty FiTech Systems, Inc. and Piedmont/ Maple, L.L.C. dated May 29, 2001, as amended by the Fourth Amendment to Lease Agreement between Liberty FiTech Systems, Inc. and Piedmont/ Maple, L.L.C. dated January 21, 2002, as amended by the Assignment and Assumption of Lease Agreement between Liberty FiTech Systems, Inc. (as assignor), Open Solutions FiTech, Inc. (as assignee) and Piedmont/ Maple, L.L.C. dated June 30, 2003.
**10	.13	Loan and Security Agreement between Open Solutions Inc. and Silicon Valley Bank dated April 22, 2003, together with Negative Pledge Agreement between Open Solutions Inc. and Silicon Valley Bank dated April 22, 2003.
**10	.14	Promissory Note made by Open Solutions Inc. in favor of HNC Financial Solutions, Inc. for the principal sum of $500,000 dated March 29, 2002.
**10	.15	Promissory Note made by Open Solutions Inc. in favor of HNC Software Inc. for the principal sum of $950,000 dated October 31, 2002.
**21	.1	List of Subsidiaries of Open Solutions Inc.
23.1		Consent of PricewaterhouseCoopers LLP
**23	.2	Consent of Hale and Dorr LLP (included in Exhibit 5.1).
**24	.1	Power of Attorney.

**	Previously filed.

+	Confidential treatment requested as to certain portions of this Exhibit pursuant to Rule 406 promulgated under the Securities Act. Such portions have been omitted and filed separately with the Securities and Exchange Commission.